SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X            Form 40-F _____
                   ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes ____          No    X
                             ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

Annoucement on Connected Transactions and Continuing Connected Transactions of China Petroleum & Chemical Corporation (the "registrant") made on November 6, 2004 in English by the registrant.

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           THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION
-------------------------------------------------------------------------------
IF YOU ARE IN DOUBT as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

IF YOU HAVE SOLD OR TRANSFERRED all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes norepresentation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of China Petroleum & Chemical Corporation and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of China Petroleum & Chemical Corporation's securities in the United States will be made only by means of a prospectus relating to such securities.
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                             [LOGO GRAPHIC OMMITED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (STOCK CODE: 386)

                            CONNECTED TRANSACTIONS
                                      AND
                       CONTINUING CONNECTED TRANSACTIONS


                             Financial Adviser to
                    China Petroleum & Chemical Corporation


                           [CICC LOGO GRAPHIC OMMITED]
                          China International Capital
                        Corporation (Hong Kong) Limited


                     Independent Financial Adviser to the
           Independent Board Committee and Independent Shareholders

                        [ROTHSCHILD LOGO GRAPHIC OMMITED]

                   N M Rothschild & Sons (Hong Kong) Limited


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A letter from the Independent Board Committee of China Petroleum & Chemical
Corporation is set out on pages 53 to 54 of this circular. A letter from N M Rothschild & Sons (Hong Kong) Limited containing its advice to the Independent Board Committee is set out on pages 55 to 82 of this circular.

A notice convening an extraordinary general meeting of China Petroleum & Chemical Corporation to be held at Beijing Crowne Plaza Park View Wuzhou Hotel, No. 8 Beisihuan Zhong Road, Chaoyang District, Beijing, PRC on 21 December 2004 at 9:00 a.m. is set out on pages 162 to 164 of this circular. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the meeting.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

                                                                6 November 2004

                                   CONTENTS
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                                                                           Page

Definitions ..................................................................1

Letter from the Chairman

        1.   Introduction.................................................... 7

        2.   The Acquisition and the Disposal .............................. 10

        3.   Reasons and Benefits of the Acquisition and the Disposal ...... 19

        4.   Non-competition with Sinopec Group Company .................... 21

        5.   Details of the Target Assets .................................. 22

        6.   Prospective Continuing Connected Transactions ................. 47

        7.   Recommendation of the Independent Board Committee ............. 50

        8.   Valuation ..................................................... 51

        9.   EGM ........................................................... 52

        10.  General Information ........................................... 52

        11.  Miscellaneous ................................................. 52

Letter from the Independent Board Committee ................................ 53

Letter from Rothschild ..................................................... 55

Appendix 1      -    Property Valuation Report Prepared by Sallmanns ....... 83

Appendix 2      -    Property Valuation Reports Prepared by
                      Grant Sherman Appraisal Limited ..................... 104

Appendix 3      -    Plant and Machinery Valuation Report Prepared by
                      Grant Sherman Appraisal Limited...................... 132

Appendix 4      -    Plant and Machinery Valuation Report Prepared by
                      Greater China Appraisal Limited ..................... 146

Appendix 5      -    General Information .................................. 157

Notice of EGM ............................................................. 162

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                                  DEFINITIONS
-------------------------------------------------------------------------------

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:


"Acquisition"                                     the proposed acquisition by Sinopec Corp. of the relevant Target
                                                  Assets (including the Petrochemical Assets, the Catalyst Assets and the Gas Station Assets) under the Acquisition Agreements

"Acquisition Agreements" collectively:            1.    the sale and purchase agreement in respect of the
                                                        Petrochemical Assets, which was entered into between
                                                        Sinopec Corp. and Sinopec Group Company

                                                  2.    the sale and purchase agreement in respect of the Catalyst
                                                        Assets, which was entered into between Sinopec Corp. and
                                                        Sinopec Group Company

                                                  3.    the sale and purchase agreement in respect of the Gas
                                                        Station Assets, which was entered into between Sinopec
                                                        Corp. and Sinopec Group Company

"associates"                                      has the meaning ascribed to it in the Listing Rules

"Authorising Entities"                            the subsidiaries of Sinopec Group Company which authorised
                                                  Sinopec Group Company to enter into the Acquisition Agreements on their behalf, and the subsidiaries of Sinopec Corp. which
                                                  authorised Sinopec Corp. to enter into the Disposal Agreement on their behalf

"Aoda Technology"                                 Beijing Aoda Petrochemical New Technologies Development Centre,
                                                  which was established under the laws of the PRC

"Board"                                           the board of directors of Sinopec Corp.

"Changling Plant"                                 the catalyst plant of Changling Refinery

"Changling Refinery"                              Sinopec Group Changling Refinery and Chemical Co., Ltd., which was established under the laws of the PRC

"CICC"                                            China International Capital Corporation (Hong Kong) Limited,
                                                  which was previously registered with the Securities and Futures
                                                  Commission as an investment adviser and is deemed to be currently licensed to carry out Types 1, 4 and 6 regulated activities under the SFO, being the financial advisers to Sinopec Corp. in respect of the Acquisition, the Disposal and the Continuing Connected
                                                  Transactions

"Company"                                         Sinopec Corp. and its subsidiaries

"Completion Date"                                 31 December 2004, or a later date agreed upon by both parties in writing

"Continuing Connected Transactions"               the continuing transactions between the Company and Sinopec Group arising as a result of the Acquisition and the Disposal

"CSRC"                                            China Securities Regulatory Commission

"Directors"                                       the directors of Sinopec Corp.

"Disposal"                                        the proposed disposal by Sinopec Corp. of the relevant Target
                                                  Assets, namely the Downhole Operation Assets, under the Disposal
                                                  Agreement

"Disposal Agreement"                              the  sale  and  purchase   agreement  in  respect  of  the  Downhole
                                                  Operation  Assets,  which was entered into between Sinopec Corp. and
                                                  Sinopec Group Company



"EGM"                                             the extraordinary general meeting of Sinopec Corp. to be held on
                                                  21 December 2004 for Independent Shareholders to consider and to approve, amongst other things, the Acquisition (including the
                                                  Acquisition Agreements), the Disposal (including the Disposal
                                                  Agreement)

"Guangzhou Petrochemical"                         Sinopec Group Guangzhou Petrochemical General Plant, which was established under the laws of the PRC

"Henan Oilfield Branch Company"                   China Petroleum & Chemical Corporation Henan Oilfield Branch
                                                  Company, which was established under the laws of the PRC

"HK$"                                             Hong Kong Dollar, the lawful currency of Hong Kong

"Hong Kong"                                       The Hong Kong Special Administrative Region of the People's
                                                  Republic of China

"Huabei Branch Company"                           China Petroleum & Chemical Corporation Huabei Branch Company,
                                                  which was established under the laws of the PRC

"Huadong Branch Company"                          China Petroleum & Chemical Corporation Huadong Branch Company,
                                                  which was established under the laws of the PRC

"Independent Board Committee"                     being the committee comprising all the independent non-executive directors of Sinopec Corp. namely Mr. Chen Qingtai, Mr. Ho Tsu
                                                  Kwok Charles, Mr. Shi Wanpeng and Mr. Zhang Yocai, who advise the
                                                  Independent Shareholders in connection with the Acquisition
                                                  (including the Acquisition Agreements), the Disposal (including the Disposal Agreement) and the Continuing Connected Transactions
                                                  (including the New Continuing Connected Transactions Adjustment
                                                  Agreement) and are not interested in the Acquisition and Disposal

"Independent Shareholders"                        the shareholders of Sinopec Corp. other than Sinopec Group
                                                  Company and its associates

"Jianchang Petrochemical                          Hunan Jianchang Petrochemical Joint-Stock Limited Company, which was established under the laws of the PRC

"Jianghan Oilfield Branch Company"                China Petroleum & Chemical Corporation Jianghan Oilfield Branch
                                                  Company, which was established under the laws of the PRC

"Jiangsu Oilfield Branch Company"                 China Petroleum & Chemical Corporation Jiangsu Oilfield Branch
                                                  Company, which was established under the laws of the PRC

"Land Use Rights Lease Agreement"                 the land use rights lease agreement dated 3 June 2000 (as
                                                  amended)

"Latest Practicable Date"                         1 November 2004, being the latest practicable date prior to the publication of this circular for ascertaining certain information referred to in this circular

"Listing Rules"                                   The Rules Governing the Listing of Securities on The Stock Exchange
                                                  of Hong Kong Limited

"Luoyang Petrochemical"                           Sinopec Group Luoyang Petrochemical General Plant, which was established under the laws of the PRC

"Maoming Petrochemical"                           Sinopec Group Maoming Petrochemical Company, which was
                                                  established under the laws of the PRC

"MOF"                                             Ministry of Finance of the PRC




"Nanjing Nanlian"                                 laws of the PRC

"New Continuing Connected Transactions            means the continuing connected transactions adjustment agreement
Adjustment Agreement"                             dated 31 October 2004 entered into between Sinopec Corp. and
                                                  Sinopec Group Company in respect of the Continuing Connected
                                                  Transactions

"Ongoing Connected Transaction                    the agreement dated 11th June 2001 providing for certain
Adjustment Agreement"                             amendments to the terms of the terms of the ongoing connected transactions between Sinopec Corp. and Sinopec Group Company

"Payment Date"                                    Within 20 days after the Completion Date

"PRC"                                             the People's Republic of China

"PRC Independent Valuers"                         independent valuers with PRC securities  qualifications appointed by
                                                  Sinopec Corp. to value the Target Assets

"Properties Lease Agreement"                      The Property Lease Agreement, which was dated 3 June 2000 and entered into between Sinopec Corp. and Sinopec Group Company

"Prospectus"                                      the prospectus of Sinopec Corp. dated 9 October 2000 relating to the offer and sale of Sinopec Corp.'s H shares in Hong Kong

"PTA"                                             Pure Terephthalic Acid

"Purchaser"                                       in relation to the Acquisition, Sinopec Corp. in relation to the
                                                  Disposal, Sinopec Group Company

"PX"                                              Pare-xylene

"Qilu Plant"                                      the catalyst plant of Qilu Petrochemical Company, which was established under the laws of the PRC

"RMB"                                             renminbi, the lawful currency of the People's Republic of China

"Rothschild"                                      N M Rothschild & Sons (Hong Kong) Limited, an institution
                                                  registered with the Securities and Futures Commission to carry out Types 1, 4, 6 and 9 regulated activities under the SFO, being the independent financial adviser appointed by Sinopec Corp. to advise both the Independent Board Committee and Independent
                                                  Shareholders as to whether the terms of the Acquisition and the
                                                  Disposal are fair and reasonable so far as the Independent
                                                  Shareholders are concerned and whether the Acquisition and the
                                                  Disposal are in the interest of Sinopec Corp. and the
                                                  shareholders as a whole and to advise Sinopec Corp.'s
                                                  shareholders on how to vote in respect of the Acquisition and the
                                                  Disposal

"SASAC"                                           The State-owned Assets Supervision and Administration Commission under the State Council of PRC

"Shanghai Research Institute"                     Sinopec Group Shanghai Petroleum & Chemical Research Institute,
                                                  which was established under the laws of the PRC

"Shanghai Lide"                                   Shanghai Lide Catalyst Co., Ltd., which was established under the laws of the PRC

"Shengli Oilfield Company Limited"                China Petroleum & Chemical Corporation Shengli Oilfield Company
                                                  Limited, which was established under the laws of the PRC


"Sinopec Corp."                                   company incorporated in the PRC with limited liability

"Sinopec Group"                                   Sinopec Group Company and its subsidiaries (other than the Company)

"Sinopec Group Company"                           China Petrochemical Corporation, the controlling shareholder of
                                                  Sinopec Corp.

"Stock Exchange"                                  The Stock Exchange of Hong Kong Limited

"Supervisors"                                     The members of the supervisory committee of Sinopec Corp.

"Target Assets"                                   1.    the Tianjin Business, Luoyang Business, Maoming Business,
                                                        Guangzhou Assets and the 93.51% equity interest of
                                                        Zhongyuan Petrochemical (the "Petrochemical Assets")

                                                  2.    the 81% equity interest in Jianchang Petrochemical, the 50%
                                                        equity interest of Aoda Centre, the 60% equity interest in
                                                        Shanghai Lide, Changling Plant, Qilu Plant, Sinopec
                                                        Development Centre, Shanghai Research Centre and Nanlian
                                                        Plant (the "Catalyst Assets")

                                                  3.    the 1,023 gas stations and 54 oil depots owned by Sinopec
                                                        Group (the "Gas Station Assets") 4. the downhole operation assets and associated liabilities of Shengli Oilfield
                                                        Company, Zhongyuan Oilfield Branch, Henan Oilfield Branch,
                                                        Jianghan Oilfield Branch, Jiangsu Oilfield Branch, Huabei
                                                        Branch, Huadong Branch and Xinan Branch (the "Downhole
                                                        Operation Assets")

"Technologies Development Company"                China Petroleum & Chemical Technologies Development Co., Ltd.,
                                                  which was established under the laws of the PRC

"Tianjin Petrochemical"                           Sinopec Group Tianjin Petrochemical Company, which was
                                                  established under the laws of the PRC

"Valuation Date"                                  30 June 2004 for the Petrochemical Assets and Catalyst Assets; 31
                                                  May 2004 for the Gas Station Assets; and 31 July 2004 for the
                                                  Downhole Operation Assets

"Vendor"                                          in relation to the Acquisition, Sinopec Group Company and the
                                                  Authorising Entities, in relation to the Disposal, Sinopec Corp.
                                                  and the Authorising Entities

"Xinan Branch Company"                            China Petroleum & Chemical Corporation Xinan Branch Company,
                                                  which was established under the laws of the PRC

"Zhongyuan Oilfield Branch Company"               China Petroleum & Chemical Corporation Zhongyuan Oilfield Branch
                                                  Company, which was established under the laws of the PRC

"Zhongyuan Petrochemical"                         Zhongyuan Petrochemical Co., Ltd., which was established under the laws of the PRC

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                           LETTER FROM THE CHAIRMAN
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                             [LOGO GRAPHIC OMITTED]
                    CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 386)

Directors:                                            Registered Office:
Chen Tonghai                                          A6, Huixindong Street
Wang Jiming                                           Chaoyang District
Mou Shuling                                           Beijing, 100029
Zhang Jiaren                                          People's Republic of China
Cao Xianghong
Liu Genyuan
Gao Jian
Fan Yifei

Independent Non-Executive Directors:
Chen Qingtai
Ho Tsu Kwok Charles
Shi Wanpeng
Zhang Youcai

Employee Representative Director:
Cao Yaofeng

                                                                6 November 2004

To the Shareholders

Dear Sir or Madam,

                            Connected Transactions
                                      and
                       Continuing Connected Transactions

1.    Introduction

On 1 November 2004, Sinopec Corp. announced that the Board considered and approved the "Proposal in respect of the acquisition of petrochemical assets from Sinopec Group Company", "Proposal in respect of the acquisition of catalyst production assets from Sinopec Group Company, "Proposal in respect of the acquisition of gas station assets", "Proposal in respect of the disposal of downhole operation assets to Sinopec Group Company" and "Proposal in respect of the New Continuing Connected Transactions Adjustment Agreement" (together the "Resolutions") at the 12th meeting of the second session of the Board held on 31 October 2004. Pursuant to the Resolutions, Sinopec Corp. will
(i) acquire the assets including petrochemical assets, catalyst production assets and gas station assets (together the "Acquiring Assets") from Sinopec Group Company and its subsidiaries, and (ii) dispose the downhole operation assets (the "Disposal Assets") to Sinopec Group Company.

The Board also approved the entering into of the Acquisition Agreements, the Disposal Agreement and the New Continuing Connected Transactions Adjustment Agreement between Sinopec Corp. and Sinopec Group Company.

According to the valuation reports prepared by the PRC Independent Valuers in respect of the Acquiring Assets, as at the Valuation Date, the aggregate asset value amounted to RMB17,154 million (which is equivalent to approximately HK$16,183 million), the liabilities amounted to RMB12,734 million (which is equivalent to approximately HK$12,013 million) and after the deduction of minority interests which amounted to RMB205 million (approximately HK$193 million), net asset value amounted to RMB4,215 million (which is equivalent to approximately HK$3,976 million).

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                           LETTER FROM THE CHAIRMAN
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According to the valuation report prepared by the PRC Independent Valuers in respect of the Disposal Assets, as at the Valuation Date, the aggregate asset value amounted to RMB2,147 million (which is equivalent to approximately HK$2,025 million), the liabilities amounted to RMB399 million (which is equivalent to approximately HK$376 million) and net asset value amounted to RMB1,748 million (which is equivalent to approximately HK$1,649 million).

The consideration for the Acquisition is RMB4,578 million (which is equivalent to approximately HK$4,319 million) while the consideration for the Disposal is RMB1,748 million (which is equivalent to approximately HK$1,649 million). The balance of the consideration after offsetting in the sum of RMB2,830 million (which is equivalent to approximately HK$2,670 million) will be payable in cash by Sinopec Corp. to Sinopec Group Company.

1.1   Connected Transactions and Continuing Connected Transactions

The Acquiring Assets are owned by Sinopec Group and Sinopec Group Company, on behalf of itself and other members of the Sinopec Group, entered into the Acquisition Agreements with Sinopec Corp. The Disposal Assets are owned by the Company and Sinopec Corp., on behalf and other members of the Company, entered into the Disposal Agreement with Sinopec Group Company.

Sinopec Group Company owns 47,742,561,000 shares in Sinopec Corp., representing 55.06% of its total issued share capital. Recently, Sinopec Group Company had entered into share transfer agreements with Sinopec Corp.'s shareholders, the China Development Bank and China Cinda Asset Management Corporation pursuant to which the China Development Bank agreed to transfer its 6,143,000,000 state-owned shares (representing 7.085% of the total issued share capital), and China Cinda Asset Management Corporation agreed to transfer its 5,000,000,000 state-owned shares (representing 5.767% of the total issued share capital), to Sinopec Group Company. The SASAC and MOF have approved the transfers. Sinopec Group Company is still required to apply for a waiver from making a general offer with CSRC. If the transfer is completed, Sinopec Group Company will in total hold 58,885,561,000 shares of Sinopec Corp., representing approximately 67.917% of the issued share capital of Sinopec Corp. Sinopec Group Company, being a substantial shareholder of Sinopec Corp., is a connected person under Rule 14A.11(1) of the Listing Rules. Consequently, the Acquisition and Disposal will constitute connected transactions under Rule 14A.13 of the Listing Rules and the applicable provisions of the Shanghai Listing Rules.

A number of continuing connected transactions will be entered into between the Sinopec Group and the Company as a result of the Acquisition and Disposal. Further details of such transactions are set out in section 6 below.

1.2   Impacts on Sinopec Corp.

From the strategic perspective, the transactions contemplated under the Acquisition Agreements and Disposal Agreement effectively broaden Sinopec Corp.'s core businesses through significant expansion of the scale of its petrochemical facilities, improvement to the operation and retail network of oil products, consolidation of the catalyst business and adoption of international management structure and practice for the upstream business. Upon completion of the transactions, Sinopec Corp.'s management structure will further systematise, resulting in more efficient management of operations, investments and resource allocation.

There will be further reduction in both continuing connected transactions and industry competition between Sinopec Corp. and Sinopec Group Company upon the completion of the Acquisition and Disposal.

1.3   Notes to the Investors

(1) Pursuant to the Listing Rules and Shanghai Listing Rules, the transactions contemplated under the Acquisition Agreements and Disposal Agreement constitute connected transactions for Sinopec Corp. The Acquisition and Disposal are subject to the approval of Independent Shareholders at the EGM. Sinopec Group Company, a connected person of Sinopec Corp. under the Listing Rules, will abstain from voting in respect of the Resolutions at the EGM. Any vote of the Independent Shareholders at the EGM shall be taken by poll.

(2) The financial data were prepared and provided for in accordance with the PRC Accounting Rules and Regulations. In respect of the Acquiring Assets and Disposal Assets, there is no material difference between the related financial data prepared under the PRC Accounting Rules and Regulation and those prepared in accordance with International Financial Reporting Standard.

(3) Each of the transactions contemplated under the Acquisition Agreements and Disposal Agreement is independent from each other. If any of the said transactions is not completed, the remaining transactions shall not be affected.

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                           LETTER FROM THE CHAIRMAN
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(4)   The Acquisition and Disposal are subject to the approval of SASAC and the asset valuation reports are to be filed with SASAC. Furthermore, the effectiveness of such transactions are also subject to the satisfaction of all conditions precedent under the Acquisition Agreements and Disposal Agreement.

1.4   Independent Financial Adviser

Rothschild has been retained as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Acquisition and the Disposal are fair and reasonable so far as the Independent Shareholders are concerned and whether the Acquisition and the Disposal are in the interest of Sinopec Corp. and its shareholders as a whole and to advise Sinopec Corp.'s shareholders on how to vote in respect of the Acquisition and the Disposal. The Independent Financial Adviser will also set out the reasons as to why the duration of the Land Use Rights Lease Agreement and the Properties Lease Agreement is in excess of three years and their confirmation that it is normal business practice for contracts of these types to be of such duration. The advice of the Independent Financial Adviser to the Independent Board Committee and Independent Shareholders is included in pages 55 to 82 of this circular.

1.5   EGM

The Acquisition and the Disposal require the approval of the Independent Shareholders at the EGM at which Sinopec Group Company and its associates will abstain from voting. Any vote of the Independent Shareholders at the EGM shall be taken by poll. The notice of the EGM setting out the ordinary resolutions proposed to be approved thereat is included in pages 162 to 164 of this circular.

1.6   Financial Adviser

CICC is the financial advisers to Sinopec Corp. in respect of the Acquisition, the Disposal and the Continuing Connected
Transactions.

The purpose of this circular is to provide you with further information relating to the Acquisition (including the Acquisition Agreements), the Disposal (including the Disposal Agreement) and the Continuing Connected Transactions (including the New Continuing Connected Transaction Adjustment Agreement).

2.    The Acquisition and the Disposal

2.1   The Acquisition

(1)   The Petrochemical Assets

Date:                             31 October 2004

Parties:

Vendors: Sinopec Group Company (on its own behalf and on behalf of the Authorising Entities)

Purchaser:                        Sinopec Corp.

Assets to be purchased:           (i)    The principal ethylene and
                                         synthetic fiber monomers and
                                         polymers production facilities of
                                         Tianjin Petrochemical and related
                                         liabilities

                                  (ii)   The principal synthetic fiber
                                         monomers and polymers products
                                         production facilities of Luoyang
                                         Petrochemical and related liabilities

                                  (iii)  93.51% equity interest in
                                         Zhongyuan Petrochemical held by
                                         Sinopec Group Company

                                  (iv)   the 5,000,000 tonnes per year AVD
                                         unit, the 1,400,000 tonne per year
                                         catalytic cracking unit of Maoming
                                         Petrochemical

                                  (v)    Certain power generation facilities
                                         of Guangzhou Petrochemical and
                                         related liabilities

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                           LETTER FROM THE CHAIRMAN
-------------------------------------------------------------------------------

According to the valuation reports prepared by the PRC Independent Valuers, as of the Valuation Date, the results of the valuation of the Petrochemical Assets are as follows: total assets were RMB13,904 million (approximately HK$13,116 million); the liabilities were RMB11,699 million (approximately HK$11,037 million); after the deduction of minority interest of RMB42 million (approximately HK$40 million), net assets were RMB2,163 million (approximately HK$2,040 million). Consideration is RMB1,977 million (approximately HK$1,865 million).

(2)   The Catalyst Assets

Date:                                31 October 2004

Parties:

Vendors:                             Sinopec Group Company
                                     (on its own behalf and on behalf of the
                                     Authorising Entities)

Purchaser:                           Sinopec Corp.

Assets to be purchased:              (i)    Primary assets owned by the
                                            Changling Plant

                                     (ii)   The 81% equity interest in
                                            Jianchang Petrochemical

                                     (iii)  Primary assets of Qilu Catalyst

                                     (iv)   Primary assets owned by the
                                            Technology Development Company

                                     (v)    The 50% equity interest in Aoda
                                            Technology (vi) The 60% equity
                                            interest in Lide Catalyst

                                     (vii)  Primary assets of the Shanghai
                                            Research Institute

                                     (viii) All the assets owned by Nanlian
                                            Catalyst and related liabilities

According to the valuation reports prepared by the PRC Independent Valuers, as at the Valuation Date, the results of the valuation of the Catalyst Assets are as follows: total assets were RMB1,885 million (approximately HK$1,778 million); the liabilities were RMB1,024 million (approximately HK$966 million); after the deduction of minority interest of RMB163 million (approximately HK$154 million), net assets were RMB698 million (approximately HK$659 million). Consideration is RMB720 million (approximately HK$679 million).

(3)   The Gas Station Assets

Date:                                31 October 2004

Parties:

Vendors:                             Sinopec Group Company
                                     (on its own behalf and on behalf of the
                                     Authorising Entities)

Purchaser:                           Sinopec Corp.

Assets to be purchased:              the assets, interests and certain related
                                     liabilities of 1,023 gas stations and 54 oil depots owned by Sinopec Group Company and the Authorising Entities

According to the valuation reports prepared by the PRC Independent Valuers, as at the Valuation Date, the results of the valuation of the Gas Station Assets are as follows: total assets were RMB1,364 million (approximately HK$1,287 million); the liabilities were RMB11 million (approximately HK$10 million); net assets were RMB1,353 million (approximately HK$1,276 million). Consideration is RMB1,881 million (approximately HK$1,775 million).

2.2   The Disposal


Date:                                31 October 2004

Parties:



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Vendor:                              Sinopec Corp.
                                     (on its own behalf and on behalf of the
                                     Authorising Entities)

Purchaser:                           Sinopec Group Company

Assets to be disposed:               Downhole Operation Assets, including
                                     downhole operation assets owned by
                                     Shengli Oilfield Company Limited,
                                     Zhongyuan Oilfield Branch Company, Henan
                                     Oilfield Branch Company, Jianghan
                                     Oilfield Branch Company, Jiangsu Oilfield
                                     Branch Company, Huabei Branch Company,
                                     Huadong Branch Company and Xinan Branch
                                     Company

According to the valuation reports prepared by the PRC Independent Valuers, as at the Valuation Date, the results of the valuation of the Downhole Operation Assets are as follows: total assets were RMB2,147 million (approximately HK$2,025 million); total liabilities were RMB399 million (approximately HK$376 million); net assets were RMB1,748 million (approximately HK$1,649 million). Consideration is RMB1,748 million (approximately HK$1,649 million).

2.3   Terms of the Acquisition and the Disposal

(1)   Pricing Policy and Consideration

(i) The considerations for the Acquisition and the Disposal were determined with reference to the valued figures prepared by the PRC Independent Valuers and by taking into account a number of factors which include the valued figures in other similar transactions of comparable companies, ability of generating cash flows, quality of assets, business' development potential and the position in the industry cycle of the Target Assets. The agreed considerations for the Acquisition and the Disposal were reached after arms-length negotiations between the parties.


      Pursuant to the Acquisition Agreements and the Disposal Agreement, the respective considerations were agreed as follows:


                                                                                                    Unit: RMB thousand
                                                Total       Total   Miniority
                                               Assets Liabilities   Interests   Net Assets                    Surplus/
                                               valued      valued      valued       valued                   (Deficit)
      Item                                     amount      amount      amount       amount  Consideration    Price (%)

      Acquiring Assets
      Petrochemical Assets                 13,904,128  11,698,592      42,359    2,163,177      1,977,000        -8.61
      Gas Station Assets                    1,364,357      10,964           -    1,353,393      1,881,217        39.00
      Catalyst Assets                       1,885,282   1,024,383     162,751      698,148        720,000         3.13
      Total                                17,153,767  12,733,939     205,110    4,214,718      4,578,217         8.62

      Disposal Assets
      Downhole Operation Assets             2,146,863     399,096           -    1,747,767      1,747,767   - (note 1)
      Net Effect                           15,006,904  12,334,843     205,110    2,466,951      2,830,450        14.73

      Note (1): The sale price of the Downhole Operation Assets is equal to the valued amount.


(ii) The parties also agreed that, after the signing of the Acquisition Agreements and the Disposal Agreement, if the Target Assets' asset value decreases or liabilities to increase or the Vendor breaches any of its obligation under the said agreements, including declarations, representations and warranties, the parties shall agree to adjust the considerations of the transaction accordingly.

(2)   Settlement of consideration

The total consideration in respect of the Acquisition will be set-off against the consideration for the Disposal by way of an asset swap. The balance shall be settled in cash within 20 Business Days from completion.

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2.4   Completion and Completion Date

(1)   Completion

The Vendor will deliver to the Purchaser relevant documents of title, government approvals, personnel data and other agreements and related legal documents that reflect the status of the Target Assets to the Purchaser at the Completion Date. The Vendor will also comply with the necessary legal procedures to ensure that the Purchaser will take ownership and control over the Target Assets. The Purchaser will be responsible for the debts arising from the Target Assets from the Completion Date.

(2)   Completion Date

The Completion Date will be 31 December 2004 or such later date as the parties may otherwise agree in writing.

(3)   Risks before completion

Subject to the terms of the Acquisition Agreements and the Disposal Agreement, all the risks and benefits arising from the Target Assets between the respective Valuation Dates and completion shall be borne and in the account of the Vendor. The consideration will be adjusted accordingly. Please refer to section 2.3(1)(ii) of this circular.

2.5 Conditions precedent to the Acquisition Agreements and the Disposal Agreement becoming effective

The effectiveness of each of the Acquisition Agreements and the Disposal Agreement is conditional upon:

1. the agreements having been signed by the authorized representative of the parties;

2. the parties having complied with their respective internal approval procedures and obtained such respective internal approvals.

2.6 Conditions to completion of the Acquisition Agreements and the Disposal Agreement

Completion of each of the Acquisition Agreements and the Disposal Agreement is conditional upon the satisfaction or the waiver of:

1.    the agreements becoming effective;

2. there has not been any breach, or evidence evidencing any breach, of the agreements;

3. the obtaining of all necessary governmental approvals for the Acquisition and the Disposal;

4. there has not been any material adverse change to the assets, financial condition, business operation and future prospects of the companies comprised in the Target Assets and Downhole Operation Assets;

5. the land and property comprised in the Target Assets having obtained legal title documents;

6. the obtaining of all necessary third parties' approvals and consents in respect of the Acquisition and the Disposal;

7. the independent financial advisers appointed by Sinopec Corp. opining that the terms of the Acquisition and Disposal are fair.

2.7   Necessary approvals

The Acquisition and Disposal are subject to the approval by the Independent Shareholders at the EGM. Any vote of the Independent Shareholders at the EGM shall be taken by poll. Sinopec Group Company will apply with the SASAC for approval of the sale of the Target Assets and the filing of the valuation reports on the state-owned assets involved.

2.8   Warranties and undertakings

(1) Sinopec Group Company has agreed that, at any time before completion, it will, and will procure that the subsidiaries on behalf of which it represents, operate in accordance with its ordinary course of business and in a manner consistent with the past.

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(2)   In relation to the land building involved in the acquisition, Sinopec
      Group Company undertakes that:

      (i) in relation to the land use rights included in the Target Assets and the land which will be leased by Sinopec Corp. after completion, in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrants the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings included in the Target Assets and the buildings which will be leased by Sinopec Corp. after completion, Sinopec Group Company warrants the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

      (v) the above warranties and undertakings will survive after completion and will not be affected by completion.

Sinopec Corp. does not believe there would be any material adverse effect on its operations arising from the above.

2.9   Personnel Arrangements

As agreed between the parties, the employment relationships, pension insurance and medical insurance of all registered personnel (including management staff and common staff) relating to the Acquisition and Disposal shall be retained by the Purchaser. The employment relationships in respect of the Gas Station Assets shall remain unchanged after the Acquisition. Sinopec Group Company and the Authorizing Entities shall maintain such employment relationships and provide alternative arrangements to those affected personnel. If Sinopec Corp. decides to keep certain personnel associated with the Gas Station Assets, the arrangements in respect of employment relationships shall be made in accordance with the terms of relevant connected transaction agreements between Sinopec Corp. and Sinopec Group Company. Sinopec Corp. will comply with the connected transaction requirements under Chapter 14A of the Listing Rules in relation to these arrangements.

2.10  Information on Sinopec Corp.

The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil, producing petroleum products and trading, transporting, distributing and marketing petroleum products, producing, distributing and trading petrochemical products.

2.11  Information on the other party

(1)   Information on Sinopec Group Company

(i)   Basic information


      Name of enterprise:                China Petrochemical Corporation

      Registered address:                A6 Huixindong Street,
                                         Chaoyang District, Beijing, PRC

      Type of industrial
       and commercial registration:      State-owned enterprise

      Legal representative:              Mr. Chen Tonghai

      Registered capital:                RMB104.912 billion (approximately
                                         HK$98.962 billion)


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                           LETTER FROM THE CHAIRMAN
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(ii)  History

Sinopec Group Company is a large-scale petroleum and chemical enterprise conglomerate established on the basis of the original China Petrochemical Corporation in July 1998 according to the "Reform Proposal for Organisations under the State Council" and "Reply to Certain Questions relating to the Establishment of Sinopec Group Company by the State Council", both approved at the first meeting of the 9th session of the National People's Congress. Sinopec Group Company is a state-owned and authorized investment enterprise. Pursuant to its corporate restructuring in 2000, Sinopec Group Company injected its petroleum and petrochemical business into Sinopec Corp.

(iii) Principal business of Sinopec Group Company

Sinopec Group Company is principally engaged in the business of industrial investments and investment management; exploration and development, production and construction, storage and transportation and sale of petroleum and natural gas resources; the wholesale of gasoline, kerosene and diesel; production, storage and transportation and sale of petrochemical and related products; the design, implementation and construction of petroleum and petrochemical installations; maintenance and repair of petroleum and petrochemical installations; the research, development, implementation and related consulting services of technology, IT and energy substitute products; and the import and export of self-produced products and third parties' products and technologies (other than those prohibited by the state).

(iv)  Financial information of Sinopec Group Company

Below is a summary of the consolidated assets and liabilities, and the income statement of Sinopec Group Company. The information is extracted from its consolidated financial statements prepared in accordance with PRC Accounting Rules and Regulations provided by Sinopec Group Company.

                        SUMMARY OF ASSETS AND LIABILITIES

                                                            Unit: RMB thousands

                             30 June 2004 (unaudited)          31 December 2003
Items                                                                 (audited)

Total assets                              587,423,434               559,237,248
Liabilities                               311,095,007               291,168,261
Minority interests                        110,487,337               103,939,309
Net assets                                165,841,090               164,129,678



                           SUMMARY OF INCOME STATEMENT
                                                             Unit: RMB thousands

                               6-month period ended 30    Year ended 31 December
                                 June 2004 (unaudited)            2003 (audited)

Turnover                                   290,395,699               466,673,109
Cost of Sales                              224,159,551               359,773,798
Profit before taxation                      21,426,286                28,968,816
Net profit                                   5,526,014                 8,675,552


2.12  Information on the Authorising Entities

Certain assets comprised in the assets proposed to be acquired by Sinopec Corp. are owned by certain subsidiaries of Sinopec Group Company. These subsidiaries have authorised Sinopec Group Company to sell these assets to Sinopec Corp. In addition, certain assets comprised in the assets proposed to be sold by Sinopec Corp. are owned by certain subsidiaries of Sinopec Corp. These subsidiaries have authorised Sinopec Corp. to sell these assets to Sinopec Group Company. The Authorising Entities include the respective entities authorising the sale by Sinopec Group Company of the Petrochemical Assets, the Catalyst Assets and the Gas Station Assets and the entities authorising the sale by Sinopec Corp. of the Downhole Operation Assets. These include:

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(1)   Tianjin Petrochemical, Luoyang Petrochemical, Maoming Petrochemical and
      Guangzhou Petrochemical which authorised the sale of the Petrochemical Assets.

(2) Changling Plant, Sinopec Group Petroleum and Chemical Science Research Centre, Yueyang Xingchang Petrochemcial Corporation, Luoyang Petrochemical Plant Jinda Industry Limited, Qilu Plant, Technologies Development Company, Shanghai Research Institute, Nanjing Nanlian and Maoming Petrochemical which authorised the sale of the Catalyst Assets.

(3) Sinopec Group Beijing Petroleum Company Limited, Sinopec Group Tianjin Petroleum Company Limited, Sinopec Group Hebei Petroleum Company Limited, Sinopec Group Shanxi Petroleum Company Limited, Sinopec Group Shanghai Petroleum (Group) Company Limited, Sinopec Group Jiangsu Petroleum Company Limited, Sinopec Group Zhejiang Province Petroleum Company Limited, Sinopec Group Anhui Petroleum Company Limited, Sinopec Group Fujian Petroleum Company Limited, Sinopec Group Jiangxi Petroleum Company Limited, Sinopec Group Shandong Province Petroleum Company Limited, Sinopec Group Henan Petroleum Company Limited, Sinopec Group Hubei Petroleum Company Limited, Sinopec Group Hunan Province Petroleum Company Limited, Sinopec Group Guangdong Province Petroleum Company Limited, Sinopec Group Guangxi Petroleum Company Limited, Sinopec Group Hainan Petroleum Company Limited, Sinopec Group Yunnan Petroleum Company Limited and Sinopec Group Shenzhen Petroleum Company Limited, all of which were established under the laws of the PRC, authorised the sale of the Gas Station Assets.

(4) Shengli Oilfield Company Limited which authorised the sale of the Downhole Operation Assets.

3.    Reasons and Benefits of the Acquisition and the Disposal

3.1   Strengthening and Developing Core Businesses

(1)   Petrochemical Business

Through acquisitions during the prosperous period of the petrochemical industry cycle, the Company realises rapid expansion and development of its petrochemical business.

Upon completion of the Acquisition, the Company is expected to increase its production capacity of ethylene by 380,000 tonnes, representing an increase of 12% based on the production capacity of the year 2003. The production capacity of synthetic resin is expected to increase 580,000 tonnes, representing an increase of 12%. The production capacity of ethylene glycol is expected to increase 63,000 tonnes, representing an increase of 11%. The production capacity of PX is expected to increase 414,100 tonnes, representing an increase of 31%. The production capacity of PTA is expected to increase 625,000 tonnes, representing an increase of 36%. The production capacity of synthetic fiber monomers and polymers is expected to increase by 448,000 tonnes, representing an increase of 24%. Accordingly, the Company's production scale in the ethylene and synthetic fiber monomers and polymers industry will be further enlarged.

(2)   Catalyst Business

The acquisition of the catalyst business by Sinopec Corp. will effectively improve the Company's research and development, and production capacities of catalyst because there is a close relationship between the catalyst business and, crude refining and chemical production. Such acquisition also allows the Company to maintain core technologies and strengthen its research and development of catalysis technology. The competitiveness of the Company's oil refining and chemical businesses will be improved accordingly.

Through the Acquisition, the Company will have control over the production of major refining petrochemical catalysts in the process units of catalytic cracking, hydroforming, basic organic process and polyolefins. Consequently, the production capacities of different types of oil refinery and petrochemical catalysts are expected to increase from 2,800 tonnes to 80,730 tonnes, representing over 60% of the total production capacity of catalysts in the PRC.

(3)   Oil Products Retail Business

A number of 1,023 gas stations to be acquired by Sinopec Corp. are located in 18 different provinces, cities and municipalities in the eastern, central and southern parts of the PRC and are logistically supported by 54 respective depots. Consequent to certain improvements and restructuring made and undertaken in recent years, the operation ability of the gas stations have improved.

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Pursuant to the World Trade Organisation Agreement entered into by the PRC, the doors to the oil products retail industry in the PRC will be officially opened to foreign investors on 11 December 2004. The Acquisition allows the Company to further strengthen its retail capability of refined oil products in economic developed regions, take advantage of its retail network's economies of scale, improve the business' overall competitiveness and reinforce the Company's leading status in the retail sector.

(4)   Downhole Operation Assets

The Downhole Operation Assets belong to the oilfield services business and are currently providing services and support to the Company internally. By disposing the Downhole Operation Assets to Sinopec Group Company, the Company can focus on the developments of its core upstream operations, aiming at becoming one of the international oil companies. The Disposal will also allow the Company's core businesses to stand out and production efficiency to improve.

3.2 Consolidating Management Structure, Improving Quality of Assets and Achieving Harmonization Effect

Sinopec Corp. aims to further consolidate the management structure, strengthen its corporate governance, promote profitability and improve the quality of assets through the Acquisition. At the same time, through the rationalization of the investment management structure and the optimisation of the allocation of resources, the operations and coordination amongst different arms of business will further harmonise.

3.3   Reducing Continuing Connected Ttransactions and Industry Competition

Upon completion of the Acquisition and the Disposal, the continuing connected transactions between Sinopec Corp. and Sinopec Group Company will decrease, in monetary terms, by approximately RMB2,358 million (approximately HK$2,225 million). In order to fulfil its promise given at the time of the listing of the shares of Sinopec Corp. on the Stock Exchange, the Acquisition which is conducted by virtue of the exercise of pre-emptive rights granted to Sinopec Corp. further reduces existing industry competition between Sinopec Corp. and Sinopec Group Company in respect of the chemical, catalyst and retail operations.

3.4   Financial Impact on Sinopec Corp.

According to the valuation reports prepared by the PRC Independent Valuers, as at the Valuation Date, the total assets and the net assets involved in the Acquisition amounted to RMB17,154 million (approximately HK$16,183 million) and RMB4,215 million (approximately HK$3,976) respectively, while the total assets and net assets involved in the Disposal amounted to RMB2,147 million (approximately HK$2,025 million) and RMB1,748 million (approximately HK$1,648 million) respectively. Based on the performance in the first six-month period of the year 2004, sales revenue generated by the Acquiring Assets was RMB10,099 million (approximately HK$9,527 million), with a net profit of RMB775 million (approximately HK$731 million) while sales revenue generated by the Disposal Assets was RMB2,830 million (approximately HK$2,670 million), with a net loss of RMB105 million (approximately HK$99 million).

4.    Non-competition with Sinopec Group Company

Prior to the restructuring of Sinopec Corp. for the purpose of its listing of the Stock Exchange and for the protection of Sinopec Corp.'s interest, Sinopec Group Company and Sinopec Corp. entered into the Non-competition Agreement, pursuant to which Sinopec Group Company undertook to Sinopec Corp., unless Sinopec Corp. agrees in writing or under certain circumstances as permitted under the Non-Competition Agreement, that it shall:

(1) not be involved in any business which competes or may compete with Sinopec Corp.'s business;

(2) provide Sinopec Corp. with an option to purchase any business of Sinopec Group Company which competes or may compete with Sinopec Corp.'s business and right of first refusal over any business which competes or may competes with Sinopec Corp.;

(3) adopt Sinopec Corp.'s mode of operation in respect of sales and services to its own retail business and gas stations; and

(4) appoint Sinopec Corp. to become sales agent for its own products which compete or may compete with Sinopec Corp.'s products.


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The Directors and Independent Board Committee are of the view that the terms of the Acquisition and Disposal are fair and reasonable so far as the shareholders of Sinopec Corp. are concerned and in the interest of them taken as a whole. The Acquisition Agreements and Disposal Agreement were negotiated on an arm's length basis and were arrived at on normal commercial terms. The Directors, Mr. Chen Tonghai (being the Chief Manager of Sinopec Group Company) and Mr. Liu Genyuan (being the Deputy Manager of Sinopec Group Company) abstained from voting in such meeting of the Board by reason of conflict of interests.

5.    Details of the Target Assets

5.1   General

Based on the functions in the Sinopec Group and Sinopec Corp. production and operation systems, and the types of products, the Target Assets proposed to be acquired/disposed can be categorized into 4 sectors: the Petrochemical Assets, the Catalyst Assets, the Gas Station Assets and the Downhole Operation Assets.

The Petrochemical Assets proposed to be acquired are mainly relating to the production of ethylene and its down-stream products, synthetic fiber monomers and polymers products, and refined oil. Among the Petrochemical Assets, the assets of Tianjin Petrochemical are mainly relating to the production of ethylene, synthetic resin, and synthetic fiber monomers and polymers products; the assets of Luoyang Petrochemical are mainly relating to the production of synthetic fiber monomers and polymers products; the assets of Maoming Petrochemical principally comprise 2 oil refinery catalyst installations; the assets of Guangzhou Petrochemical mainly represent the power assets held by Guangzhou Petrochemical Power generating department and Zhongyuan Petrochemical principally engages in the production of ethylene and synthetic resin products.

The Catalyst Assets proposed to be acquired are from Changling Plant, Jianchang Petrochemical, Qilu Plant, Technologies Development Company, Aoda Technology, Shanghai Lide, Shanghai Research Institute and Nanjing Nanlian, and all these 8 entities take catalyst business as their primary or sole business, which is closely connected with oil refinery and chemical business.

The Gas Station Assets proposed to be acquired are the 1,023 gas stations and 54 oil depots owned by Sinopec Group Company and Authorising Entities.

The Downhole Operation Assets proposed to be disposed are the oilfield downhole operation assets, business and associated liabilities of Zhongyuan Oilfield Branch Company, Henan Oilfield Branch Company, Jianghan Oilfield Branch Company, Jiangsu Oilfield Branch Company, Huabei Branch Company, Huadong Branch Company, Xinan Branch Company and Shengli Oilfield Compoany. Downhole operations involve the testing of oilfield and gas, the maintenance of oil wells, pressure, acidification and action operations, maintenance operations and field operations, which are engineering services to explore the date of oil and gas reserves and promote the productivity of oil wells during the exploration and production on the oilfields.

Independent valuers which are authorized to engage in the domestic securities business of PRC were engaged by Sinopec Corp, to carry out valuation of the above assets and issued valuation reports. Such valuation reports are to be filed with SASAC. According to the valuation reports prepared by such independent valuers, as at the Valuation Date, the results of the valuation of the Petrochemical Assets are as follows: total assets were RMB13,904 million (approximately HK$13,116 million); total liabilities were RMB11,699 million (approximately HK$11,037 million); after the deduction of minority interest of RMB42 million (approximately HK$40 million), net assets is RMB2,163 million (approximately HK$2,041 million); the results of the valuation of the Catalyst Assets are as follows: total assets is RMB1,885 million (approximately HK$1,778 million); total liabilities is RMB1,024 million (approximately HK$966 million); after the deduction of minority interest of RMB163 million (approximately HK$154 million), net assets is RMB698 million (approximately HK$659 million); the results of the valuation of the Gas Station Assets are as follows: total assets is RMB1,364 million (approximately HK$1,287 million); total liabilities is RMB11 million (approximately HK$10 million); net assets is RMB1,353 million (approximately HK$1,276 million); the results of the valuation of the Downhole Operation Assets are as follows: total assets is RMB2,147 million (approximately HK$2,025 million); total liabilities is RMB399 million (approximately HK$376 million); net assets is RMB1,748 million (approximately HK$1,649 million).

5.2   Details of the Acquiring Assets

Details of the Petrochemical Assets


                                       15
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According to the consolidated balance sheets at 30 June 2004 of Tianjin
Petrochemical and Luoyang Petrochemical, the balance sheets at 31 December 2003 and 30 June 2004 and the income statements for 2003 and the six-month period ended 30 June 2004 of Zhongyuan Petrochemical as audited by KPMG Huazhen, the balance sheets and income statements for 2003 and the first six-month period of 2004 of Maoming Petrochemical and Guangzhou Petrochemical as audited by Huazheng Accounting Firm Co., Ltd, and the unaudited consolidated balance sheet at 31 December 2003 and the unaudited consolidated income statements for 2003 and the six-month period ended 30 June 2004 of Tianjin Petrochemical and Luoyang Petrochemical, and the unaudited balance sheets and income statements of all the above entities for 2002. The accumulative summary of balance sheet and income statement of the above assets are as follows:

             SUMMARY OF THE ASSETS AND LIABILITIES OF THE PETROCHEMICAL ASSETS

                                                                            Unit: RMB thousand

                                 30 June 2004        31 December 2003         31 December 2002
Item                                (audited)             (unaudited)              (unaudited)

Cash and bank deposits                157,993                 230,303                  246,501
Total Assets                       13,849,433              14,256,952               15,045,579
Short term Loans                    4,775,619               4,899,127                4,312,414
Long term Loans                     5,613,403               6,549,100                8,242,810
Total liabilities                  11,865,079              12,912,412               14,173,598
Minority interest                      78,259                  74,827                   61,540
Net assets                          1,906,095               1,269,713                  810,441


                    SUMMARY OF INCOME STATEMENT OF THE PETROCHEMICAL ASSETS

                                                                               Unit: RMB thousand

                                    1st half of 2004                2003                     2002
Item                                     (unaudited)         (unaudited)              (unaudited)

Turnover                                   7,725,107          12,854,530               10,380,935
Depreciation and amortisation                587,169           1,202,258                1,220,401
Net finance costs                            232,325             576,293                  705,977
Income tax                                   296,502             127,833                (184,303)
Minority interests                             7,796              14,161                    8,797
Net profits                                  584,083             438,599                (398,360)
Net profits after taxation and               584,083             438,599                (398,360)
extraordinary items (note 1)


Note 1: Net profit after tax and extraordinary items is disclosed according to the requirements of Chapter 14 of the Listing Rules.

Note 2: Prior to the hypothetical reorganization base date of 30 June 2004, the assets of Tianjin Petrochemical and Luoyang Petrochemical included some non-operational assets, all financial data is unaudited and does not include non-operational assets, except for the assets and liabilities date of 30 June 2004 which has been audited.

According to the Asset Valuation Report In Respect Of Five Entities including the Ethylene Factory Under Tianjin Petrochemical (Zhongzheng Pin Bao Zi [2004] No. 056) prepared by Beijing Zhongzheng Appraisal Co., Ltd with PRC securities qualification and the Asset Valuation Report In Respect Of the To-be Disposed Assets of Sinopec Group Tianjin Petrochemical Co., Ltd (Zhongfeng Pin Bao Zi
(2004) No. 092) prepared by Zhongfeng Asset Appraisal Co., Ltd with PRC securities qualification, the Asset Valuation Report In Respect of the To-be Disposed Luoyang Polyester Assets of Sinopec Group Company (Zhongshen Pin Bao Zi [2004] No. 4018) prepared by Zhongshen Accounting Firm Co., Ltd with PRC securities qualification, the Asset Valuation Report Regarding China Petroleum & Chemical Corporation's Acquisitoin of Zhongyuan Ethylene Project (Tianxin Pin Bao Zi (2004) No. 87 prepared by Beijing Tianjian Xinye Asset Appraisal Co., Ltd with PRC securities qualification, the Asset Valuation Report In Relation To China Petroleum & Chemical Corporation's Proposed Acquisition of the AVD and catalytic assets (Zhongqihua Pin Bao Zi (2004) No. 200) prepared by Beijing Zhongqihua Asset Apraisal Co., Ltd with PRC securities qualification and the Asset Apraisal Report In Relation to the To-be Disposed Assets of Sinopec Group Guangzhou Petrochemical Main Factory (Zhonglei Pin Bao Zi (2004) No. 6005) prepared by Zhonglei Accounting Firm Co., Ltd with PRC securities qualification, based on the replacement cost method, the accumulative summary of valuation results of the Petrochemical Assets as at the Valuation Date which is 30 June 2004 are as follows:

                                       16
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                           LETTER FROM THE CHAIRMAN
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
                                                                                                Unit: RMB thousand

                                                                                            Amount
                                                          Adjusted                         increased/       Rate of
Item                                      Book value     book value   Valuated value       decreased      increase (%)


Fixed assets                              11,796,965      11,863,532     12,140,723         277,191           2.34
Total assets                              13,604,845      13,604,848     13,904,128         299,279           2.20
Total liabilities                         11,698,750      11,698,697     11,698,592            -105           0.00
Net asset                                  1,906,095       1,906,151      2,205,536         299,384          15.71
Minority interests                            38,000          38,803         42,359           3,554           9.16
Net valuation after the deduction of
minority interest (Note 1)                 1,867,295       1,867,348      2,163,177         295,829          15.84


Note 1:  Zhongyuan Petrochemical comprises a 6.49% minority interest.

Note 2: The increase rate after the valuation of the Petrochemical Assets was 2.20%, generally equal to the book value. However, because of the large figures of the associated liabilities, the net assets figure is relatively small. Thus, although the increase of the total assets is not significant, the resulting increase of the net assets figure is notable.

Note 3: This table is a summary, and the long-term investments of the asset valuation summary table are indicated according to the equity method, resulting in a difference between the total assets and total liabilities figures of this table and the summary of assets and liabilities.


(1) The ethylene, synthetic fiber monomers and polymers assets of Tianjin Petrochemical

Overview

Tianjin Petrochemical was established in 1983 as a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB2,941,481,000. Its domicile is Shanggulin West, Dagang District, Tianjin, and the enterprise legal person business licence registration number is 1200001000750. It is an integrated chemical and industrial enterprise with ethylene, synthetic fiber monomers and polymers production installations and ancillary power generation facilities.

Assets proposed to be acquired

The assets of Tianjin Petrochemical proposed to be acquired include a 200,000 tonnes per year ethylene unit, a 60,000 tonnes per year glycol unit, a 120,000 tonnes per year polythene unit, a 60,000 tonnes per year polypropylene unit, a 250,000 tonnes per year PX unit, a 300,000 tonnes per year PTA unit, a 210,000 tonnes per year polyester unit and ancillary synthetic fibre units and other construction facilities, as well as current assets such as accounts receivable, prepayments and associated liabilities.

According to the valuation report, as of the Valuation Date, the total assets of such assets amount to approximately RMB7,689 million (approximately HK$7,254 million), the total liabilities amount to approximately RMB7,126 million (approximately HK$6,723 million) and the net assets amount to approximately RMB563 million (approximately HK$531 million).

Such assets include buildings with a total area of approximately 488,652 m2 of which building occupying a total area of 35,238 m2 have obtained relevant title certificates and approximately 453,414 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease land from Sinopec Group Company and Tianjin Petrochemical for the operation of such assets. The leasing arrangement will be covered under the Land Use Rights Leasing Agreement.

Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

(2) The ethylene, synthetic fiber monomers and polymers assets of Luoyang Petrochemical

Overview

Luoyang Petrochemical is a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB1,524,898,000. Its domicile is Jili District,

                                       17
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                           LETTER FROM THE CHAIRMAN
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Luoyang City, Henan Province, and the enterprise legal person business licence registration number is 4103001001290. It is a petrochemical enterprise engaged in the production and sales of synthetic fiber monomers and polymers chips and polypropylene products.

Assets proposed to be acquired

The assets proposed to be acquired comprises synthetic fiber monomers and polymers related assets, current assets such as accounts receivables and prepayments, and associated liabilities, also the 55% equity interest of Luoyang Petrochemical Polypropylene Co., Ltd. Upon completion, Luoyang Petrochemical Polypropylene Co., Ltd. will become a subsidiary of Sinopec Corp.

The Assets proposed to be acquired include a PX installation unit with an annual designed capacity of 260,000 tonnes, a PTA installation unit with an annual designed capacity of 325,000 tonnes, a polyester and synthetic fibre installation unit with an annual designed capacity of 240,000 tonnes. The principal business of Luoyang Petrochemical Polypropylene Co., Ltd comprises the production and sale of polypropylene products.

According to the valuation report as of the Valuation Date, the total assets of such assets amounted to approximately RMB2,907 million (approximately HK$2,742 million), the total liabilities amounted to approximately RMB2,799 million (approximately HK$2,641 million) and the net assets amounted to approximately RMB108 million (approximately HK$101 million).

Such assets include approximately 206,139 m2 of building, of which building occupying a total area of approximately 195,869 m2 have obtained relevant title certificates and approximately 10,270 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. Such assets also include approximately 174,070 m2 of land use right, of which a total area of approximately 94,636 m2 have obtained relevant title certificates and approximately 79,434 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease land from Sinopec Group Company and Luoyang Petrochemical for the operation of such assets. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

(3)   The 93.51% equity interest in Zhongyuan Petrochemical

Overview

Zhongyuan Petrochemical, formerly Zhongyuan Petrochemical Joint Company established by Henan Provincial Government and China Petroleum and Natural Gas Company, is now a majority-owned subsidiary of Sinopec Group Company. In 1995, it was reorganized into Zhongyuan Petrochemical under the Company Law of PRC. In 1998, it was transferred to Sinopec Group Company pursuant to the Reply on Relevant Issues Regarding the Establishment of China Petrochemical Corporation [Guo Han (1998) 58]. In 2003, agreed by the shareholders, Henan Economy and Technology Development Company and Puyang City Economy and Technology Development Company were added as shareholders. Its domicile is Shenglixi Road South, Puyang City, Henan Province, and the enterprise legal person business licence registration number is 4109001000068.

Zhongyuan Petrochemical has a registered capital of RMB2,400 million, of which Sinopec Group Company holds 93.51% of the equity interest and the remaining equity interest is held by Henan Province Construction Investment Company (2.49%), Henan Province Economy and Technology Development Company (2.06%) and Puyang City Economy and Technology Development Company (1.94%). Upon completion, Zhongyuan Petrochemical will become a subsidiary of Sinopec Corp.

The present scope of business of Zhongyuan Petrochemical principally includes the production of polypropylene and polythene products, the exportation of petroleum resins and high foaming products and the import of raw and ancillary materials, machinery, apparatus, meters and component parts, etc. needed for its production and research.

According to the valuation report, as of the Valuation Date, the total assets of Zhongyuan Petrochemical amounted to approximately RMB2,336 million (approximately HK$2,204 million), the total liabilities amounted to approximately RMB1,683 million (approximately HK$1,588 million). After the deduction of minority interest of approximately RMB42 million (approximately HK$40 million), the net assets amounted to approximately RMB613 million (approximately HK$576 million).


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The principal production facilities of Zhongyuan Petrochemical include an ethylene production unit with an installed capacity of 180,000 tonnes per year, a polythene production unit with an installed capacity of 200,000 tonnes per year and a polypropylene production unit with an installed capacity of 60,000 tonnes per year. The assets of Zhongyuan Petrochemical proposed to be acquired include approximately 142,374 m2 of building, of which building occupying a total area of approximately 31,326 m2 have obtained relevant title certificates and approximately 111,047 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. 58,036 m2 of land use right is also included, of which a total area of approximately 5,308 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

Save as disclosed above, the above 93.51% equity interest in Zhongyuan Petrochemical that Sinopec Corp. proposes to acquire is free from any guarantees, restrictions on transfers, litigation, arbitration, judicial enforcements or other major disputes.

Financial Information

According to the financial statements for 2003 and the six-month period ended 30 June 2004 (The Audit Report KPMG-AH [2004] AR NO. 0035) audited by KPMG Huazhen with PRC securities qualification and the unaudited financial statements for 2001 and 2002 of Zhongyuan Petrochemical, the main assets and liabilities, income statement and cash flow statement of Zhongyuan Petrochemical are as follows:

                                      SUMMARY OF ASSETS AND LIABILITIES

                                                                                                Unit: RMB thousand
                                                   30 June
                                                      2004   31 December 2003   31 December 2002  31 December 2001
Item                                              (audited)          (audited)        (unaudited)       (unaudited)

Total Assets                                     2,281,403          2,327,062          2,599,383         3,036,063
Liabilities and shareholders' funds
Total current liabilities                        1,097,544          1,202,258          1,419,844         1,407,881
Total non-current liabilities                      586,014            697,634            923,412         1,106,927
Total liabilities                                1,683,558          1,899,892          2,343,256         2,514,808
Minority interest                                  597,845            427,170            256,127           521,255
Total liabilities and shareholders' fund         2,281,403          2,327,062          2,599,383         3,036,063


                                       SUMMARY OF INCOME STATEMENT
                                                                                              Unit: RMB thousand

                                             1st half of
                                                    2004               2003               2002              2001
Item                                           (audited)          (audited)        (unaudited)       (unaudited)

Turnover of principal business                 1,376,518          2,110,683          1,743,401         1,767,267
Profit before tax                                253,590            199,921           -258,021          -206,697
Net profit                                       169,822            181,796           -234,650          -146,214


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                           LETTER FROM THE CHAIRMAN
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
                                             SUMMARY OF CASHFLOW
                                                                                           Unit: RMB thousand

                                            1st half of 2004           2003           2002            2001
                                                    (audited)      (audited)    (unaudited)     (unaudited)


Net cashflow from operating activities               396,327         503,413        170,255         393,685
Net cashflow from investing activities              -159,541         -26,139        -15,198         -73,173
Net cashflow from financing activities              -275,109        -519,813       -161,262        -212,561
Effect of foreign exchange rate change                  -103              77              -               -
Net decrease in cash and cash equivalents            -38,426         -42,462         -6,205         107,951


Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

(4)   The AVD and Catalytic Cracking assets of Maoming Petrochemical

Overview

Maoming Petrochemical is a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB2,286,510,000. Its domicile is Maoming City, Guangdong Province, and the enterprise legal person business licence registration number is 4409001001128. Its principal business is the leasing of oil refinery installations and petrochemical installations, and owns railways, ports and power generation facilities.

Assets proposed to be acquired

The Maoming Business comprises a 5 million tonnes/year AVD Unit and a 1.4 million tonnes/year catalysis installation unit and ancillary assets. According to the valuation report, as of the Valuation Date, the assessed value of such assets is approximately RMB385 million (approximately HK$363 million).

The Maoming Business owns approximately 6,063 m2 of building, of which building occupying a total area of approximately 1,830 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process.

Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

(5)  The Co-generation assets of Guangzhou Petrochemical

Overview

Guangzhou Petrochemical was established on 18 June 1973 as a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB599,890,000. Its domicile is Guangzhou City, Guangdong Province, and the enterprise legal person business licence registration number is 4401011300183. Its principal business includes infrastructure projects, storage and transportation, maintenance projects.

Assets proposed to be acquired

It is proposed to acquire all assets of Guangzhou Petrochemical power generating department and associated liabilities. The main facilities include 4 sets of power generation units with a total capacity of 99,000KW/h, a water processing system with an installed capacity of over 3 million tonnes/year de-salted water, and air separation and air pressure facilities.

According to the valuation report, as of the Valuation Date, the total assets of such assets amounted to approximately RMB586 million (approximately HK$553 million), the total liabilities amounted to approximately RMB89 million (approximately HK$84 million) and the net assets amounted to approximately RMB497 million (approximately HK$469 million).

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                           LETTER FROM THE CHAIRMAN
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The assets to be acquired comprise approximately 105,629 m2 of building, in respect of which the application for relevant title certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease the land needed for the operation of such assets from Sinopec Group Company and Guangzhou Petrochemical. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

Details of the Catalyst Assets

According to the financial statements for 2003 and the six-month period ended 30 June 2004 (Auditor's Reports, Zhongxi Shen zi (2004) No. 02269 and 02270) audited by Zhongxi Accounting Firm Co., Ltd with PRC securities qualification, the financial statements for 2003 and the six-month period ended 30 June 2004 (Auditor's Reports, Zhonghe Zhengxin Zhuan Zi (2004) No. 1-051, 1-052 and 1-053) audited by Zhonghe Zhengxin Accounting Firm Co., Ltd with PRC securities qualification, the financial statements for 2003 and the six-month period ended 30 June 2004 (Auditor's Reports, Yuezong Shen Zi (2004) No. B287, No. B288 and No. B289) prepared by Yuehua Accounting Firm Co., Ltd with PRC securities qualification and the unaudited financial statements for 2002, the main assets and liabilities and the loss and profit statements of the to-be acquired Catalyst Assets are as follows:

            SUMMARY OF ASSETS AND LIABILITIES OF THE CATALYST ASSETS

                                                              Unit: RMB thousand

Item                            30 June          31 December         31 December
                                   2004                 2003    2002 (unaudited)
                              (audited)            (audited)

Cash and bank deposits          191,923              190,414             185,810
Total Assets                  1,925,860            1,744,262           1,717,630
Short term loans                356,588              195,122           1,550,000
Long term loans                   2,000                2,000              82,000
Total liabilities             1,087,468              929,958             950,664
Minority interests               18,363               15,383              11,943
Net assets                      820,029              798,921             755,023


                SUMMARY OF PROFIT AND LOSS OF THE CATALYST ASSETS

                                                              Unit: RMB thousand

Item                                1st half of            2003            2002
                                           2004       (audited)     (unaudited)
                                      (audited)

Turnover                                893,142       1,615,093       1,373,494
Depreciation and amortisation            38,508          87,125          71,914
Net financial costs                       6,506          17,340          20,248
Taxation                                 30,585          41,838          27,965
Minority interests                        2,980           4,357           3,199
Net profit                               73,302         107,904          88,732
Net profits after taxation
extraordinary items                      73,302         107,904          88,732


According to the Asset Valuation Report In Relation to the Proposed Transfer of Assets of China Petroleum and Chemical Scientific Technology Development Company by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No. 83), the Asset Valuation Report In Relation to the Proposed Transfer of Equities of Beijing Municipal Aoda Petrochemical New Technology Development Centre by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.84), the Asset Valuation Report In Relation to the Proposed Transfer of Assets of Shanghai Petroleum and Chemical Research Institute by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.85), the Asset Valuation Report In Relation to the Proposed Transfer of Equities of Shanghai Lide Catelyst Company Limited by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.86), the Asset Valuation Report In Relation to the Proposed Transfer of Part of Assets of Changling Refinery Company by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.87), the Asset Valuation Report In Relation to the Proposed Transfer of Equities of Hunan Jianzhang Petrochemical Company Limited

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                           LETTER FROM THE CHAIRMAN
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by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.88), the Asset
Valuation Report In Relation to the Proposed Transfer of Assets of Qilu Petroleum and Chemical Company Catalyst Plant by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.89) and the Asset Valuation Report In Relation to the Proposed Transfer of Equities of Nanjing Nanlian Catalyst Limited Liability Company by Sinopec Group Company (Zhonglian Pin Bao Zi [2004] No.90) prepared by Zhonglian Asset Appraisal Co., Ltd with PRC securities qualification, based on the replacement cost method, as at the Valuation Date, the accumulative summary of the valuation results of the Catalyst Assets are as follows:

                                                                                             Unit: RMB thousand

                                                                                      Amount
                                                        Adjusted       Valuated     increased/          Rate of
Item                                  Book value      book value          value     decreased      increase (%)

Fixed assets                             611,778         611,778        645,250        33,472           5.47
Total assets                           1,853,207       1,853,484      1,885,282        31,798           1.72
Total liabilities                      1,033,178       1,033,389      1,024,383        -9,006          -0.87
Net assets                               820,029         820,095        860,899        40,804           4.89
Minority interest                        148,247         148,260        162,751        14,491           9.77
Net valuation after the deduction of     671,782         671,835        698,148        26,313           3.92
minority interest (Note)

Note: the assets of Technologies Development Company proposed to be acquired include the 50% equity interest in Aoda Technology and the 40% equity interest in Shanghai Lide. Only 81% of the total equity interest in Jianchang Petrochemical is included in the Acquisition, and the minority interests were deducted during calculation.

(1)   The principal assets of Changling Plant

Overview

Changling Plant, a branch company of Changling Refinery, was established in 1992. Its place of business is Yunxi District, Yueyang City, and the business licence number is 4306001501875. Its principal business includes the production of catalytic cracking catalyst, catalytic hydrogenation catalyst and catalytic reforming catalyst.

Changling Refinery is a state-owned company wholly-owned by Sinopec Group Company with a registered capital of RMB1,200 million. Its domicile is Changling, Yueyang City, and the enterprise legal person business licence registration number is 4306001500391. Its principal business involves the production of oil products and catalyst.

Assets proposed to be acquired

The assets proposed to be acquired are all the assets of Changling Plant and all its liabilities shall be assumed. According to the valuation report carried out by Zhonglian Assets Appraisal Co., Ltd., as at the Valuation Date, the total assets of such assets amount to approximately RMB592 million (approximately HK$558 million), the total liabilities amount to approximately RMB465 million and the net assets amount to approximately RMB127 million (approximately HK$120 million). Such assets mainly include catalytic cracking catalyst facilities with a production capacity of 32,800 tonnes/year, catalytic hydrogenation catalyst facilities, catalytic reforming catalyst production facilities, ancillary facilities, intellectual property rights, relevant inventories and current assets such as accounts receivable and prepayments.

The above assets include 62,405 m2 of building, in respect of which the application for relevant title certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease the land needed for the operation of such assets from Changling Refinery. The lease arrangement will be covered under the Land Use Rights Lease Agreement.

Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

(2)   The 81% equity interest in Jianchang Petrochemical

Overview

Jianchang Petrochemical is a joint-stock limited company registered in November 1992 with a registered capital of RMB30,000,000. Its registered address is Yunxi District, Yueyang City, Hunan Province and its enterprise legal person business licence number is 4300001002774. Currently, it has five shareholders and their shareholdings are Sinopec Group Chongling Oil Refinery Chemical Limited Liability Company (50%), China Petroleum and Chemical Scientific Research Institute (20%), Yueyang Xingchang Petrochemical Company Limited (10%), Luoyang Petrochemical Plant Jinda Industrial Company (1%) and Yueyang Boyuan Trading Company Limited (19%).

The first four shareholders are subsidiaries of Sinopec Group Company, and Sinopec Corp. proposes to acquire all of the 81% equity interest held by them. Upon completion, Jianchang Petrochemical will become a subsidiary of Sinopec Corp.

Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

Principal business and assets to be acquired

Jianchang Petrochemical mainly produces continuous reforming catalyst.

According to the valuation carried out by Zhonglian Assets Appraisal Co., Ltd., as at the Valuation Date, the total assets of such assets amount to approximately RMB150 million (approximately HK$142 million), the liabilities amount to approximately RMB98 million (approximately HK$92 million) and the net assets amount to approximately RMB52 million (approximately HK$49 million) (the net assets in proportion with the 81% equity interest is approximately RMB42 million (approximately HK$40 million)).

Such assets mainly include continuous reforming catalyst production facilities with a production capacity of 985 tonnes/year, catalytic hydrogenation catalyst facilities, catalytic reforming catalyst production facilities, ancillary facilities, intellectual property rights, relevant inventories and current assets such as accounts receivable and prepayments.

Jianchang Petrochemical will need to continue to lease land from Changling Refinery. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

Jianchang Petrochemical's assets also include properties with an aggregate area of 8,597 m2 of which properties with an aggregate area of 110 m2 have not received the relevant title certificates. The remaining properties have all been issued with legal title documentations. Jianchang Petrochemical will need to continue to lease land from Changling Refinery. The lease arrangement will be covered under the Land Use Rights Lease Agreement.

Financial Information

According to the financial statements for 2003 and the first six-month period ended at 30 June 2004 (Auditor's Report, Zhongxi Shen Zi (2004) No. 02270) prepared by Zhongxi Accounting Firm Co., Ltd with PRC securities qualification and unaudited financial statements for 2001 and 2002 of Jianchang Petrochemical, the main assets and liabilities, income statement and cashflow position of Jianchang Petrochemical are as follows:


SUMMARY OF THE ASSETS AND LIABILITIES

Unit: RMB thousand

                                          30 June    31 December   31 December   31 December
                                             2004           2003          2002          2001
Item                                    (audited)      (audited)    (unaudited)   (unaudited)

Total Assets                              171,797       166,749       138,019       111,573
Liabilities and shareholders' funds
Total current liabilities                 102,567       101,940        72,149        58,942
Total non-current liabilities                   -             -         4,000         4,000
Total liabilities                         102,567       101,940        76,149        62,942
Minority interest                          18,363        15,383        11,943         8,745
Equity interest                            50,867        49,426        49,927        39,886
Total liabilities and
  shareholders' funds                     171,797       166,749       138,019       111,573


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                          SUMMARY OF INCOME STATEMENT

                                                           Unit: RMB thousand

                        1st half of
                               2004         2003            2002           2001
Item                      (audited)    (audited)     (unaudited)    (unaudited)

Turnover                     38,070      155,912          89,295        134,652
Profit before tax             5,596       17,303          16,890         15,023
Net profit                    1,440        9,589          10,042          9,766



SUMMARY OF CASHFLOW
                                                                               Unit: RMB thousand

                                             1st half of
                                                    2004          2003         2002          2001
Item                                           (audited)     (audited)  (unaudited)   (unaudited)

Net cashflow from operating activities            -8,902        29,991        2,249        14,038
Net cashflow from investing activities            -5,716        -6,050      -12,637          -656
Net cashflow from financing activities            -9,514         2,307       11,394       -10,559
Net decrease in cash and equivalents             -24,132        26,248        1,006         2,823

(3)   Primary assets of the Qilu Plant

Overview

Qilu Plant, being a state-owned enterprise established in October 1990, is a wholly-owned subsidiary of Qilu Petrochemical Co., Ltd. with a registered capital of RMB159,300,000. Its domicile is 1 Tiyuchang Road, Zhoucun District, Zibo City, and the enterprise legal person business licence registration number is 3703051870225. Its principal business is the production of catalytic cracking catalyst.

Assets proposed to be acquired

The assets proposed to be acquired are all the assets of Qilu Plant (excluding land use rights) and all its liabilities shall be assumed. According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of Qilu Plant amounted to approximately RMB447 million (approximately HK$422 million), the total liabilities amounted to approximately RMB293 million (approximately HK$276 million) and the net assets amounted to approximately RMB148 million (approximately HK$140 million). Such assets mainly include catalytic cracking catalyst installation with a production capacity of 25,000 tonnes/year, molecular sieve installations with an aggregate production capacity of 18,000 tonnes/year, ancillary facilities, relevant intellectual property rights and authorizations and current assets including related inventories, accounts receivable and prepayments.

The above assets include 63,271 m2 of building, of which building occupying a total area of 26,724 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease the land needed for the operation of such assets from Qilu Plant. The lease arrangement will be covered under the Land Use Rights Leasing Agreement.

Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

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(4) Primary assets owned by the Technologies Development Centre

Overview

Technology Development Centre, being a state-owned enterprise, is a wholly-owned subsidiary of Sinopec Group Company with a registered capital of RMB67,000,000. It was established in November 1990. Its registered address is 1203 Jingmin Building, 10 Huayanli, Chaoyang District, Beijing, and the enterprise legal person business licence registration number is 1000001001082. Its principal business includes the exportation of technologies developed, and related products produced, of itself and subsidiaries, the organization for the industrial implementation of technical innovations, technology transfers, technical consulting and services.

Assets proposed to be acquired

The assets proposed to be acquired are principal assets of the Technology Development Company and all its liabilities shall be assumed. According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Technology Development Company amounted to approximately RMB228 million (approximately HK$215 million), the liabilities amounted to approximately RMB26 million (approximately HK$25 million) and the net assets amounted to approximately RMB202 million (approximately HK$191 million). Such assets mainly include long-term equity investments, current assets such as cash, accounts receivable and prepayments, and related intellectual property rights and authorizations.

The assets of Technology Development Company proposed to be acquired include a 50% equity interest in the Aoda Technology and a 40% equity interest in Shanghai Lide, both involved in catalyst business.

(i)  The 50% equity interest in Aoda Technology

Overview

Aoda Technology was established in 1993 and is a collectively-owned joint venture with a registered capital of RMB49,600,000. Its domicile is Taihu Town, Tongzhou District, Beijing and enterprise legal person business licence number is 1102231662894. The shareholders of Aoda Technology are Sinopec Corp. Beijing Chemical and Industrial Research Institute and Technology Development Company, each holding a 50% equity interest.

At present, Sinopec Corp. indirectly owns 50% interests in Aoda Technology through Beijing Chemical and Industrial Research Institute. As part of the Acquisition, Sinopec Corp. proposes to indirectly acquire a further 50% interest in Aoda Technology through the acquisition of all the assets of Technology Development Centre. After completion of the Acquisition, Sinopec Corp. will own 100% interests in Aoda Technology and Aoda Technology will become a subsidiary of Sinopec Corp.

Principal business and assets

The primary businesses of the Aoda Technology are the production of polypropylene catalyst, benzene anhydride and anhydride catalyst.

According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Aoda Technology amounted to approximately RMB191 million (approximately HK$180 million), the liabilities amounted to approximately RMB66 million (approximately HK$62 million) and the net assets amounted to approximately RMB125 million (approximately HK$118 million) (the net assets in proportion with the 50% equity interest was approximately RMB62 million (approximately HK$58 million)).

Its main production installations include polypropylene catalyst production installations with a production capacity of 140 tonnes/year, anhydride and benzene anhydride catalyst production installations with a production capacity of 120 - 130 tonnes/year, ancillary facilities, related intellectual rights and authorizations and current assets such as related inventories, accounts receivable and prepayments.

The above assets include 2,993 m2 of building, in respect of which the application for relevant title certificates are in process. After the completion of the Acquisition, Aoda Technology will need to lease the land needed for the operation of such assets from Sinopec Group Beijing Chemical and Industrial Research Institute.

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(ii) The 60% equity interest in Shanghai Lide

Overview

Shanghai Lide is a limited liability company established in 2001 with a registered capital of RMB20,000,000. Its domicile is Qianxu Town, Jinshan District, Shanghai, and enterprise legal person business licence number is 3102281012263.

The shareholders of Shanghai Lide are Shanghai Chemical and Industrial Research Institute (40%), Technology Development Company (40%) and Maoming Petrochemical (20%). Among them, both Technology Development Company and Maoming Petrochemical are subsidiaries of Sinopec Group Company. In the Acquisition, Sinopec Corp. will acquire the 40% equity interest in Shanghai Lide through the acquisition of Technology Development Company. In addition, Sinopec Corp. will also acquire the 20% equity interest held by Maoming Petrochemical. After the completion of the Acquisition, Sinopec Corp. will hold 60% equity interest in Shanghai Lide. Upon completion, Shanghai Lide will become a subsidiary of Sinopec Corp.

Principal business and assets

Shanghai Lide mainly produces gas phase polyethylene catalyst.

According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Shanghai Lide amount to approximately RMB72 million (approximately HK$68 million), the liabilities amount to approximately RMB37 million (approximately HK$35 million) and the net assets amount to approximately RMB35 million (approximately HK$33 million) (the net assets in proportion with the 60% equity interest is approximately RMB21 million (approximately HK$20 million)).

Its main production installation is one set of gas phase polyethylene catalyst production installation with a production capacity of 120 tonnes/year, related intellectual property rights and authorizations and current assets such as related inventories, accounts receivables and prepayments.

The above assets include 1,039 m2 of building and 8,789 m2 of land use right, in respect of which the application for relevant title certificates are in process.

Save as disclosed above, the above assets of the Technology Development Company and the equity interests in Aoda Technology and Shanghai Lide are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

(5)  Primary assets of the Shanghai Research Institute

Overview

Shanghai Research Institute was established in 1961 as a state-owned enterprise wholly-owned by Sinopec Group Company, with a registered capital of RMB113,420,000. Its domicile is 1658 Pudongbei Road, Shanghai, and enterprise legal person business licence number is 3101151016076. Its principal products are acrylonitrile catalyst, methylbenzene isomerization catalyst and styrene catalyst.

Assets proposed to be acquired

The assets proposed to be acquired are all the assets owned by Shanghai Research Institute (excluding the equity interest in Shanghai Shibida Petrochemical Hi-tech Company and land use rights) and all its liabilities shall be assumed. According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Shanghai Research Centre amounted to approximately RMB180 million (approximately HK$170 million), the liabilities amounted to approximately RMB24 million (approximately HK$23 million) and the net assets amounted to approximately RMB156 million (approximately HK$147 million).

Such assets mainly include the acrylonitrile catalyst, methylbenzene isomerization catalyst and styrene catalyst production installations with an aggregate production capacity of 1,750 tonnes/year, the related intellectual property rights and authorizations and current assets such as related inventories, accounts receivables and prepayments.

The above assets include 32,011 m2 of building, of which building occupying a total area of 11,727 m2 have not obtained relevant title certificates in respect of which the application for such certificates are in process. After the completion of the Acquisition, Sinopec Corp. will need to lease the land

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needed for the operation of such assets from Shanghai Research Institute. The leasing arrangement will be covered under the Land Use Rights Lease Agreement. Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

(6)  All assets of Nanjing Nanlian

Overview

Nanjing Nanlian was established in 1995 as a limited liability company, with a registered capital of RMB5,000,000. Its domicile is Hengyi Road, Economic and Technology Development Zong, Nanjing, and enterprise legal person business licence number is 3201921000914. Its principal products is isomerization catalyst.

Assets proposed to be acquired

The main buildings and equipments used by Nanjing Nanlian Catalyst Limited Liability Company for production and operation are leased from China Petroleum and Chemical Corporation Jinling Branch. The assets proposed to be acquired are all the assets of Nanjing Nanlian Catalyst Limited Liability Company and all its liabilities shall be assumed.

According to the valuation carried out by Zhonglian Assets Valuation Co., Ltd., as of the Valuation Date, the total assets of the Nanjing Nanlian amounted to approximately RMB29 million (approximately HK$27 million), the liabilities amounted to approximately RMB14 million (approximately HK$13 million) and the net assets amounted to RMB15 million (approximately HK$14 million). Such assets mainly comprise current assets including related inventories, accounts receivables, cash, and related intellectual property rights and authorizations.

Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

Details of Gas Station Assets

According to the balance sheet at 31 May 2004 as audited by Huazheng Accounting Firm Co., Ltd with PRC securities qualification, and the unaudited balance sheets at 31 December 2003 and 31 December 2002 (Huazheng Te Shen Zi [2004] No. 120), the main assets and liabilities information of the Gas Station Assets are as follows:

SUMMARY OF THE ASSETS AND LIABILITIES

Unit: RMB thousands

                                       31 May      31 December     31 December
                              2004  (audited)             2003            2002
Item                                               (unaudited)     (unaudited)

Cash and bank deposits                  1,455            2,711           2,524
Total Assets                        1,139,517        1,115,514       1,072,543
Short term loans                            -                -               -
Long term loans                             -                -               -
Total liability                        10,963            6,981           8,383
Minority Interests                          -                -               -
Net Assets                          1,128,554        1,108,533       1,064,160



Prior to the Acquisition, most of the gas stations which are subject to the acquisition were operated by Sinopec Corp. through the leasing of their operating rights. In order to accurately reflect their operating performance, it has been assumed for the purpose of the below information that they were independently operated and, based on their gasoline throughput volume for 2002, 2003 and the first five-month period of 2004, prepared the following unaudited calculation of their operating results:

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SUMMARY OF INCOME STATEMENT
                                                             Unit: RMB thousands

                                      For the 5
                                months ended 31
                                       May 2004            2003             2002
Item                                (unaudited)      (unaudited)     (unaudited)

Turnover                              1,233,763        2,334,626       1,841,720
Depreciation and amortisation            10,221           23,854          23,843
Finance costs                                 -                -               -
Income tax                               36,810           69,490          45,004
Minority interest                             -                -               -
Net profit                              120,390          232,541         160,470
Net profit after tax and
  extraordinary items                   120,390          232,541         160,470


According to the valuation report Zhongzheng PingBao [2004] No. 48 prepared by Beijing Zhongzheng Appraisal Company Limited, with PRC securities qualification, based on replacement cost method, the valuation results of the Gas Station Assets as at 31 May 2004 are:

                                                            Unit: RMB thousands

                                                                      Rate of
                                                        Total       increase/
                             Total Net Asset         Valuated      decrease(%)
Item                              Book Value            Value       (overall)


Total                              1,128,554        1,353,393          19.92%


SUMMARY OF SINOPEC GROUP COMPANY AND AUTHORISING ENTITIES

Please refer to section 2.11 of this circular.

Overview

The Gas Station Assets comprise the assets, interests and related liabilities of 1,023 gas stations and 54 oil depots owned by Sinopec Group Company and the Authorising Entities. These comprise 620 wholly-owned gas stations (including 25 oil transportation vessels and oil trucks), 82 majority-owned gas stations, 269 minority owned gas stations and 52 gas stations leased from third parties. The gas stations and depots are located in 18 different provinces, cities and autonomous regions of the PRC, namely, Beijing, Tianjin, Hebei, Shanxi, Shanghai, Jiangzu, Zhejiang, Anhui, Fujian, Jiangxi, Shandong, Henan, Hubei, Hunan, Guangdong, Guangxi, Hainan and Yunnan.

Out of the oil depots, 48 are wholly-owned, one is majority-owned and 5 are minority-owned.

Out of the gas stations and oil depots which are wholly-owned (not including the 25 oil transportation vessels and oil trucks), Sinopec Corp. will mainly lease the land use right from the Vendors or third parties. The leasing arrangement will be covered under the Land Use Rights Lease Agreement. For the land occupied by majority-owned gas stations and oil depots with an approximate aggregate area of approximately 122,232 m2 is included in the Acquisition because of the acquisition by Sinopec Corp. of the equity interest in such gas stations and oil depots. Out of such land, approximately 49,473 m2 have not received the appropriate land use rights certificates. The balance of the land will be either leased or jointly operated with the Vendor or the relevant land owner. The wholly and majority owned gas stations and depots occupy a total of approximately 339,673 m2 buildings, of which approximately 197,672 m2 are yet to receive appropriate title certificates.

Unless otherwise disclosed above, the above assets are free from any material guarantee, litigation or other major dispute.

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Price and Details of the Gas Station Assets

After negotiations between Sinopec Corp. and Sinopec Group Company, and taken into account various factors including the asset valuation results, comparable historical transactions, cash flow generating ability and growth potential, it was agreed that the consideration for the net assets should be RMB1,881 million (approximately HK$1,775 million), and Sinopec Corp. should at the same time bear the associated liabilities of RMB11 million (approximately HK$10 million).

The increase of the price of the Gas Station Assets on the book value is mainly due to 3 factors:

   o the increasing costs of properties and constructions in recent years have caused the replacement costs of the gas stations and oil depots to rise.

   o years of marketing and cost-reduction have led to significant improvements in the throughput and performance. For single gas station throughput, the average figure has risen from 1,362 tonnes in 2001 to 1,825 tonnes in 2003, representing an annual increase of 15.8% and is expected to continue to show good potentials.

   o the establishment of new gas stations requires the approval of certain governmental departments which may create certain difficulties. This factor cannot be reflected in the book value of the gas stations to be acquired.

Before the Acquisition, the gas stations proposed to be acquired were operated Sinopec Corp. through leasing from Sinopec Group Company of their operating rights. The fees were negotiated at that time taking into account reasonable costs and profit level. Since Sinopec Group Company had not obtained all title certificates of the properties and had not paid relevant fees, and also the profitability was low due to a low single gas station throughput, the rent payable had been historically low. Following the increasing of costs of gas station properties, the rising of single gas station profitability and the future difficulty of acquiring or establishing gas stations, the future lease fees are expected to rise significantly to reflect the potential rise of profit based on the fair market trade principle. For Sinopec Corp., it will face of the risk of an increase of the costs of rental if it continues to operate these gas stations by way of lease.

If Sinopec Corp. is able to acquire these gas stations, this will help to eliminate the risks in their future operation, and to achieve coordinated effect in various aspects such as investments, allocation of resources and network through consolidated operation, resulting in a greater income potentials for Sinopec Corp. from its investments.

Despite the premium in the consideration for the Gas Station Assets against the book value, such consideration is fair and reasonable when compared with single gas station acquisition prices of comparable historical transactions and analysed by P/E ratio level of the acquisition:

(1) comparison with single gas station acquisition prices of comparable historical transactions

After the deduction of valuation results of oil depots, the purchase price of the gas stations are lower or similar to the prices of domestic acquisition of other single gas stations which are of the similar size.

(2)  P/E ratio comparing with comparable companies

The unaudited figure of the net profit of the Gas Station Assets in 2003 is RMB233 million (approximately HK$220 million), based on which the P/E ratio in 2003 corresponding to the net asset acquisition price of RMB1,881
(approximately HK$1,775 million) is approximately 8.1, which is lower than that of comparable companies.

5.3   Details of the Disposal Assets

Details of the Downhole Operation Assets

According to the financial statements for 2002, 2003 and the first seven months ended 31 July 2004, Auditor's Reports (Yuezong Shen Zi [2004] No. B293, No. B296) prepared by Yuehua Accounting Firm Co., Ltd with PRC securities qualification, the accumulative summary of the financial position of the Downhole Operation Assets are as follows:

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                     SUMMARY OF THE ASSETS AND LIABILITIES

                                                             Unit: RMB thousand

                                     31 July      31 December     31 December
Item                                    2004             2003            2002
                                   (audited)        (audited)     (unaudited)

 Cash and bank deposits                32,792           38,376          33,432
Total Assets                       2,266,550        2,566,454       2,272,244
Short term loans                           -                -               -
Long term loans                            -                -               -
Total liabilities                    411,597          442,691         261,991
Minority interest                          -                -               -
Net assets                         1,854,953        2,123,763       2,010,253


                          SUMMARY OF INCOME STATEMENT

                                                             Unit: RMB thousand

                                    For the seven
                                  months ended 31
Item                                    July 2004          2003            2002
                                        (audited)     (audited)     (unaudited)

Turnover                                3,301,939     5,723,870       5,353,048
Depreciation and amortisation             226,833       274,280         259,611
Finance cost (note)                        10,497        11,625          10,678
Income tax                                  8,183         6,664          12,548
Minority interest                               -             -               -
Net profit                              (122,744)        10,640          12,141
Net profit after tax and
  extraordinary items                   (122,744)        10,640          12,141


Note: the net financial cost is hypothetical appropriation cost of the occupied working capital. The average balance of interest-bearing working capital for the past 2 years and the period ended 30 July 2004 is RMB156 million


According to the Asset Valuation Report (Zhongzheng Pin Bao Zi [2004] No. 062 and No.063) prepared by Beijing Zhongzheng Valuation Co., Ltd with PRC securities qualification as at the Valuation Date being 31 July 2004, based on the replacement costs, the accumulative summary of the asset valuation results of the Downhole Operation Assets are as follows:

                                                                              Unit: RMB thousand

                                                                          Amount
                             Book         Adjusted      Valuated      increased/          Rate of
Item                        value       book value         value       decreased    increase  (%)

Current asset             414,005          417,484       420,851           3,367             0.81
Long-term investment            -                -             -               -                -
Fixed asset             1,805,629        1,805,629     1,679,708        -125,921            -6.97
Intangible asset                -                -             -               -                -
Total asset             2,266,550        2,270,028     2,146,863        -123,166            -5.43
Total liabilities         411,597          415,076       399,096         -15,980            -3.85
Net assets              1,854,953        1,854,953     1,747,767        -107.186            -5.78
Net assets acquired     1,854,953        1,854,953     1,747,767        -107.186            -5.78

Note: in this case the downhole operation assets valuation shows a 5.78% decrease. The main reason is that a notable part of the assets are in bad shape, which in turn is caused by the corruption of alkalescence materials and bad working environment.


The assets proposed to be disposed under the Disposal are the oilfield downhole operation assets, business and associated liabilities of Zhongyuan Oilfield Branch Company, Henan Oilfield Branch Company, Jianghan Oilfield

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Branch Company, Jiangsu Oilfield Branch Company, Huabei Branch Company,
Huadong Branch Company, Xinan Branch Company and Shengli Oilfield Company
Limited.

(1) Downhole Operation Assets proposed to be sold by Shengli Oilfield Company Limited

Overview

Shengli Oilfield Company Limited was established on 18 May 2000 with a registered capital of RMB30,028 million. Its domicile is 258 Jinan Road, Dongying District, Dongying City, Shandong Province, and the enterprise legal person business licence registration number is 3705001804320. Its principal business includes the exploration, extraction, utilization, processing and sale of, and the downhole operations in relation to, ocean/land petroleum, natural gas and other natural resources, petroleum refining and chemical industry.

Assets proposed to be disposed

It is proposed to sell the assets of 4 downhole operation companies under Shengli Oilfield, including the "Operation Branch", "Preparation Branch", "Engineering Vehicles Branch" and pipelines, oil pumping rods and oil pumping equipment repair and other ancillary assets related to the oilfield downhole operation. The above assets include 4,225 vehicles and machines.

Such assets include buildings and structures with a total area of 449,063 m2, of which the relevant title certificates for an aggregate area of 81,481 m2 are being applied for.

(2) Downhole Operation Assets of Zhongyuan Oilfield Branch Company proposed to be sold

It is proposed to sell the downhole operation, special vehicles, preparation, oil pipeline plant, oil rod plant, "rods, pipelines, pumps" and downhole tools repair and maintenance and special vehicles maintenance of the Special Operation Office, Oil Extraction Plant One, Plant Two, Plant Three, Plant Five, Plant Six and Trial Extraction Second Office under Zhongyuan Oilfield Branch Company, and the electric pump unit, electric cables manufacturing, repair and technical services of the Oil Extraction Technology Research Institute and other related ancillary assets. The above assets include 3,065 vehicles and machines.

Such assets include buildings and structures with a total area of 158,790 m2, of which the relevant title certificates for an aggregate area of 46,737 m2 are being applied for.

(3) Downhole Operation Assets of Jiangsu Oilfield Branch Company proposed to be sold

It is proposed to sell the related ancillary assets of 3 oil extraction plants under Jiangsu Oilfield Branch Company, including the internal downhole operation, testing (including measuring), special vehicles, oil pipeline works and rods, pipelines and pumps repair of the 3 oil production fields. The above assets include 422 vehicles and machines.

Such assets include buildings and structures with a total area of 25,081 m2, of which the relevant title certificates for an aggregate area of 6,167 m2 are being applied for.

(4) Downhole Operation Assets of Henan Oilfield Branch Company proposed to be sold

It is proposed to sell the assets related to 7 mine brigade units under Henan Oilfield Branch Company (2 special operation works departments, 2 downhole operation works department, 2 production preparation brigades, one testing project management department) and related supporting facilities. The above assets include 824 vehicles and machines.

Such assets include buildings and structures with a total area of 33,329 m2, of which the relevant title certificates for an aggregate area of 13,630 m2 are being applied for.

(5) Downhole Operation Assets of Jianghan Oilfield Branch Company proposed to be sold

It is proposed to dispose the following assets and associated liabilities of Jianghan Oilfield Branch Company: 8 operation brigades and the processing works, tools works and derrick teams of the preparation branches of Jianghan Oil Extraction Plant; 8 operation branches, 2 testing brigades, one overhaul brigade and special vehicles branches. The above assets include 965 vehicles and machines, and structures with a total area of approximately 72,045 m2, of which the relevant title certificates for an aggregate area of approximately 3,225 m2 are being applied for.

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(6)  Downhole Operation Assets of Huadong Branch Company proposed to be sold

It is proposed to dispose the assets of the oil production division under Huadong Branch Company including the testing branch, operation branch, measuring branch, water transport branch, vehicle transportation branch, equipment maintenance branch, oil construction and associated liabilities lude all vehicles and machines, and 2 buildings/structures with a total area of approximately 894 m2.

(7)   Downhole Operation Assets of Huabei Branch Company proposed to be sold

It is proposed to sell the assets related to 5 testing branch and one measuring branch of the downhole n department of bei Branch Company, including all machines and vehicles.

(8)   Downhole Operation Assets of Xinan Branch Company proposed to be sold

It is proposed to sell the downhole operation department and the assets related to well repair, gas testing and midway measuring brigades and associated liabilities of Xinan Branch Company including all transportation facilities and machinery.

The Downhole Operation Assets include properties with an area of 300 m2, the relevant title certificate of which is being applied for. The land relating to the Downhole Operation Assets are leased from Sinopec Group Company.

Save as disclosed above, the above assets are free from any guarantees, litigation or other major disputes that could result in material adverse effect.

6.    Prospective Continuing Connected Transactions

In preparation for its listing on the Stock Exchange, Sinopec Corp. and Sinopec Group Company entered into a number of agreements in the year 2000 governing the continuing connected transactions between them. These continuing connected transactions include the transactions comtemplated under the Land Use Rights Lease Agreement and the Property Leasing Agreement. On 11 June 2001, the Ongoing Connected Transaction Adjustment Agreement was entered into between Sinopec Corp. and Sinopec Group Company whereby, amongst other connected transaction agreements, various terms of the above agreements were amended.

Details of the Land Use Rights Lease Agreement and the Property Leasing Agreement are summarised below:

(1)   Land Use Rights Lease Agreement

According to the Land Use Rights Lease Agreement as amended by the Ongoing Connected Transaction Adjustment Agreement, Sinopec Group Company agreed to lease to the Company certain parcels of land, with an aggregate area of approximately 370,074,262 m2 at an annual rent of approximately RMB1,977 million (approximately HK$1,865 million), which is lower than the prevailing market rent. The rent may be reviewed every 3 years and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

In respect of the authorised lands for operation owned by members of the Sinopec Group, lands for industrial use were leased to the Company for a term of 50 years while lands for commercial use were leased to the Company for a term of 40 years. Lands over which members of the Sinopec Group have been granted land use rights with consideration, were leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may request for renewal of the term of the lease by giving notice to relevant member(s) of the Sinopec Group twelve months before the expiry of the lease.

(2)   Properties Lease Agreement

Sinopec Group Company and Sinopec Corp. entered into the Properties Leasing Agreement dated 3 June 2000, which took effect from 1 January 2000, and as amended by the Ongoing Connected Transaction Adjustment Agreement, members of the Sinopec Group agreed to lease to the Company certain properties with a gross floor area of approximately 2,593,490 m2 at an annual rent of RMB567 million (approximately HK$535 million), which is lower than the prevailing market rent. The rent may be reviewed annually and any such revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to such properties shall be borne by Sinopec Group.

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The properties were leased by Sinopec Group to the Company for a term of 20 years commencing from 1 January 2000.

If Sinopec Group Company negotiates to sell a leased property to a third party, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

At the extraordinary general meeting of Sinopec Corp. held on 18 December 2003, the Independent Shareholders approved the following caps in respect of the Land Use Rights Lease Agreement and the Properties Lease Agreement. The caps shall be valid until 31 December 2006:

TRANSACTIONS                                    CAPS

Land Use Rights Lease Agreement                 RMB2,150 million (approximately
annual rents payable by the Company             HK$2,028 million)

Properties Lease Agreement annual               RMB730 million (approximately
rents payable by the Company                    HK$689 million)

Following the completion of the Acquisition, the Acquiring Assets (either by itself or through Sinopec Corp.) will lease various parcels of land and certain properties from members of the Sinopec Group. Such transactions will constitute continuing connected transactions for Sinopec Corp. under the Listing Rules. Accordingly, on 31 October 2004, Sinopec Corp. and Sinopec Group Company entered into the New Continuing Connected Transaction Adjustment Agreement which supplements the Land Use Rights Lease Agreement and Property Leasing Agreement and provides, inter alia, that the terms of these 2 agreements will apply to the additional leasing of land and properties between the Company and the Sinopec Group arising from the Acquisition.

1.    Land Use Rights Lease Agreement (as supplemented)

Following the completion of the Acquisition, the Acquiring Assets (either by itself or through the Company) will lease from Sinopec Group land with a total area of approximately 8,888,498 m2. for an annual rental of approximately RMB110 million (approximately HK$104 million). Accordingly, the Land Use Rights Lease Agreement will be supplemented under which land with an aggregate area of 370,962,760 m2 will be leased by the Company from Sinopec Group. As a result, the annual rentals payable by the Company under the Land Use Rights Lease Agreement will exceed the annual limit of RMB2,150 million (approximately HK$2,028 million) as approved by the shareholders of Sinopec Corp. on 18 December 2003.

Taking into account the amount of the historical rent paid under the Land Use Rights Agreement for the 2 years ended 31 December 2003 and the expected amount for the year ending 31 December 2004, being approximately RMB2,018 million (approximately HK$1,903 million), RMB2,060 million (approximately HK$1,943 million) and RMB2,147 million (approximately HK$2,025 million), respectively, the provisions under that the Land Use Rights Lease Agreement which provide that Sinopec Group Company may review the rent payable every 3 years and that rent and land value generally in the PRC are rising and the additional amount of rent of approximately RMB110 million, it is proposed that the new cap for each financial year for the 3-year period ending 31 December 2007 will be RMB2,450 million (approximately HK$2,311 million).

The rent payable for the additional land leased is determined based on (i) the level of rent payable at present under the Land Use Rights Lease Agreement,
(ii) the market rent for such land taking into account their location and size and (iii) the actual area of land subject to the lease. The duration of the lease will be the same as that provided for in the Land Use Rights Lease Agreement.

Under the Land Use Rights Lease Agreement as supplemented, in respect of the authorised lands for operation owned by members of the Sinopec Group, lands for industrial use were leased to the Company for a term of 50 years while lands for commercial use were leased to the Company for a term of 40 years. Lands over which members of the Sinopec Group have been granted land use rights with consideration, were leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in respect of the newly leased land will commence from the Completion Date. The Company may request for renewal of the term of the lease by giving notice to relevant member(s) of the Sinopec Group twelve months before the expiry of the lease.

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2.    Properties Lease Agreement

Following the completion of the Acquisition, the Acquiring Assets (either itself or through the Company) will lease from Sinopec Group more buildings with an aggregate area of 15,114 m2. The amount of the annual rental for the newly leased properties will be approximately RMB1 million (approximately HK$0.94 million). Accordingly, the Properties Lease Agreement will be supplemented under which properties with an aggregate area of 2,608,604 m2 will be leased by the Company from Sinopec Group.

Taking into account the amount of the historical rent paid under the Properties Lease Agreement for the 2 years ended 31 December 2003, being in the sum of approximately RMB619 million (approximately HK$584 million) and RMB700 million (approximately HK$660 million), the Directors (including the Independent Board Committee) expect that the increase of leasing of the properties arising from the Acquisition together with properties which are already subject of the lease will not exceed the annual limits approved by the shareholders of Sinopec Corp. on 18 December 2003, being RMB730 million (approximately HK$687 million) per year. Accordingly, the cap previously approved by the Independent Shareholders and granted by the Stock Exchange in its waiver in respect of the Properties Lease Agreement will continue to apply for each financial year for the 3-year period ending 31 December 2007.

The rent payable for the additional building leased is determined based on (i) the level of rent payable at present under the Properties Lease Agreement,
(ii) the market rent for such building taking into account the location and size and (iii) the actual area of building subject to the lease. The duration of the lease will be the same as that provided for in the Properties Lease Agreement, being 20 years. The commencement date for the newly leased properties will be the Completion Date.

The Listing Rules

As the duration of the Land Use Rights Lease Agreement and the Properties Lease Agreement is in excess of three years, the Independent Financial Advisers will set out the special reasons as to why their duration is required and their confirmation that it is normal business practice for contracts of these types to be of such duration in the Letter to the Independent Board Committee and Independent Shareholders from Rothschild.

As the annual amount of the transactions under the Land Use Rights Lease Agreement and the Properties Lease Agreement are, in aggregate, less than 2.5% of the relevant percentage ratio (as defined in the Listing Rules), these transactions are exempted from the independent shareholders approval requirement and are only subject to reporting and announcement requirements under rule 14A.34 of the Listing Rules.

Sinopec Corp. will comply with the relevant provisions of Chapter 14A of the Listing Rules in relation to the reporting requirements in respect of the Continuing Connected Transactions.

7.    Recommendation of the Independent Board Committee

The Acquisition (including the Acquisition Agreements) and the Disposal (including the Disposal Agreement) constitute connected transactions, and the Continuing Connected Transactions (including the New Continuing Connected Transaction Agreement) constitute continuing connected transactions of, Sinopec Corp. under the Listing Rules.

Rothschild has been appointed as an independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition (including the Acquisition Agreements) and the Disposal (including the Disposal Agreement).

The Independent Board Committee, having taken into account the advice of Rothschild, issued independent views regarding the Acquisition and the Disposal respectively. Members of the Independent Board Committee unanimously agree that each of the Acquisition and Disposal complies with the provisions of the relevant PRC laws and regulations and the articles of associations of Sinopec Corp. The Directors, Mr. Chen Tonghai (being the Chief Manager of Sinopec Group Company) and Mr. Liu Genyuan (being the Deputy Manager of Sinopec Group Company) abstained from voting for relevant matters in the meeting of the Board by reason of conflict of interests, and the voting procedures comply with the provisions of the relevant domestic and overseas laws and regulations and the articles of associations of Sinopec Corp; the considerations for the Acquisition and Disposal are fair and reasonable so far as the Independent Shareholders are concerned; the terms of the Acquisition and Disposal are reached on normal business terms, and the provisions of the relevant agreements are fair and reasonable to Sinopec Corp. and all its shareholders without prejudice to the interests of Sinopec Corp. and the Independent Shareholders; the competition and the overall

                                      34
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                           LETTER FROM THE CHAIRMAN
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continuing connected transactions between Sinopec Corp. and Sinopec Group
Company will be reduced upon the completion of the transaction, therefore the competitiveness of Sinopec Corp. will be enhanced, which will contribute to the consistent, stable and healthy development of Sinopec Corp. and the interests of all the shareholders; approving Sinopec Corp. to sign the relevant agreements and accordingly recommend the Independent Shareholders vote in favour of the ordinary resolutions which will be proposed at the EGM.

The text of the letter from Independent Board Committee is set out on pages 53 to 54 of this circular and the text of the letter from Rothschild containing its advice is set out on pages 55 to 82 of this circular.

8.    Valuation

Sallmanns (Far East) Limited and Grant Sherman Appraisal Limited, independent valuers with Hong Kong Chartered Surveyor qualifications, valued the relevant real properties separately comprised in the Acquiring Assets at approximately RMB2,527,000,000 (the reference value) and RMB91,410,486.70 respectively as of 30 September 2004. Grant Sherman Appraisal Limited valued the relevant properties comprised in the Disposal Assets at approximately RMB312,499,962.10. The text of the letters and the valuation certificates issued by Sallmanns (Far East) Limited and Grant Sherman Appraisal Limited in connection with their valuation are set out in Appendices 1 and 2 "Property Valuation Report Prepared by Sallmanns" and "Property Valuation Report Prepared by Grant Sherman Appraisal Limited" respectively. Since the parcels of lands and the number of buildings are too numerous, a waiver has been granted by the Stock Exchange from strict compliance with Rule 5.06 of the Listing Rules regarding the form of presentation in this circular of the valuation report on conditions that (1) the full valuation reports (which will be prepared in Chinese language only) will be complying with all the requirements of Chapter 5 and Practice Note 12 of the Listing Rules will be available for public inspection; and (2) summary valuation reports prepared on the basis of the full valuation reports which (i) set out separately the interests in land and buildings comprised in each of the Petrochemical Assets, Catalyst Assets, Gas Station Assets and Downhole Operation Assets and (ii) for each of the above categories (except for the Gas Station Assets), set out separately interests in land and buildings in each province and municipality in the PRC are included in Appendix 1 and 2 to this circular.

9.    EGM

You will find on pages 162 to 164 of this circular a notice of the EGM to be held at Beijing Crowne Plaza Park View Wuzhou Hotel, No.8 Beisihuan Zhong Road, Chaoyang District, Beijing, PRC on 21 December 2004 at 9:00 a.m.

A form of proxy for use in connection with the EGM is enclosed. Whether or not you are able to attend the meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or at any adjourned meeting should you so wish.

Sinopec Group Company and its associates will abstain from voting at the EGM.

10.   General Information

Your attention is drawn to the texts of the letter from the Independent Board Committee and from Rothschild containing their recommendations regarding the Acquisition (including the Acquisition Agreements) and the Disposal (including the Disposal Agreement), and to the appendices which contain certain additional information relating to the Acquisition and Disposal.

                                     35
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                           LETTER FROM THE CHAIRMAN
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11.   Miscellaneous

The Board also seeks approval of the shareholders of Sinopec Corp. in respect of the proposal regarding the adjustment to the capital expenditure plan for the year 2004. The planned capital expenditure of Sinopec Corp. for the year 2004 is RMB56.32 billion (which equivalent to approximately HK$53.13 billion). By taking into consideration of the actual implementation of the plan and market conditions, the Board considered and approved the increase of the capital expenditure plan by RMB8 billion (which equivalent to approximately HK$7.55 billion) to RMB64.32 billion (which equivalent to approximately HK$60.68 billion). Out of the increased amount, RMB6.35 billion (which equivalent to approximately HK$5.99 billion) will be allocated to investment in the retail sector and RMB1.65 billion (which equivalent to approximately HK$1.56 billion) will be used in investment in the refining and chemical sector mainly for the renovation of refining and chemical units.

                                             By order of the Board
                                     CHINA PETROLEUM & CHEMICAL CORPORATION
                                                  Chen Tonghai
                                                    Chairman


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                  LETTER FROM THE INDEPENDENT BOARD COMMITTEE
--------------------------------------------------------------------------------

                           [LOGO GRAPHIC OMITTED]

                   CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People's Republic of China with limited liability)


Independent Non-Executive Directors
Chen Qingtai
Ho Tsu Kwok Charles
Shi Wanpeng
Zhong Youcai



                                                                6 November 2004

To the Independent Shareholders

Dear Sir or Madam,

Connected Transactions


INTRODUCTION

We refer to the circular (the "Circular") dated 6 November, 2004 issued by Sinopec Corp. to its shareholders of which this letter forms part. The terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

We are writing to you to set out our recommendation whether or not the Acquisition (including the Acquisition Agreements) and the Disposal (including the Disposal Agreement) are fair and reasonable so far as the Independent Shareholders are concerned. The terms and the reasons for the Acquisition and Disposal are summarised in the letter from the Chairman set out on pages 7 to 52 of the Circular. In considering the fairness and reasonableness, the Independent Board Committee have been advised by Rothschild. You are urged to read Rothschild's letter to the Independent Board Committee which is set out on pages 55 to 82 of this Circular.

RECOMMENDATION

We have discussed with the management of Sinopec Corp. the reasons for the Acquisition and the Disposal, the mechanism for the determination of the purchase price, the terms of the Acquisition and the Disposal, and the basis upon which their terms have been determined. We have also considered the key factors taken into account by the Board in arriving at its opinion regarding the terms of the Acquisition (including the Acquisition Agreements) and the Disposal (including the Disposal Agreement) as set out in the letter from the Chairman on pages 7 to 52 of the Circular, which we urge you to read carefully.

THE INDEPENDENT BOARD COMMITTEE CONCUR WITH THE VIEWS OF ROTHSCHILD AND CONSIDER THAT THE TERMS OF THE ACQUISITION (INCLUDING THE ACQUISITION AGREEMENTS) AND THE DISPOSAL (INCLUDING THE DISPOSAL AGREEMENT) TO BE IN THE BEST INTEREST OF SINOPEC CORP. AND ITS SHAREHOLDERS AS A WHOLE AND ARE FAIR AND REASONABLE SO FAR AS THE INDEPENDENT SHAREHOLDERS ARE CONCERNED. ACCORDINGLY, MEMBERS OF THE INDEPENDENT BOARD COMMITTEE UNANIMOUSLY RECOMMEND THE INDEPENDENT SHAREHOLDERS VOTE IN FAVOUR OF THE ORDINARY RESOLUTIONS SET OUT IN THE NOTICE OF THE EGM AT THE END OF THE CIRCULAR.

                                     Yours faithfully
                  CHEN QINGTAI  HO TSU KWOK CHARLES   SHI WANPENG   ZHONG YOUCAI
                               Independent Non-Executive Directors


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                            LETTER FROM ROTHSCHILD
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                                               [ROTHSCHILD LOGO GRAPHIC OMITTED]

                                                                6 November 2004

To the Independent Board Committee and
  Independent Shareholders

Dear Sir or Madam,

                            CONNECTED TRANSACTIONS

We refer to our engagement to advise the Independent Board Committee and Independent Shareholders with respect to the Acquisition and the Disposal, details of which are contained in the circular of the Company dated 6 November 2004 to its shareholders (the "Circular") of which this letter forms a part. Rothschild has been appointed the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to: (a) whether or not the Acquisition Agreements and the Disposal Agreement are on normal commercial terms (as defined under the Hong Kong Listing Rules) and the terms of the Acquisition Agreements and the Disposal Agreement are fair and reasonable so far as the Independent Shareholders are concerned; (b) whether or not entering into the Acquisition Agreements and the Disposal Agreement is in the interest of the Company and its shareholders as a whole; (c) how the Independent Shareholders should vote at the EGM in respect of the Acquisition and the Disposal; and (d) whether or not it is the normal business practice for the Land Use Rights Lease Agreement and the Properties Lease Agreement to be of such duration as set out in the section headed "6. Prospective Continuing Connected Transactions" in the "Letter from the Chairman" of the Circular.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires.

As at the Latest Practicable Date, Sinopec Group Company owned approximately 55.06% of the issued share capital of the Company. As set out in the section headed "1. Introduction" in the "Letter from the Chairman" of the Circular, Sinopec Group Company will own approximately 67.92% of the issued share capital of the Company when the recent transfer of the Company's shares to Sinopec Group Company from some of the Company's shareholders is completed. Pursuant to the Hong Kong Listing Rules, the Acquisition Agreements and the Disposal Agreement constitute connected transactions for the Company, which will be subject to, inter alia, the Independent Shareholders' approval at the EGM.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company and/or its advisers and have assumed that any representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular are fair and reasonable and have relied on them.

NM Rothschild & Sons (Hong Kong) Limited               Telephone: (852)2525-5333
16th Floor, ALexandra House                                  Fax: (852)2868-1728
16-20 Chater Road, Central                                        (852)2810-6997
Hong Kong SAR



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                            LETTER FROM ROTHSCHILD
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We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company and/or its advisers. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, the Acquiring Assets, the Disposal Assets or any of their respective subsidiaries and associated companies.

PRINCIPAL FACTORS AND REASONS

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

Background and rationale

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations. The Acquisition is expected to further strengthen and develop the Company's core businesses by significantly expanding the scale of its petrochemical production facilities, improving its operation and retail network of refined oil products and consolidating its catalyst business. Regarding the Disposal, the Directors consider that it is in line with international precedent and management practice for the upstream business which emphasises increased focus on core businesses. In addition, the Acquisition and Disposal will allow the Company to further consolidate its management structure, thereby achieving a more efficient management of operations, investments and resources allocation.

As noted in the section headed "3. Reasons and benefits of the Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular, there are further specific rationales for the Acquisition and the Disposal which are summarised below.

(a)   Strengthening and development of core businesses

(i)   Petrochemical Assets

For the Petrochemical Assets, the Directors consider that the acquisition of the Petrochemical Assets will allow the Company to rapidly expand and develop its petrochemical business during the prosperous period of the petrochemical industry cycle. Upon completion of the Acquisition, the Company's production scale in the ethylene and synthetic fiber monomers and polymers sectors will be further strengthened. The Company is expected to increase its production capacity for ethylene, synthetic resin, ethylene glycol, PX, PTA and synthetic fiber monomers/polymers by approximately 12%, 12%, 11%, 31%, 36% and 24% respectively.

(ii)  Catalyst Assets

The acquisition of the Catalyst Assets will further improve the competitiveness of the Company's oil refining and chemical businesses, given the close relationship between the catalyst business and crude refining and chemical production. The Acquisition will allow the Company to strengthen its research and development and production capacity for catalysts. Upon completion of the Acquisition, the Company's production capacity for different types of oil refinery and petrochemical catalysts is expected to increase by approximately 28 times and will represent over 60% of the total catalyst production capacity in the PRC.

(iii) Gas Station Assets

With respect to the Gas Station Assets, the Acquisition will strengthen the Company's distribution network and market share for retail sales of oil products in the economically prosperous eastern, central and southern regions of the PRC. The Directors consider that the Company's leading status in the retail sector will be reinforced by the Acquisition, which allows the Company to further strengthen its retail capability for refined oil products in economically developed regions and to enjoy benefits arising from economies of scale in its retail network. The Acquisition will also improve the Company's competitiveness in the oil products retail business and better position it to respond to competition arising from foreign investors when the sector is further opened to competition on 11 December 2004 based on the World Trade Organisation Agreement.

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(iv)  Downhole Operation Assets

The Disposal of the Downhole Operation Assets will reduce the Company's oilfield services operations which currently provide services and support to the Company's upstream operations, allowing greater focus on the Company's core upstream operations with the aim to become one of the international oil companies, and potentially achieving greater production efficiency.

(b)   Improving management structure

The Acquisition and the Disposal are expected to allow the Company to further consolidate its management structure, improve the quality of assets and achieve harmonisation of operations and coordination amongst the different business units.

(c)   Reduction of continuing connected transactions

The Acquisition will in general significantly reduce the number of continuing connected transactions between Sinopec Corp. and Sinopec Group Company. In monetary terms, the continuing connected transactions would be decreased by approximately RMB2,358 million (approximately HK$2,225 million).

(d)   Reduction of competition

The Acquisition and the Disposal will further minimise the amount of industry competition between the Company and Sinopec Group Company in petrochemical, catalyst and retail operations.

The acquisition of the Petrochemical Assets (the "Petrochemical Assets Acquisition")

(a)   Assets to be acquired

On 31 October 2004, the Company entered into the sale and purchase agreement in respect of the Petrochemical Assets (the "Petrochemical Assets Acquisition Agreement"), pursuant to which the Company has conditionally agreed to acquire from Sinopec Group Company (on its own behalf and on behalf of the Authorising Entities), the principal ethylene and synthetic fiber monomers and polymers production facilities of Tianjin Petrochemical and related liabilities, the principal synthetic fiber monomers and polymers products production facilities of Luoyang Petrochemical and related liabilities, a 93.51% equity interest in Zhongyuan Petrochemical held by Sinopec Group Company, the AVD unit and catalytic cracking unit of Maoming Petrochemical and certain power generation facilities of Guangzhou Petrochemical and related liabilities (the "Guangzhou Petrochemical Power Assets") for a total consideration of RMB1,977 million (equivalent to approximately HK$1,865 million) (the "Petrochemical Assets Consideration"). Further details of the terms of the Petrochemical Assets Acquisition Agreement are set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular.

Set out below is a summary of certain financial information relating to the Petrochemical Assets. The financial information is extracted from the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

                                                                    RMB million

For the financial year ended 31 December 2003
Sales                                                                    12,855
EBITDA(1)                                                                 2,359
Net profits                                                                 439
Net assets (as at 31 December 2003)                                       1,270

Net debt/(cash)(2) (as at 30 June 2004)                                  10,231


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                            LETTER FROM ROTHSCHILD
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Notes:

(1) EBITDA refers to the sum of net profits, minority interests, taxation, net finance costs and depreciation and amortisation expenses of the Petrochemical Assets.

(2) Net debt refers to the sum of the short-term loan and the long-term loan less cash of the Petrochemical Assets.

(3) The financial data of the Petrochemical Assets disclosed in the Circular was prepared in accordance with the PRC GAAP. As noted in the section headed "1. Introduction" in the "Letter from the Chairman" of the Circular, there is no material difference between the related financial data prepared in accordance with the PRC GAAP and those prepared in accordance with the International Financial Reporting Standard.

Further details of the Petrochemical Assets are set out in the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

(b)   Basis of the Petrochemical Assets Consideration

The Petrochemical Assets Acquisition Agreement was entered into after arm's length negotiation between the Company and Sinopec Group Company, taking into account various factors including valuations implied by other similar transactions involving comparable companies, quality of assets, business development potential and the position in the petrochemical industry cycle. The Petrochemical Assets Consideration, which will be satisfied by cash, was determined with reference to the valuations of the Petrochemical Assets prepared by the independent valuers, namely Beijing Zhongzheng Appraisal Co., Ltd, Zhongfeng Asset Appraisal Co., Ltd, Zhongshen Accounting Firm Co., Ltd, Beijing Tianjian Xinye Asset Appraisal Co., Ltd, Beijing Zhongqihua Asset Appraisal Co., Ltd and Zhonglei Accounting Firm Co., Ltd. However, given the above-mentioned independent valuers have PRC securities qualifications only but not the qualifications to carry out asset appraisal business in Hong Kong, we have not relied on their valuations in arriving at our opinion.

As set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular, all the risks and benefits arising from the Petrochemical Assets before completion of the transaction shall be borne and in the account of Sinopec Group Company. The Petrochemical Assets Consideration will be adjusted if the Petrochemical Assets' asset values decrease or liabilities increase.

(c)   Valuation of the Petrochemical Assets

Based on the Petrochemical Assets Consideration of RMB1,977 million (equivalent to approximately HK$1,865 million), together with the aggregate net debt of the Petrochemical Assets attributable to Sinopec Group as at 30 June 2004, the enterprise value (the "EV") of the Petrochemical Assets attributable to Sinopec Group would be approximately RMB12,132 million (equivalent to approximately HK$11,445 million). The source of financial information applied in conducting the ratio analysis is based on the data contained in the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

We list below the multiples for the Petrochemical Assets Acquisition based on the Petrochemical Assets Consideration under the Petrochemical Assets Acquisition Agreement:

o an EV/earnings before interest, tax, depreciation and amortisation ("EV/EBITDAi") multiple of approximately 5.21 times, based on the EBITDA of the Petrochemical Assets attributable to Sinopec Group for the financial year ended 31 December 2003 of approximately RMB2,329 million (equivalent to approximately HK$2,198 million);

o an EV/sales multiple of approximately 0.95 times, based on the sales of the Petrochemical Assets attributable to Sinopec Group for the financial year ended 31 December 2003 of approximately RMB12,718 million (equivalent to approximately HK$11,998 million);

o a price to earnings multiple of approximately 4.63 times, based on the net profit of the Petrochemical Assets attributable to Sinopec Group for the financial year ended 31 December 2003 of approximately RMB427 million (equivalent to approximately HK$403 million); and

o price to net asset value ratio of approximately 1.59 times, based on the aggregate net asset value ("NAVi") of the Petrochemical Assets attributable to Sinopec Group as at 31 December 2003 of approximately RMB1,242 million (equivalent to approximately HK$1,172 million).

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We have analysed the Petrochemical Assets Consideration by reviewing: (a) the trading multiples of listed companies comparable to the Petrochemical Assets; and (b) the transaction multiples of recent acquisitions of petrochemical companies and assets in the PRC.

In assessing the fairness of the Petrochemical Assets Consideration, we are of the view that the analysis of the EV/EBITDA multiple versus those of comparable listed companies and comparable transactions is the most important and appropriate valuation benchmark. In addition, we have reviewed the EV/sales multiple, price/earnings ratio and the price/NAV ratio of the Petrochemical Assets Acquisition versus those of comparable listed companies and comparable transactions, for supplemental crosschecking purposes.

(i) Comparable company analysis

Since the revenue of the Petrochemical Assets is derived from their production and sale of various petrochemical products in the PRC, the comparable companies we have chosen are listed petrochemical companies which are primarily focused on petrochemical business in the PRC. The companies which we have identified under the above selection criteria are PRC petrochemical companies primarily listed on the Stock Exchange. We have not considered, with respect to the Guangzhou Petrochemical Power Assets (which consist of certain power generation facilities of the Guangzhou Petrochemical), listed power companies as the comparable companies for two reasons: 1) the Guangzhou Petrochemical Power Assets are ancillary assets to the Guangzhou Petrochemical and have been supplying power to the Guangzhou Petrochemical only, and are therefore considered not comparable to the listed power companies which provide electricity to the market; and 2) the PRC petrochemical companies identified as the comparable companies for the Petrochemical Assets are considered to capture, to a certain extent, this power generation element given that they also generally have their own power generation assets.

Based on the above selection criteria, we set out in the following table the relevant ratios of the selected comparable listed companies based on their respective share prices as at the Latest Practicable Date and their latest published audited full year financial statements and unaudited interim financial statements (where available).


                                                             EV(1)/        EV(1)/     Price(4)/     Price(4)/
Company name                                              EBITDA(2)      sales(3)   earnings(5)        NAV(6)
                                                            (Times)
(Times) (Times) (Times)

Jilin Chemical Industrial Company Limited                      6.74          0.63         17.95          3.06
Sinopec Beijing Yanhua Petrochemical Company Limited           5.99          1.01         15.82          1.79
Sinopec Shanghai Petrochemical Company Limited                 6.79          0.91         15.00          1.40
Sinopec Yizheng Chemical Fibre Company Limited                 5.82          0.67         26.68          0.77
Sinopec Zhenhai Refining & Chemical Company Limited            7.98          0.72         18.55          2.18
Average                                                        6.67          0.79         18.80          1.84
Petrochemical Assets Acquisition                               5.21          0.95          4.63          1.59

Sources: Bloomberg and latest published audited full year financial statements and unaudited interim financial statements of the relevant companies available on the Latest Practicable Date

Notes:

(1) EV of a company refers to the sum of its market capitalisation as at the Latest Practicable Date and its net indebtedness as per its latest published unaudited interim financial statements available on the Latest Practicable Date or, if the interim financial statements are not available, its audited full year financial statements available on the Latest Practicable Date.

(2) EBITDA refers to the earnings before interest, tax, amortisation and depreciation expenses as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(3) Sales refers to the total sales, revenues or turnover as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(4) Price refers to the market capitalisation based on the closing price of a comparable company as quoted on the Stock Exchange on the Latest Practicable Date and the total number of shares in issue according to the comparable company's latest annual report, interim report or announcement. For companies which also have an A-share listing in the PRC, their A-share stock prices were not used in the above calculation of market capitalisations.

(5) Earnings refer to net profit excluding extraordinary items as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

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(6)   NAV refers to net asset value as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

As illustrated above, the EV/EBITDA multiple of approximately 5.21 times for the Petrochemical Assets Acquisition is lower than the range and average of the trading multiples of the comparable companies. The EV/sales multiple for the Petrochemical Assets Acquisition is within the range of the trading multiples of the comparable companies but above the average of the comparable companies. The price/earnings multiple for the Petrochemical Assets Acquisition is substantially lower than the range and average of the comparable companies while the price/NAV multiple for the Petrochemical Assets Acquisition is within the range and below the average of the comparable companies.

(ii) Comparable transaction analysis

Our analysis also includes research into recent acquisition transactions in the Chinese petrochemical sector. In selecting the comparable transactions, we have focused on material transactions and have taken into account the availability of reliable transaction information and comparability of the petrochemical companies or assets acquired with the Petrochemical Assets. The following table sets out our findings:


                                                                                 EV(1)/   EV(1)/     PRICE(3)/  PRICE(3)/
DATE OF ANNOUNCEMENT          SELLER         BUYER          TARGET            EBITDA(2) SALES(2)  EARNINGS(2)     NAV(2)
                                                                                (Times)  (Times)      (Times)    (Times)

28 July 2004(4)               Xinmin City    Minglun        Shenyang              24.01     0.35           NA     1.78
                              Petrochemical  Group (Hong    Xinmin
                              Company        Kong) Ltd      Chemical
                                                            Factory

30 December 2003              China          China          Sinopec                6.38     0.67         6.08     1.19
                              Petrochemical  Petroleum &    National Star
                              Group          Chemical       Xibei Oil
                              Company        Corp           Office Tahe
                              (Sinopec       (Sinopec       Oilfield
                              Group          Corp)          Petrochemical
                              Company)                      Factory

30 December 2003              China          China          Xian                   5.53     0.31        10.29     1.68
                              Petrochemical  Petroleum &    Petrochemical
                              Group          Chemical       Main Factory
                              Company        Corp
                              (Sinopec       (Sinopec
                              Group          Corp)
                              Company)

28 October 2003               China          China          Sinopec Group          4.00     0.79        17.27     0.97
                              Petrochemical  Petroleum &    Company
                              Group          Chemical       ethylene
                              Company        Corp           facility with
                              (Sinopec       (Sinopec       a rated
                              Group          Corp)          capacity of
                              Company)                      380,000
                                                            tonnes and
                                                            its related
                                                            downstream
                                                            facilities

23 May 2003                   Employee       Tianjin        Maoming                4.38     0.37        13.84     1.57
                              Union of       Yufeng Weiye   Petrochemical
                              Maoming        Enterprise     Shihua Co.,
                              Petrochemical  Co., Ltd       Ltd
                              Shihua Co.,
                              Ltd

27 November 2002              Employee       Beijing        Maoming                7.58     0.61        15.58     1.81
                              union of       Topeak Real    Petrochemical
                              Maoming        Estate         Shihua Co.,
                              Petrochemical  Development    Ltd
                              Shihua Co.,    Co., Ltd
                              Ltd

13 March 2002                 Yueyang        Yueyang        Yueyang                5.95     0.58        11.75     1.29
                              Xingchang      Fuxing Group   Xingchang
                              Enterprise     Co., Ltd       Petrochemical
                              Group Co.,                    Co., Ltd
                              Ltd

AVERAGE (EXCLUDING THE ACQUISITION OF SHENYANG XINMIN CHEMICAL FACTORY)(4)         5.64     0.56        12.47     1.42
PETROCHEMICAL ASSETS ACQUISITION                                                   5.21     0.95         4.63     1.59

NA: Not applicable

Sources: Companies' public filings available on the Latest Practicable Date

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Notes:

(1) EV refers to the sum of the equity purchase consideration paid in an acquisition and the proportional net indebtedness of the targets as at the time of acquisition or, if not available, the proportional net indebtedness as per the latest audited financial year end date prior to the acquisition.

(2) EBITDA, sales, earnings and NAV based on the latest full year audited financials of the targets before the acquisition took place.

(3)  Price refers to the equity purchase consideration paid in an acquisition.

(4) The relatively high EV/EBITDA multiple for the Shenyang Xinmin Chemical Factory transaction is due to the relatively low EBITDA of the company for the year prior to the acquisition. As noted in the circular for the transaction, the management of the buyer stated that the negative earnings of the company were due to inefficient operations and product mix, which was expected to be improved after they took control of the company. For this reason we have excluded this transaction from the average calculation.

Our review of the acquisition multiples of the above precedent transactions indicates that the EV/EBITDA multiple for the Petrochemical Assets Acquisition is within the range of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction) and is below the average of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction). The EV/sales multiple for the Petrochemical Assets Acquisition is higher than the range and average of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction). The price/earnings ratio is substantially below the range and average of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction). The price/NAV multiple is within the range of the precedent transactions but slightly above the average of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction).

On the above basis, we consider the Petrochemical Assets Consideration under the Petrochemical Assets Acquisition Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

(d)   Conditions of the Petrochemical Assets Acquisition

Completion of the Petrochemical Assets Acquisition Agreement is conditional upon fulfilment of various conditions including the approval of the Petrochemical Assets Acquisition by the Independent Shareholders at the EGM. Further details of the other conditions precedent to the completion of the Petrochemical Assets Acquisition are set out in the section headed "The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular.

THE ACQUISITION OF THE CATALYST ASSETS (THE "CATALYST ASSETS ACQUISITION")

(a)   Assets to be acquired

On 31 October 2004, the Company entered into the sale and purchase agreement in respect of the Catalyst Assets (the "Catalyst Assets Acquisition Agreement"), pursuant to which the Company has conditionally agreed to acquire from Sinopec Group Company (on its own behalf and on behalf of the Authorising Entities), the primary assets owned by the Changling Plant, a 81% equity interest in Jianchang Petrochemical, the primary assets of Qilu Catalyst, the primary assets owned by the Technology Development Company, a 50% equity interest in Aoda Technology, a 60% equity interest in Lide Catalyst, the primary assets of the Shanghai Research Institute and all the assets owned by Nanlian Catalyst and related liabilities for a total consideration of RMB720 million (equivalent to approximately HK$679 million) (the "Catalyst Assets Consideration"). Further details of the terms of the Catalyst Assets Acquisition Agreement are set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular.

Set out below is a summary of certain financial information relating to the Catalyst Assets. The financial information is extracted from the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

                                                                    RMB million

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003
Sales                                                                     1,615
EBITDA(1)                                                                   259
Net profits                                                                 108
Net assets (as at 31 December 2003)                                         799

Net debt/(cash)(2) (as at 30 June 2004)                                     167


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Notes:

(1) EBITDA refers to the sum of net profits, minority interests, taxation, net finance costs and depreciation and amortisation expenses of the Catalyst Assets.

(2) Net debt refers to the sum of the short-term loan and the long-term loan less cash of the Catalyst Assets.

(3) The financial data of the Catalyst Assets disclosed in the Circular was prepared in accordance with the PRC GAAP. As noted in the section headed "1. Introduction" in the "Letter from the Chairman" of the Circular, there is no material difference between the related financial data prepared in accordance with the PRC GAAP and those prepared in accordance with the International Financial Reporting Standard.

Further details of the Catalyst Assets are set out in the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

(b)   Basis of the Catalyst Assets Consideration

The Catalyst Assets Acquisition Agreement was entered into after arm's length negotiation between the Company and Sinopec Group Company, taking into account various factors, including valuations implied by other similar transactions involving comparable companies, quality of assets, business development potential and the position in the industry cycle of the Catalyst Assets. The Catalyst Assets Consideration, which will be satisfied by cash, was determined with reference to the valuations of the Catalyst Assets prepared by the independent valuer, Zhonglian Asset Appraisal Co., Ltd. However, given the above-mentioned independent valuer has PRC securities qualification only but not the qualification to carry out asset appraisal business in Hong Kong, we have not relied on its valuations in arriving at our opinion.

As set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular, all the risks and benefits arising from the Catalyst Assets before completion of the transaction shall be borne and in the account of Sinopec Group Company. The Catalyst Assets Consideration will be adjusted if the Catalyst Assets' asset values decrease or liabilities increase.

(c)   Valuation of the Catalyst Assets

Based on the Catalyst Assets Consideration of RMB720 million (equivalent to approximately HK$679 million), together with the aggregate net debt of the Catalyst Assets attributable to Sinopec Group as at 30 June 2004, the EV of the Catalyst Assets attributable to Sinopec Group would be approximately RMB914 million (equivalent to approximately HK$862 million). The source of financial information applied in conducting the ratio analysis is based on the data contained in the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

We list below the multiples for the Catalyst Assets based on the Catalyst Assets Consideration under the Catalyst Assets Acquisition Agreement:

o an EV/EBITDA multiple of approximately 4.07 times, based on the EBITDA of the Catalyst Assets attributable to Sinopec Group for the financial year ended 31 December 2003 of approximately RMB225 million (equivalent to approximately HK$212 million);

o an EV/sales multiple of approximately 0.60 times, based on the sales of the Catalyst Assets attributable to Sinopec Group for the financial year ended 31 December 2003 of approximately RMB1,518 million (equivalent to approximately HK$1,432 million);

o a price to earnings multiple of approximately 7.74 times, based on the net profit of the Catalyst Assets attributable to Sinopec Group for the financial year ended 31 December 2003 of approximately RMB93 million (equivalent to approximately HK$88 million); and

o a price to net asset value ratio of approximately 1.08 times, based on the aggregate NAV of Catalyst Assets attributable to Sinopec Group as at 31 December 2003 of approximately RMB667 million (equivalent to approximately HK$629 million).

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We have analysed the Catalyst Assets Consideration by reviewing: (a) the trading multiples of listed companies comparable to the Catalyst Assets; and
(b) the transaction multiples of recent acquisitions of companies and assets comparable to the Catalyst Assets in the PRC.

In assessing the fairness of the Catalyst Assets Consideration, we are of the view that the analysis of the EV/EBITDA multiple versus those of comparable listed companies and comparable transactions is the most important and appropriate valuation benchmark. In addition, we have reviewed the EV/sales multiple, price/earnings ratio and the price/NAV ratio of the Catalyst Assets Acquisition versus those of comparable listed companies and comparable transactions, for supplemental crosschecking purposes.

(i) Comparable company analysis

Since the revenue of the Catalyst Assets is derived from their development, production and sale of petrochemical catalysts in the PRC, directly comparable companies would be listed chemical companies which are primarily focused on catalyst production in the PRC. However, based on the above selection criteria, we have not identified any such directly comparable companies other than certain PRC chemical companies listed on the Shanghai Stock Exchange and the Shenzhen Stock Exchange, which are primarily focused on catalyst production in the PRC. However, it should be noted that the shares of these companies are traded on the PRC A-share market, which can only be invested in by domestic investors and qualified foreign institutional investors (with certain trading and ownership restrictions). Given that trading in the PRC A-share markets is highly restricted, we consider that the trading multiples of companies traded solely on an A-share market in the PRC are not an appropriate benchmark for the Catalyst Assets Acquisition.

We have therefore, for our valuation purpose, reviewed the trading multiples of the petrochemical companies listed on the Stock Exchange, which are considered to be the closest comparables to the Catalyst Assets. With their major products being primarily sold to the petrochemical companies as raw materials, the Catalyst Assets are closely linked to the petrochemical sector.

Based on the above selection criteria, we set out in the following table the relevant ratios of the selected comparable listed companies based on their respective share prices as at the Latest Practicable Date and their latest published audited full year financial statements and unaudited interim financial statements (where available).

                                                          EV(1)/        EV(1)/     PRICE(4)/     PRICE(4)/
COMPANY NAME                                           EBITDA(2)      SALES(3)   EARNINGS(5)        NAV(6)
                                                         (TIMES)       (TIMES)       (TIMES)       (TIMES)

Jilin Chemical Industrial Company Limited                   6.74          0.63         17.95          3.06
Sinopec Beijing Yanhua Petrochemical Company Limited        5.99          1.01         15.82          1.79
Sinopec Shanghai Petrochemical Company Limited              6.79          0.91         15.00          1.40
Sinopec Yizheng Chemical Fibre Company Limited              5.82          0.67         26.68          0.77
Sinopec Zhenhai Refining & Chemical Company Limited         7.98          0.72         18.55          2.18
Average                                                     6.67          0.79         18.80          1.84
Catalyst Assets Acquisition                                 4.07          0.60          7.74          1.08

Sources: Bloomberg and latest published audited full year financial statements and unaudited interim financial statements of the relevant companies available on the Latest Practicable Date

Notes:

(1) EV of a company refers to the sum of its market capitalisation as at the Latest Practicable Date and its net indebtedness as per its latest published unaudited interim financial statements available on the Latest Practicable Date or, if the interim financial statements are not available, its audited full year financial statements available on the Latest Practicable Date.

(2) EBITDA refers to the earnings before interest, tax, amortisation and depreciation expenses as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(3) Sales refers to the total sales, revenues or turnover as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(4) Price refers to the market capitalisation based on the closing price of a comparable company as quoted on the Stock Exchange on the Latest Practicable Date and the total number of shares in issue according to the latest annual report, interim report or announcement of the comparable company. For companies which also have an A-share listing in the PRC, their A-share stock prices were not used in the above calculation of market capitalisations.

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(5)   Earnings refer to net profit excluding extraordinary items as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(6) NAV refers to net asset value as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

As illustrated above, the EV/EBITDA multiple of approximately 4.07 times for the Catalyst Assets Acquisition is substantially lower than the range and average of the trading multiples of the comparable companies. In terms of EV/sales and price/earnings, the multiples for the Catalyst Assets Acquisition are lower than the respective ranges and the averages of the trading multiples of the comparable companies. In terms of price/NAV, the multiple for the Catalyst Assets Acquisition is within the range of the trading multiples of the comparable companies and is lower than the average of the comparable companies.

(ii) Comparable transaction analysis

We have not identified any recent and significant acquisitions of catalyst production companies or assets in the PRC. We have therefore reviewed the transaction multiples of the petrochemical companies and assets, which are considered the closest available comparables to the Catalyst Assets. In selecting the comparable transactions, we have focused on material transactions and have taken into account the availability of reliable transaction information and comparability of the assets acquired with the Catalyst Assets. The following table sets out our findings:

                                                                             EV(1)/       EV(1)/   PRICE(3)/    PRICE(3)/
DATE OF ANNOUNCEMENT      SELLER           BUYER           TARGET         EBITDA(2)    SALES(2)  EARNINGS(2)      NAV(2)
                                                                            (Times)     (Times)      (Times)     (Times)

28 July 2004(4)           Xinmin City      Minglun         Shenyang           24.01        0.35         NA        1.78
                          Petrochemical    Group (Hong     Xinmin
                          Company          Kong) Ltd       Chemical
                                                           Factory

30 December 2003          China            China           Sinopec             6.38        0.67       6.08        1.19
                          Petrochemical    Petroleum &     National Star
                          Group Company    Chemical        Xibei Oil
                          (Sinopec         Corp            Office Tahe
                          Group Company)   (Sinopec        Oilfield
                                           Corp)           Petrochemical
                                                           Factory

30 December 2003          China            China           Xian                5.53        0.31      10.29        1.68
                          Petrochemical    Petroleum &     Petrochemical
                          Group Company    Chemical        Main Factory
                          (Sinopec         Corp
                          Group Company)   (Sinopec
                                           Corp)

28 October 2003           China            China           Sinopec Group       4.00        0.79      17.27        0.97
                          Petrochemical    Petroleum &     Company
                          Group Company    Chemical        ethylene
                          (Sinopec         Corp            facility with
                          Group Company)   (Sinopec        a rated
                                           Corp)           capacity of 380,000
                                                           tonnes and its
                                                           related downstream
                                                           facilities

23 May 2003               Employee         Tianjin         Maoming             4.38        0.37      13.84        1.57
                          Union of         Yufeng Weiye    Petrochemical
                          Maoming          Enterprise      Shihua Co.,
                          Petrochemical    Co., Ltd        Ltd
                          Shihua Co.,
                          Ltd

27 November 2002          Employee         Beijing         Maoming             7.58        0.61      15.58        1.81
                          union of         Topeak Real     Petrochemical
                          Maoming          Estate          Shihua Co.,
                          Petrochemical    Development     Ltd
                          Shihua Co.,      Co., Ltd
                          Ltd

13 March 2002             Yueyang          Yueyang         Yueyang             5.95        0.58      11.75        1.29
                          Xingchang        Fuxing Group    Xingchang
                          Enterprise       Co.,Ltd         Petrochemical
                          Group Co.,Ltd                    Co., Ltd
AVERAGE (EXCLUDING SHENYANG XINMIN CHEMICAL FACTORY)(4)                        5.64        0.56      12.47        1.42
CATALYST ASSETS ACQUISITION                                                    4.07        0.60       7.74        1.08

NA: Not applicable

Sources: Companies' public filings available on the Latest Practicable Date


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Notes:

(1) EV refers to the sum of the equity purchase consideration paid in an acquisition and the proportional net indebtedness of the targets as at the time of acquisition or, if not available, the proportional net indebtedness as per the latest audited financial year end date prior to the acquisition.

(2) EBITDA, sales, earnings and NAV based on the latest full year audited financials of the targets before the acquisition took place.

(3) Price refers to the equity purchase consideration paid in an acquisition.

(4) The relatively high EV/EBITDA multiple for the Shenyang Xinmin Chemical Factory transaction is due to the relatively low EBITDA of the company for the year prior to the acquisition. As disclosed in the circular for the transaction, the management of the buyer stated that the negative earnings of the company were due to inefficient operations and product mix, which was expected to be improved after they took control of the company. For this reason we have excluded this transaction from the average calculation.

Our review of the acquisition multiples of the above precedent transactions indicates that the EV/EBITDA multiple for the Catalyst Assets Acquisition is within the range and lower than the average of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction). In terms of EV/sales, the multiple for the Catalyst Assets Acquisition is within the range of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction) and is slightly above the average of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction). In terms of price/earnings and price/NAV, the multiples for the Catalyst Assets Acquisition are within the respective ranges of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction) and below the respective averages of the precedent transactions (excluding the Shenyang Xinmin Chemical Factory transaction).

On the above basis, we consider the Catalyst Assets Consideration under the Catalyst Assets Acquisition Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

(d)   Conditions of the Catalyst Assets Acquisition

Completion of the Catalyst Assets Acquisition Agreement is conditional upon fulfilment of various conditions including the approval of the Catalyst Assets Acquisition by the Independent Shareholders at the EGM. Further details of the other conditions precedent to the completion of the Catalyst Assets Acquisition are set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular.

THE ACQUISITION OF THE GAS STATION ASSETS (THE "GAS STATION ASSETS ACQUISITION")

(a)   Assets to be acquired

On 31 October 2004, the Company entered into the sale and purchase agreement in respect of the Gas Station Assets (the "Gas Station Assets Acquisition Agreement"), pursuant to which the Company has conditionally agreed to acquire from Sinopec Group Company (on its own behalf and on behalf of the Authorising Entities), the assets, interests and certain related liabilities of 1,023 gas stations and 54 oil depots for a total consideration of RMB1,881 million (equivalent to approximately HK$1,775 million) (the "Gas Station Assets Consideration"). Further details of the terms of the Gas Station Assets Acquisition Agreement are set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular.


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Set out below is a summary of certain financial information relating to the
Gas Station Assets. The financial information is extracted from the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

                                                                    RMB million

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003
Sales                                                                     2,335
EBITDA(1)                                                                   326
Net profits                                                                 233
Net assets (as at 31 December 2003)                                       1,109


Net debt/(cash)(2) (as at 31 May 2004)                                      (1)

Notes:

(1) EBITDA refers to the sum of net profits, minority interests, taxation, net finance costs and depreciation and amortisation expenses of the Gas Station Assets.

(2) Net debt refers to the sum of the short-term loan and the long-term loan less cash of the Gas Station Assets.

(3) The financial data of the Gas Station Assets disclosed in the Circular was prepared in accordance with the PRC GAAP. As noted in the section headed "1. Introduction" in the "Letter from the Chairmani<168> of the Circular, there is no material difference between the related financial data prepared in accordance with the PRC GAAP and those prepared in accordance with the International Financial Reporting Standard.

Further details of the Gas Station Assets are set out in the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

(b)   Basis of the Gas Station Assets Consideration

The Gas Station Assets Acquisition Agreement was entered into after arm's length negotiation between the Company and Sinopec Group Company, taking into account various factors, including the valuations of the Gas Station Assets prepared by the independent valuer, valuations implied by other similar transactions of comparable companies and cash flow generating ability and growth potential of the Gas Station Assets. The Gas Station Assets Consideration will be satisfied by cash.

As set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular, all the risks and benefits arising from the Gas Station Assets before completion of the transaction shall be borne and in the account of Sinopec Group Company. The Gas Station Assets Consideration will be adjusted if the Gas Station Assets' asset values decrease or liabilities increase.

(c)   Valuation of the Gas Station Assets

Based on the Gas Station Assets Consideration of RMB1,881 million (equivalent to approximately HK$1,775 million), together with the aggregate net debt of the Gas Station Assets attributable to Sinopec Group as at 31 May 2004, the EV of the Gas Station Assets attributable to Sinopec Group would be approximately RMB1,880 million (equivalent to approximately HK$1,773 million). The source of financial information applied in conducting the ratio analysis is based on the data contained in the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

We list below the multiples for the Gas Station Assets based on the Gas Station Assets Consideration under the Gas Station Assets Acquisition
Agreement:

o an EV/EBITDA multiple of approximately 5.77 times, based on the EBITDA of the Gas Station Assets attributable to Sinopec Group for the financial year ended 31 December 2003 of approximately RMB326 million (equivalent to approximately HK$307 million);

o an EV/sales multiple of approximately 0.81 times, based on the sales of the Gas Station Assets attributable to Sinopec Group for the financial year ended 31 December 2003 of approximately RMB2,335 million (equivalent to approximately HK$2,202 million);

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o    a price to earnings multiple of approximately 8.09 times, based on the net profit of the Gas Station Assets attributable to Sinopec Group for the financial year ended 31 December 2003 of approximately RMB233 million (equivalent to approximately HK$219 million);

o a price to net asset value ratio of approximately 1.70 times, based on the aggregate NAV of the Gas Station Assets attributable to Sinopec Group as at 31 December 2003 of approximately RMB1,109 million (equivalent to approximately HK$1,046 million); and

o an EV per gas station of approximately RMB1.84 million (equivalent to approximately HK$1.73 million), based on the total number of gas stations acquired of 1,023.

We have analysed the Gas Station Assets Consideration by reviewing: (a) the trading multiples of listed companies comparable to the Gas Station Assets; and (b) the transaction multiples of recent acquisitions of gas stations and associated assets in the PRC.

In assessing the fairness of the Gas Station Assets Consideration, we are of the view that the analysis of the EV/EBITDA multiple versus those of comparable listed companies is the most important and appropriate valuation benchmark. In addition, we have reviewed the EV/sales, price/earnings and price/NAV multiples for the Gas Station Assets Acquisition versus those of the comparable listed companies and price/NAV versus those of comparable transactions, for supplemental crosschecking purposes. Due to its common use as valuation benchmark in acquisitions of gas stations, we have also compared the EV per gas station multiple of the Gas Station Assets Acquisition with those of the comparable transactions, as a crosscheck.

(i) Comparable company analysis

Since the revenue of the Gas Station Assets is derived from the operation of the gas stations and oil depots in the PRC, the directly comparable companies would be listed companies which primarily focus on operating gas stations in the PRC. However, based on the above selection criteria, we have not identified any such directly comparable companies. We have therefore, for our valuation purpose, reviewed the trading multiples of the PRC integrated oil & gas companies listed on the Stock Exchange, which are considered to be the closest comparables to the Gas Station Assets since they include, as part of their overall operations, the operation of gas stations in the PRC.

Based on the above selection criteria, we set out in the following table the relevant ratios of the selected comparable listed companies based on their respective share prices as at the Latest Practicable Date and their latest published audited full year financial statements and unaudited interim financial statements (where available).

                                   EV(1)/      EV(1)/     PRICE(4)/    PRICE(4)/
COMPANY NAME                    EBITDA(2)    SALES(3)   EARNINGS(5)       NAV(6)
                                  (Times)     (Times)       (Times)      (Times)

PetroChina Company Limited          5.83        2.68         10.90         2.15
China Petroleum & Chemical
  Corporation (Sinopec Corp.)       6.15        0.89         12.55         1.62
Average                             5.99        1.79         11.73         1.89
Gas Station Assets Acquisition      5.77        0.81          8.09         1.70

Sources: Bloomberg and latest published audited full year financial statements and unaudited interim financial statements of the relevant companies available on the Latest Practicable Date

Notes:

(1) EV of a company refers to the sum of its market capitalisation as at the Latest Practicable Date and its net indebtedness as per its latest published unaudited interim financial statements available on the Latest Practicable Date or, if the interim financial statements are not available, its audited full year financial statements available on the Latest Practicable Date.

(2) EBITDA refers to the earnings before interest, tax, amortisation and depreciation expenses as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(3) Sales refers to the total sales, revenues or turnover as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

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(4)   Price refers to the market capitalisation based on the closing price of a comparable company as quoted on the Stock Exchange on the Latest Practicable Date and the total number of shares in issue according to the latest annual report, interim report or announcement. For companies which also have an A-share listing in the PRC, their A-share stock prices were not used in the above calculation of market capitalisations.

(5) Earnings refer to net profit excluding extraordinary items as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(6) NAV refers to net asset value as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

As illustrated above, the EV/EBITDA multiple of approximately 5.77 times for the Gas Station Assets Acquisition is slightly lower than the range and the average of the trading multiples of the comparable companies. In terms of EV/sales and price/earnings, the multiples for the Gas Station Assets Acquisition are lower than the respective ranges and averages of the trading multiples of the comparable companies. In terms of price/NAV, the multiple for the Gas Station Assets Acquisition is within the range of the trading multiples of the comparable companies and is below the average of the comparable companies.

(ii) Comparable transaction analysis

Our analysis also includes research into recent and significant acquisition transactions involving gas station assets in the PRC. In selecting the comparable transactions, we have focused on material transactions and have taken into account the availability of reliable transaction information and comparability of the assets acquired with the Gas Station Assets. The following table sets out our findings:

                                                                                        EV(1)/    PRICE(2)/
DATE OF ANNOUNCEMENT    SELLER             BUYER              TARGET               GAS STATION      NAV(3)
                                                                                         RMB M     (TIMES)

19 December 2002        China              China Petroleum    663 petrol                  1.69        2.21
                        Petrochemical      & Chemical Corp    stations and oil
                        Group Company      (Sinopec Corp)     depot assets
                        (Sinopec Group
                        Company)

26 September 2002       China National     PetroChina         2994 gas                    3.03          NA
                        Petroleum          Company Limited    stations, 478
                        Corporation                           oil depots, 5337
                                                              pieces of land
                                                              and some office
                                                              buildings

AVERAGE                                                                                   2.36        2.21
GAS STATION ASSETS ACQUISITION                                                            1.84        1.70

NA: Not available

Sources: Companies' public filings available on the Latest Practicable Date

Notes:

(1) EV refers to the sum of the equity purchase consideration paid in an acquisition and the total liabilities of the targets as at the time of acquisition.

(2)  Price refers to the equity purchase consideration paid in an acquisition.

(3) NAV refers to the net asset value of the target as at the time of acquisition.

Our review of the acquisition multiples of the above precedent transactions indicates that the EV per gas station for the Gas Station Assets Acquisition is within the range of the precedent transactions and lower than the average. In terms of price/NAV, the multiple for the Gas Station Assets Acquisition is lower than that of the comparable transaction.

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On the above basis, we consider the Gas Station Assets Consideration under the Gas Station Assets Acquisition Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

(d)   Conditions of the Gas Station Assets Acquisition

Completion of the Gas Station Assets Acquisition Agreement is conditional upon fulfilment of various conditions including the approval of the Gas Station Assets Acquisition by the Independent Shareholders at the EGM. Further details of the other conditions precedent to the completion of the Gas Station Assets Acquisition are set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular.

THE DISPOSAL OF THE DOWNHOLE OPERATION ASSETS (THE "DISPOSAL")

(a)   Assets to be disposed

On 31 October 2004, the Company entered into the sale and purchase agreement in respect of the Downhole Operation Assets (the "Downhole Operation Assets Disposal Agreement"), pursuant to which the Company (on its own behalf and on behalf of the Authorising Entities) has conditionally agreed to dispose to Sinopec Group Company the downhole operation assets owned by Shengli Oilfield Company Limited, Zhongyuan Oilfield Branch Company, Henan Oilfield Branch Company, Jianghan Oilfield Branch Company, Jiangsu Oilfield Branch Company, Huabei Branch Company, Huadong Branch Company and Xinan Branch Company (the "Downhole Operation Assets") for a total consideration of RMB1,748 million (equivalent to approximately HK$1,649 million) (the "Downhole Operation Assets Consideration"). Further details of the terms of the Downhole Operation Assets Disposal Agreement are set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular.

Set out below is a summary of certain financial information relating to the Downhole Operation Assets. The financial information is extracted from the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

                                                                    RMB million

FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2003
Sales                                                                   5,724
EBITDA(1)                                                                 303
Net profits                                                                11
Net assets (as at 31 December 2003)                                     2,124

Net debt/(cash) (2) (as at 31 July 2004)                                 (33)


Notes:

(1) EBITDA refers to the sum of net profits, minority interests, taxation, net finance costs and depreciation and amortisation expenses of the Downhole Operation Assets.

(2) Net debt refers to the sum of the short-term loan and the long-term loan less cash of the Downhole Operation Assets.

(3) The financial data of the Downhole Operation Assets disclosed in the Circular was prepared in accordance with the PRC GAAP. As noted in the section headed "1. Introduction" in the "Letter from the Chairman" of the Circular, there is no material difference between the related financial data prepared in accordance with the PRC GAAP and those prepared in accordance with the International Financial Reporting Standard.

Further details of the Downhole Operation Assets are set out in the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

(b)   Basis of the Downhole Operation Assets Consideration

The Downhole Operation Assets Disposal Agreement was entered into after arm's length negotiation between the Company and Sinopec Group Company, taking into account various factors, including valuations implied by other similar transactions of comparable companies, quality of assets, business development potential and the position in the industry cycle of the Downhole Operation Assets. The Downhole Operation Assets Consideration, which will be used by the Company to satisfy part of the consideration for the Acquisition, was determined with reference to the valuations

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of the Downhole Operation Assets prepared by the independent valuer, Beijing
Zhongzheng Valuation Co., Ltd. However, given the above-mentioned independent valuer has PRC securities qualification only but not the qualification to carry out asset appraisal business in Hong Kong, we have not relied on its valuations in arriving at our opinion.

As set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular, all the risks and benefits arising from the Downhole Operation Assets before completion of the transaction shall be borne and in the account of the Company. The Downhole Operation Assets Consideration will be adjusted if the Downhole Operation Assets' asset values decrease or liabilities increase.

(c)   Valuation of the Downhole Operation Assets

Based on the Downhole Operation Assets Consideration of RMB1,748 million (equivalent to approximately HK$1,649 million), together with the aggregate net debt of the Downhole Operation Assets attributable to Sinopec Corp. as at 31 July 2004, the EV of the Downhole Operation Assets attributable to Sinopec Corp. would be approximately RMB1,715 million (equivalent to approximately HK$1,618 million). The source of financial information applied in conducting the ratio analysis is based on the data contained in the section headed "5. Details of the Target Assets" in the "Letter from the Chairman" of the Circular.

We list below the multiples for the Downhole Operation Assets based on the Downhole Operation Assets Consideration under the Downhole Operation Assets Disposal Agreement:

o an EV/EBITDA multiple of approximately 5.66 times, based on the EBITDA of the Downhole Operation Assets attributable to Sinopec Corp. for the financial year ended 31 December 2003 of approximately RMB303 million (equivalent to approximately HK$286 million);

o an EV/sales multiple of approximately 0.30 times, based on the sales of the Downhole Operation Assets attributable to Sinopec Corp. for the financial year ended 31 December 2003 of approximately RMB5,724 million (equivalent to approximately HK$5,400 million);

o a price to earnings multiple of approximately 164.26 times, based on the net profit of the Downhole Operation Assets attributable to Sinopec Corp. for the financial year ended 31 December 2003 of approximately RMB11 million (equivalent to approximately HK$10 million); and o a price to net asset value ratio of approximately 0.82 times, based on the aggregate NAV of the Downhole Operation Assets attributable to Sinopec Corp. as at 31 December 2003 of approximately RMB2,124 million (equivalent to approximately HK$2,004 million).

We have analysed the Downhole Operation Assets Consideration by reviewing the trading multiples of listed companies comparable to the Downhole Operation Assets. We have not identified any recent and significant acquisitions of downhole operation assets in the PRC.

Since the revenue of the Downhole Operation Assets is derived from the provision of oil-field downhole operations related services in the PRC, the comparable companies we have chosen are listed oil-field services companies which are primarily focused on providing oil-field services to oil and gas companies in the PRC. The company which we have identified under the above selection criteria is a PRC oil-field services company listed on the Stock Exchange.

In assessing the fairness of the Downhole Operation Assets Consideration, we are of the view that the analysis of the EV/EBITDA multiple versus those of the comparable listed company is the most important and appropriate valuation benchmark. In addition, we have reviewed the EV/sales, price/earnings ratio and the price/NAV ratio of the Downhole Operation Assets Acquisition versus those of the comparable listed company, for supplemental crosschecking purposes.

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Based on the above selection criteria, we set out in the following table the relevant ratios of the selected comparable listed company based on its share price as at the Latest Practicable Date and its latest published audited full year financial statements.

                                     EV(1)/     EV(1)/     PRICE(4)/   PRICE(4)/
COMPANY NAME                      EBITDA(2)   SALES(3)   EARNINGS(5)      NAV(6)
                                    (Times)    (Times)       (Times)     (Times)

China Oilfield Services Limited        6.03       2.25         19.84       1.41
Downhole Operation Assets Disposal     5.66       0.30        164.26       0.82

Sources: Bloomberg and latest published audited full year financial statements of the relevant companies available on the Latest Practicable Date

Notes:

(1) EV of a company refers to the sum of its market capitalisation as at the Latest Practicable Date and its net indebtedness as per its latest published audited full year financial statements available on the Latest Practicable Date.

(2) EBITDA refers to the earnings before interest, tax, amortisation and depreciation expenses as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(3) Sales refers to the total sales, revenues or turnover as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(4) Price refers to the market capitalisation based on the closing price of a comparable company as quoted on the Stock Exchange on the Latest Practicable Date and the total number of shares in issue according to the latest annual report, interim report or announcement.

(5) Earnings refer to net profit excluding extraordinary items as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

(6) NAV refers to net asset value as per the latest published audited full year financial statements of the relevant company available on the Latest Practicable Date.

As illustrated above, the EV/EBITDA multiple for the Downhole Operation Assets of approximately 5.66 times is slightly lower than the multiple of the comparable company. The price/earnings multiple for the Downhole Operation Assets is significantly higher than that of the comparable company. EV/sales and price/NAV multiples for the Downhole Operation Assets Disposal are lower than the trading multiples of the comparable company. Based on the views obtained from the Directors, reasons for certain of the multiples being lower for the Downhole Operation Assets include: (a) the Downhole Operation Assets provide internal services to the Company only with no external customers, implying a relatively lower growth potential; and b) the Downhole Operation Assets are relatively inefficient with a relatively poor asset quality and large cost base.

Given the limited growth and the relatively inefficient operation of the Downhole Operation Assets, we consider the Downhole Operation Assets Consideration under the Downhole Operation Assets Disposal Agreement is fair and reasonable so far as the Independent Shareholders are concerned.

(d)   Conditions of the Downhole Operation Assets Disposal

Completion of the Downhole Operation Assets Disposal Agreement is conditional upon fulfilment of various conditions including the approval of the Downhole Operation Assets Disposal by the Independent Shareholders at the EGM. Further details of the other conditions precedent to the completion of the Downhole Operation Assets Disposal are set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular.

FINANCIAL EFFECTS ON THE COMPANY AND ITS SUBSIDIARIES (THE "GROUP")

We have conducted various analyses on the potential financial effects of the Acquisition and the Disposal on the Group, which were prepared based on the audited financials of the Group for the financial year ended 31 December 2003 and audited financials of the Group for the six months ended 30 June 2004 prepared based on the International Financial Reporting Standard, and the financials of the Acquiring Assets and the Disposal Assets for the financial year ended 31 December 2003 and the financials of the Petrochemical Assets and Catalyst Assets for the six months ended 30 June 2004, the financials of the Gas Station Assets for the five months ended 31 May 2004 and the financials of the Disposal Assets for the seven months ended 31 July 2004 prepared based on the PRC GAAP, further details of which are

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summarised in the section headed "1. Introduction" in the "Letter from the
Chairman" of the Circular. As noted in the section headed "1. Introduction" in the "Letter from the Chairman" of the Circular, there is no material difference between the related financial data of the Acquiring Assets and the Disposal Assets prepared in accordance with the PRC GAAP and those prepared in accordance with the International Financial Reporting Standard.

Upon completion of the Acquisition, the Acquiring Assets will become subsidiaries of the Group, and accordingly their financials will be consolidated into the financial statements of the Group. Given the Disposal Assets will cease to be subsidiaries of the Group after completion of the Disposal, the financials of the Disposal Assets will no longer be consolidated into the financial statements of the Group after completion. It should be noted that each of the transactions contemplated under the Acquisition Agreements and the Disposal Agreement is independent from each other, and if any of them is not completed, the remaining transactions will not be affected.

We have conducted our analysis in this section on the assumption that all transactions contemplated under the Acquisition Agreements and the Disposal Agreement will be completed, and accordingly, all the figures and financial effects shown in this section are for illustrative purposes only.

(a)   Net income

Based on the net profits of the Acquiring Assets and the Disposal Assets for the financial year ended 31 December 2003, the Group is acquiring and disposing interests in the Acquiring Assets and the Disposal Assets for which the aggregate attributable net profit of such interests for the financial year ended 31 December 2003 was approximately RMB742 million (equivalent to approximately HK$700 million) (before taking into consideration any adjustments relating to the Acquisition and the Disposal).

(b)   Net assets

Based on our discussion with the management of the Group, we understand that there will be no material change to the net asset value of the Group as a result of the Acquisition and the Disposal.

(c)   Net gearing

The net cash consideration for the Acquisitions and the Disposal of approximately RMB2,830 million (equivalent to approximately HK$2,670 million) would add to the Group's net debt position of approximately RMB105,850 million (equivalent to approximately HK$99,858 million) as at 30 June 2004. In addition, the net debt of the Acquiring Assets, with an aggregate amount of approximately RMB10,396 million (equivalent to approximately HK$9,808 million) as at 30 June 2004 for the Petrochemical Assets and the Catalyst Assets and as at 31 May 2004 for the Gas Station Assets, would be consolidated into the Group's financial statements whereas the net cash of the Disposal Asset, with an amount of approximately RMB33 million (equivalent to approximately HK$31 million) as at 31 July 2004, would be de-consolidated from the Group's financial statements upon completion of the Acquisition and the Disposal.

UNDERTAKINGS BY SINOPEC GROUP COMPANY

Independent Shareholders should note that certain land and buildings included in the Acquiring Assets and certain land and buildings which will be leased by Sinopec Corp. after completion of the Acquisition have not been issued with the relevant title certificates. In relation to these land and buildings, Sinopec Group Company undertakes, regarding those land and buildings which have not been issued with the relevant title certificates, that it will use its best endeavors to obtain the relevant title certificates and related title documents. In addition, Sinopec Group Company will indemnify the Company against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and buildings title and title documents. Further details of the undertakings by Sinopec Group Company are set out in the section headed "2. The Acquisition and the Disposal" in the "Letter from the Chairman" of the Circular.

DURATION OF THE LAND USE RIGHTS LEASE AGREEMENT AND THE PROPERTIES
LEASE AGREEMENT

Following completion of the Acquisition, the Acquiring Assets (either by itself or through Sinopec Corp.) will lease various parcels of land and certain properties from members of the Sinopec Group, which will constitute continuing connected transactions for the Company under the Listing Rules. On 31 October 2004, Sinopec Corp. and Sinopec Group Company entered into the New Continuing Connected Transaction Adjustment Agreement which supplements the Land Use Rights Lease Agreement and Property Lease Agreement and provides, inter alia, that the terms of these two agreements will apply to the additional leasing of land and properties arising from the Acquisition.

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The transactions under the Land Use Rights Lease Agreement and the Properties
Lease Agreement are exempted from the independent shareholders approval requirement as the annual amount of the transactions are less than 2.5% of the relevant percentage ratio (as defined in the Listing Rules).

We confirm that it is normal business practice for the Land Use Rights Lease Agreement and the Properties Lease Agreement to be of such duration as set out in the section headed "6. Prospective Continuing Connected Transactions" in the "Letter from the Chairman" of the Circular for the following reasons:

o the nature of commercial land and property leases are generally of a long duration in order for the lessee (in this case Sinopec Corp.) to secure long-term usage of such land and building without undue inconvenience;

o certain of the Acquiring Assets are located on the land which is subject to the lease and the continued operation of such Acquiring Assets would depend on Sinopec Corp.'s ability to occupy the relevant land; and

o the properties which are subject to the lease are required by certain of the Acquiring Assets to continue their normal operation.

SUMMARY

Having considered the above principal factors and reasons, we draw your attention to the following in arriving at our conclusion:

(i) the Acquisition would further strengthen and develop the Company's core operations in the petrochemical, catalyst and oil products retail businesses;

(ii) the Disposal would allow the Company to focus on the development of its core upstream operations;

(iii) the multiples for the Acquisition and the Disposal are reasonable considering the trading multiples of companies comparable to the Acquiring Assets and the Disposal Assets, taking into account specific features of the relevant assets including operational efficiency;

(iv) the multiples for the Acquisition and the Disposal are within a reasonable range of relevant and comparable precedent transactions, having considered the prevailing economic environment and conditions for each transaction, as well as asset specific operational factors;

(v) the Company is acquiring and disposing interests in the Acquiring Assets and the Disposal Assets with an aggregate attributable net profit of approximately RMB742 million (equivalent to approximately HK$700 million) for the financial year ended 31 December 2003 and an aggregate net debt of approximately RMB10,429 million (equivalent to approximately HK$9,839 million) as at the respective dates of the latest available financials of the Acquiring Assets and the Disposal Assets;

(vi) the Company's interests in relation to the use of the land and buildings for which no relevant titles have been issued would be protected by the undertakings provided by Sinopec Group Company; and

(vii) it is the normal business practice for the Land Use Rights Lease Agreement and the Properties Lease Agreement to be of such duration as set out in the section headed "6. Prospective Continuing Connected Transactions" in the "Letter from the Chairman" of the Circular.

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RECOMMENDATIONS

Having considered all the above principal factors and reasons, we consider that (a) the Acquisition Agreements and the Disposal Agreement are on normal commercial terms (as defined under the Hong Kong Listing Rules) and the terms of the Acquisition Agreements and the Disposal Agreement are fair and reasonable so far as the Independent Shareholders are concerned; (b) entering into the Acquisition Agreements and the Disposal Agreement is in the interest of the Company and its shareholders as a whole; and (c) it is the normal business practice for the Land Use Rights Lease Agreement and the Properties Lease Agreement to be of such duration as set out in the section headed "Prospective Continuing Connected Transactions" in the "Letter from the Chairman" of the Circular. Accordingly, we advise the Independent Directors to recommend the Independent Shareholders to vote in favour of the ordinary resolutions to approve the Acquisition and the Disposal as detailed in the notice of the EGM which is set out on pages 162 to 164 of the Circular.

                                              Yours very truly,
                                            For and on behalf of
                                  N M ROTHSCHILD & Sons (Hong Kong) LIMITED
                                                Chris Ewbank
                                              Managing Director




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--------------------------------------------------------------------------------
APPENDIX 1                       PROPERTY VALUATION REPORT PREPARED BY SALLMANNS
--------------------------------------------------------------------------------

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this Circular received from Sallmanns (Far East) Limited, an independent valuer, in connection with its valuations as at 30 September 2004 of the property interests contracted to be acquired by Sinopec Corp.

[LOGO GRAPHIC OMITTED]
     Sallmanns
--------------------------------------------------------------------------------
     Corporate valuation and consultancy               22nd Floor, Siu On Centre
                                                       188 Lockhart Road
     www.sallmans.com                                  Wanchai, Hong Kong
                                                       Tel: (852) 2169 6000
                                                       Fax: (852) 2528 5079

                                                     6 November 2004

The Board of Directors
China Petroleum & Chemical Corporation
A6, Huixindong Road
Chaoyang District
Beijing 100029
The People's Republic of China

Dear Sirs,

In accordance with your instructions to value the property interests which China Petroleum & Chemical Corporation ("Sinopec Corp.") intends to acquire from China Petrochemical Corporation ("Sinopec Group Company") in the People's Republic of China (the "PRC"), we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital values of the property interests as at 30 September 2004 (the "date of valuation").

For the purpose of valuation, we have categorized the properties into the following: Group I Property interests in respect of Petrochemical Assets to be acquired by Sinopec Corp. from Sinopec Group Company; Group II Property interests in respect of Gas Station Assets (excluding oil depots) to be acquired by Sinopec Corp. from Sinopec Group Company and Group III Property interests in respect of the oil depots comprised in the Gas Station Assets to be acquired by Sinopec Corp. from Sinopec Group Company.

Our valuations of the property interests represent the market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion".

Where, due to the nature of the buildings and structures of the properties in the PRC, there are no market sales comparables readily available, the property interests have been valued on the basis of their depreciated replacement cost.

Depreciated replacement cost is defined as "an estimate of the Market Value for the existing uses of the land, plus the current gross replacement (or reproduction) costs of the improvements, less allowances for physical deterioration and all relevant forms of obsolescence and optimization." This method has been used due to the lack of an established market upon which to base comparable transactions and is a method of using current replacement costs to arrive at the value to the business in occupation of the property as existing at the valuation date.

For property no. 3, we have valued the property interest by the direct comparison approach assuming sale of the property interest in its existing state with the benefit of immediate vacant possession and by making reference to comparable sale transactions as available in the relevant market.

Our valuations have been made on the assumption that the seller sells the property interests in the market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the values of the property interests.

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In valuing the properties which are currently under construction, we have assumed that they will be developed and completed in accordance with the Sinopec Group Company's latest development proposal provided to us. In arriving at our opinion of value, we have taken into account the construction costs and professional fees relevant to the stage of construction as at the valuation date and the remainder of the costs and fees to be expended to complete the development.

No allowance has been made in our report for any charges, mortgages or amounts owing on any of the property interests valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature, which could affect their values.

In valuing the property interests, we have complied with all the requirements contained in Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except for those in respect of which waiver has been granted in respect of Rule 5.06 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited due to the large number of land and buildings involved in the Acquisition; the RICS Appraisal and Valuation Standards (5th Edition) published by the Royal Institution of Chartered Surveyors and effective from May 2003; and the Hong Kong Guidance Notes on the Valuation of Property Assets (2nd Edition) published by the Hong Kong Institute of Surveyors in March 2000.

We have relied to a very considerable extent on the information given by Sinopec Group Company and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, particulars of occupancy, lettings, and all other relevant matters.

We have been shown copies of various documents including State-owned Land Use Rights Certificates, Building Ownership Certificates and official plans relating to the property interests and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing titles to the property interests in the PRC and any material encumbrances that might be attached to the property interests or any lease amendments.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have had no reason to doubt the truth and accuracy of the information provided to us by Sinopec Group Company. We have also sought confirmation from Sinopec Group Company that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary figures stated in this report are in Renminbi (RMB).

Our valuations are summarised below and the valuation certificates are attached.

                                               Yours faithfully,
                                             for and on behalf of
                                         SALLMANNS (FAR EAST) LIMITED
                                                 Paul L. Brown
                                                BSc FRICS FHKIS
                                                   Director

Note: Paul L. Brown is a Chartered Surveyor who has 21 years of experience in the valuation of properties in the PRC and 24 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.


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                               SUMMARY OF VALUES

Group I - Property interests in respect of Petrochemical Assets to be acquired by Sinopec Corp. from Sinopec Group Company

                                                                                         CAPITAL VALUE
                                                                               IN EXISTING STATE AS AT
NO.      PROPERTY                                                                    30 SEPTEMBER 2004
                                                                                                   RMB

1        Various buildings and structures                                          No commercial value
         located at
         Sinopec Group Luoyang Petrochemical General Plant
         Mengjin County
         Jili District
         Luoyang City
         Henan Province
         The PRC

2        Land, various buildings and structures                                    No commercial value
         located at
         Luoyang Petrochemical Polypropylene Co., Ltd.  Mengjin
         County
         Jili District
         Luoyang City
         Henan Province
         The PRC

3        An office building                                                        No commercial value
         located at
         Anhuaxili
         Chaoyang District
         Beijing
         The PRC

4        Land, various buildings and structures                                    No commercial value
         located at
         Zhongyuan Petrochemical Co., Ltd.
         Shenglixi Road
         Puyang City
         Henan Province
         The PRC

5        Various buildings and structures                                          No commercial value
         located at
         Sinopec Group Tianjin Petrochemical Company
         Xihuan Road
         Dagang District
         Tianjin
         The PRC

6        Various buildings and structures located at                               No commercial value
         Sinopec Group Guangzhou Petrochemical General Plant
         Guangzhou City
         Guangdong Province
         The PRC

7        Sinopec Group Maoming Petrochemical Company                               No commercial value
         Maoming City
         Guangdong Province
         The PRC
                                                                                   ----------------------
                                                        Sub-total:                                   Nil
                                                                                   ----------------------

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Group II - Property interests in respect of Gas Station Assets (excluding oil depots) to be acquired by Sinopec Corp. from Sinopec Group Company

                                                                                         CAPITAL VALUE
                                                                               IN EXISTING STATE AS AT
NO.      PROPERTY                                                                    30 SEPTEMBER 2004
                                                                                                   RMB



8       Land, various buildings and structures pertaining to                       No commercial value
        677 gas stations
        located in
        18 provinces/autonomous region/municipalities
        The PRC
                                                                                   ----------------------
                                                        Sub-total:                                   Nil
                                                                                   ----------------------

Group III - Property interests in respect of the oil depots comprised in the
            Gas Station Assets to be acquired by Sinopec Corp.
            from Sinopec Group Company


                                                                                         CAPITAL VALUE
                                                                               IN EXISTING STATE AS AT
NO.      PROPERTY                                                                    30 SEPTEMBER 2004
                                                                                                   RMB

9       Land, various buildings and structures                                     No commercial value
        pertaining to 49 oil depots
        located in
        12 provinces/autonomous region/municipality
        The PRC
                                                                                   ----------------------
                                                        Sub-total:                                   Nil
                                                                                   ----------------------
                                                        Grand total:                                 Nil
                                                                                   ======================

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                             VALUATION CERTIFICATE

Group I - Property interests in respect of Petrochemical Assets to be acquired by Sinopec Corp. from Sinopec Group Company

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY            DESCRIPTION AND TENURE               PARTICULARS OF OCCUPANCY              30 SEPTEMBER 2004
                                                                                                                   RMB

1.    Various buildings   The property comprises 50 buildings  The property is currently           No commercial value
      and structures      and 196 ancillary structures which   occupied and operated by
      located at          were completed in various stages     Sinopec Group Luoyang
      Sinopec Group       between 1984 and 2004.               Petrochemical General
      Luoyang                                                  Plant, a wholly-owned
      Petrochemical       The total gross floor area of the    subsidiary of Sinopec
      General Plant       buildings is approximately           Group Company, for
      Mengjin County      169,228.57 sq.m..                    refining and its auxiliary
      Jili District                                            chemical operation
      Luoyang City        The major buildings and structures   purposes.
      Henan Province      include warehouses, transformer
      The PRC             substations, office buildings,
                          workshops, air compressing rooms, a
                          hotel, walls, pipelines, railways,
                          etc.

                          The property is constructed on 13
                          parcels of land with a total site
                          area of approximately 1,466,986.08
                          sq.m. which are rented from
                          Sinopec Group Company for various
                          terms at an aggregate rental of
                          RMB12,976,198.89 per annum. (Refer
                          to notes 3 and 4.)

Notes:

1. Pursuant to a sale and purchase agreement entered into between Sinopec Corp. and Sinopec Group Company dated 31 October 2004, Sinopec Corp. has agreed to purchase from Sinopec Group Company the petrochemical assets in respect of 5 subsidiaries of Sinopec Group Company at a total consideration of RMB1,977,000,000 (subject to adjustment). Sinopec Group Company has undertaken to endeavor to apply for the required title certificates of the land and buildings without proper title certificates under the Acquisition Agreement, assure the legality and validity of all the acquisition, to be responsible for any taxes, costs, expenses incurred and indemnify Sinopec Corp. against all actual and foreseeable losses related to the foregoing.

2. In view of the lack of all required title certificates and confirmation of title legality, we have attributed no commercial value to the property. For reference purposes, we are of the opinion that the capital value of the property interest to be acquired by Sinopec Corp. would be RMB300,812,000 assuming all relevant title certificates had been obtained.

3. Pursuant to a Land Use Rights Lease Agreement and a New Continuing Connected Transactions Adjustment Agreement ("Adjustment
      Agreementi") both entered into between Sinopec Corp. and Sinopec
      Group Company dated 3 June 2000 and 31 October 2004 respectively, Sinopec Corp. has agreed to lease from Sinopec Group Company a total of approximately 8,888,498.51 sq.m. of land (inclusive of the 13 parcels of land where the property is located) at an annual rental of RMB110,356,761.1 for various terms from the effective date of the Adjustment Agreement.

4. The property is constructed on 13 parcels of land with a total site area of approximately 1,466,986.08 sq.m. which are leased from Sinopec Group Company under the Adjustment Agreement for various terms at an aggregate rental of RMB12,976,198.89 per annum.

5. Pursuant to various Building Ownership Certificates, 42 buildings of the property with a total gross floor area of approximately 166,086.8 sq.m. are owned by Sinopec Group Luoyang Petrochemical Main Factory. For the remaining buildings with a total gross floor area of approximately 3,141.77 sq.m., we have not been provided with any title document.

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
                             VALUATION CERTIFICATE

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY              DESCRIPTION AND TENURE             PARTICULARS OF OCCUPANCY              30 SEPTEMBER 2004
                                                                                                                   RMB

2.    Land, various         The property comprises 2 parcels   The property is currently           No commercial value
      buildings and         of land, 26 buildings and 22       occupied and operated by     (55% interest attributable
      structures located    ancillary structures which were    Luoyang Petrochemical                 to  Sinopec Group
      at                    completed between 1992 and 1993.   Polypropylene Co., Ltd., a                     Company)
      Luoyang                                                  55% owned subsidiary of             No commercial value
      Petrochemical         The total site area of the land    Sinopec Group Luoyang
      Polypropylene Co.,    is approximately 174,069.57        Petrochemical Main
      Ltd.                  sq.m..                             Factory, for refining and
      Mengjin County        The total gross floor area of      its auxiliary chemical
      Jili District         the buildings is approximately     operation purposes.
      Luoyang City          33,954.23 sq.m..
      Henan Province
      The PRC               The major buildings and
                            structures include office
                            buildings, workshops,
                            pump rooms, walls, pipelines, etc.

                            The property also comprises 3
                            buildings and some auxiliary
                            structures which were still under
                            construction as at the date of
                            inspection. The estimated capital
                            value in existing state as at the
                            date of valuation was RMB28,600,000.
                            As advised by Sinopec Group Company,
                            the gross floor area of the buildings
                            will be approximately 12,016.8 sq.m.
                            upon completion. They are scheduled
                            to be completed by the end of 2004.
                            The total investment of the buildings
                            and auxiliary structures is estimated
                            to be approximately RMB49,150,000, of
                            which the construction cost paid at
                            the relevant date is estimated to be
                            approximately RMB28,580,000. Notes:

1. Pursuant to a sale and purchase agreement entered into between Sinopec Corp. and Sinopec Group Company dated 31 October 2004, Sinopec Corp. has agreed to purchase from Sinopec Group Company the petrochemical assets in respect of 5 subsidiaries of Sinopec Group Company at a total consideration of RMB1,977,000,000 (subject to adjustment). Sinopec Group Company has undertaken to endeavor to apply for the required title certificates of the land and buildings without proper title certificates under the above sale and purchase agreement, assure the legality and validity of all the acquisition, to be responsible for any taxes, costs, expenses incurred and indemnify Sinopec Corp. against all actual and foreseeable losses related to the foregoing.

2. In view of the lack of all required title certificates and confirmation of title legality, we have attributed no commercial value to the property. For reference purposes, we are of the opinion that the capital value of the property interest to be acquired by Sinopec Corp. would be RMB36,895,000 assuming all relevant title certificates had been obtained.

3. The property is constructed on 2 parcels of allocated land with a total site area of approximately 174,069.57 sq.m., of which, a total of 94,635.58 sq.m. of land has been granted with allocated Land Use Rights Certificate.

4. Pursuant to various Building Ownership Certificates, 22 buildings of the property with a total gross floor area of approximately 26,826.34 sq.m. are owned by Luoyang Petrochemical Polypropylene Co., Ltd. For the remaining buildings with a total gross floor area of approximately 7,127.89 sq.m., we have not been provided with any title document.

5. We have not been provided with relevant document in relation to the approval of the buildings/structures under construction.

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
                             VALUATION CERTIFICATE

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY            DESCRIPTION AND TENURE               PARTICULARS OF OCCUPANCY              30 SEPTEMBER 2004
                                                                                                                   RMB

3.    An office building  The property is a 6-story office     The property is currently           No commercial value
      located at          building with a total gross floor    occupied and operated by
      Anhuaxili           area of approximately 2,955.90       Sinopec Group Luoyang
      Chaoyang District   sq.m. completed in 1997.             Petrochemical General
      Beijing                                                  Plant for office and staff
      The PRC                                                  quarter purposes.


Notes:

1. Pursuant to a sale and purchase agreement entered into between Sinopec Corp. and Sinopec Group Company dated 31 October 2004, Sinopec Corp. has agreed to purchase from Sinopec Group Company the petrochemical assets in respect of 5 subsidiaries of Sinopec Group Company at a total consideration of RMB1,977,000,000 (subject to adjustment). Sinopec Group Company has undertaken to endeavor to apply for the required title certificates of the land and buildings without proper title certificates under the above sale and purchase agreement, assure the legality and validity of all the acquisition, to be responsible for any taxes, costs, expenses incurred and indemnify Sinopec Corp. against all actual and foreseeable losses related to the foregoing.

2. In view of the lack of all required title certificates and confirmation of title legality, we have attributed no commercial value to the property. For reference purposes, we are of the opinion that the capital value of the property interest to be acquired by Sinopec Corp. would be RMB25,125,000 assuming all relevant title certificates had been obtained.

3. Pursuant to a Building Ownership Certificate, the property with a gross floor area of approximately 2,955.9 sq.m. is owned by Luoyang Petrochemical Main Factory.

4. We have not been provided with any title documents in relation to the land use rights of the property.

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

                                              VALUATION CERTIFICATE

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY              DESCRIPTION AND TENURE                  PARTICULARS OF OCCUPANCY         30 SEPTEMBER 2004
                                                                                                                   RMB

4.    Land, various         The property comprises 14 parcels of    The property is                No commercial value
      buildings and         land, 133 buildings and 115 ancillary   currently occupied and            (93.51% interest
      structures located    structures which                        operated by Zhongyuan              attributable to
      at Zhongyuan          were completed in various stages        Petrochemical Co., Ltd.,    Sinopec Group Company)
      Petrochemical Co.,    between 1989 and 2001.                  a 93.51% owned                 No commercial value
      Ltd.  Shenglixi                                               subsidiary of Sinopec
      Road                  The total site area of the land is      Group Company, for
      Puyang City           approximately 58,036 sq.m..             refining and its
      Henan Province                                                auxiliary chemical
      The PRC               The total gross floor area of the       operation purposes.
                            buildings is approximately
                            142,373.93 sq.m..

                            The major buildings and structures
                            include warehouses, office buildings,
                            workshops, transformer substations,
                            pump rooms, walls, water wells,
                            pipelines, etc.

                            The property also comprises various
                            auxiliary structures which were still
                            under construction as at the date of
                            inspection. The estimated capital
                            value in existing state as at the date
                            of valuation was RMB 6,600,000. As
                            advised by Sinopec Group Company, the
                            structures are scheduled to be
                            completed by the end of 2004. The
                            total investment of the structures is
                            estimated to be approximately
                            RMB30,920,000, of which the
                            construction cost paid at the relevant
                            date is estimated to be approximately
                            RMB6,572,786.

                            The property is constructed on the
                            above 14 parcels of land and 6 parcels
                            of land which are leased from Sinopec
                            Group Company for various terms at an
                            aggregate rental of RMB18,033,447.49
                            per annum. (Refer to notes 3 and 4.)

Notes:

1. Pursuant to a sale and purchase agreement entered into between Sinopec Corp. and Sinopec Group Company dated 31 October 2004, Sinopec Corp. has agreed to purchase from Sinopec Group Company the petrochemical assets in respect of 5 subsidiaries of Sinopec Group Company at a total consideration of RMB1,977,000,000 (subject to adjustment). Sinopec Group Company has undertaken to endeavor to apply for the required title certificates of the land and buildings without proper title certificates under the above sale and purchase agreement, assure the legality and validity of all the acquisition, to be responsible for any taxes, costs, expenses incurred and indemnify Sinopec Corp. against all actual and foreseeable losses related to the foregoing.

2. In view of the lack of all required title certificates and confirmation of title legality, we have attributed no commercial value to the property. For reference purposes, we are of the opinion that the capital value of the property interest to be acquired by Sinopec Corp. would be RMB368,211,000 assuming all relevant title certificates had been obtained.

3. Pursuant to a Land Use Rights Lease Agreement and a New Continuing Connected Transactions Adjustment Agreement ("Adjustment Agreement") both entered into between Sinopec Corp. and Sinopec Group Company dated 3 June 2000 and 31 October 2004 respectively, Sinopec Corp. has agreed to lease from Sinopec Group Company a total of approximately 8,888,498.51 sq.m. of land (inclusive of the 6 parcels of land where the property is located) at an annual rental of RMB110,356,761.1 for various terms from the effective date of the Adjustment Agreement.

4. The property is constructed on 20 parcels of land with a total site area of approximately 1,252,936.81 sq.m., of which, 14 parcels of land with a total site area of approximately 58,036 sq.m. are to be acquired under the Acquisition Agreement, 6 parcels of land with a total site area of approximately 1,194,900.81 sq.m. are leased from Sinopec Group Company under the Adjustment Agreement for various terms at an aggregate rental of RMB 18,033,447.49 per annum.

      Of the 14 parcels of land to be acquired under the above sale and purchase agreement, 3 parcels of land with a total site area of approximately 15,733.71 sq.m. are granted land evidenced by 3 Land Use Rights Certificates, 11 parcels of land with a total site area of approximately 42,302.29 sq.m. are allocated land (of which, 10 parcels of land with a total site area of 36,994.48 sq.m. have obtained Land Use Rights Certificates).

5. Pursuant to various Building Ownership Certificates, 20 buildings of the property with a total gross floor area of approximately 31,326.39 sq.m. are owned by Zhongyuan Petrochemical Co., Ltd. For the remaining buildings with a total gross floor area of approximately 111,047.54 sq.m., we have not been provided with any title document.

6. We have not been provided with relevant document in relation to the approval of the structures under construction.

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
                             VALUATION CERTIFICATE

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY              DESCRIPTION AND TENURE             PARTICULARS OF OCCUPANCY              30 SEPTEMBER 2004
                                                                                                                   RMB

5.    Various buildings     The property comprises 497         The property is currently           No commercial value
      and structures        buildings and 839 ancillary        occupied and operated by
      located at            structures which were completed    Sinopec Group Tianjin
      Sinopec Group         in various stages between 1978     Petrochemical Company, a
      Tianjin               and 2002.                          wholly-owned subsidiary of
      Petrochemical                                            Sinopec Group Company, for
      Company               The total gross floor area of the  refining and its auxiliary
      Xihuan Road           buildings is approximately         chemical operation
      Dagang District       488,651.77 sq.m..                  purposes.
      Tianjin
      The PRC               The major buildings and
                            structures include office
                            buildings, workshops, transformer
                            substations, walls, roads,
                            pipelines, etc.

                            The property also comprises a
                            experimentation workshop which was
                            still under construction as at the
                            date of inspection. The estimated
                            capital value in existing state as at
                            the date of valuation was
                            RMB2,100,000. As advised by Sinopec
                            Group Company, the gross floor area of
                            the buildings will be approximately
                            1,800 sq.m. upon completion. It is
                            scheduled to be completed by the end
                            of 2004. The total investment of the
                            building is estimated to be
                            approximately RMB2,140,000, of which
                            the construction cost paid at the
                            relevant date is estimated to be
                            approximately RMB2,065,000.

                            The property is constructed on 45
                            parcels of land with a total site area
                            of approximately 3,847,893.55 sq.m.,
                            of which, 40 parcels of land are
                            rented from Sinopec Group Company for
                            various terms at an aggregate rental
                            of RMB41,663,803.7 per annum. (Refer
                            to notes 3 and 4.)

Notes:

1. Pursuant to a sale and purchase agreement entered into between Sinopec Corp. and Sinopec Group Company dated 31 October 2004, Sinopec Corp. has agreed to purchase from Sinopec Group Company the petrochemical assets in respect of 5 subsidiaries of Sinopec Group Company at a total consideration of RMB1,977,000,000 (subject to adjustment). Sinopec Group Company has undertaken to endeavor to apply for the required title certificates of the land and buildings without proper title certificates under the above sale and purchase agreement, assure the legality and validity of all the acquisition, to be responsible for any taxes, costs, expenses incurred and indemnify Sinopec Corp. against all actual and foreseeable losses related to the foregoing.

2. In view of the lack of all required title certificates and confirmation of title legality, we have attributed no commercial value to the property. For reference purposes, we are of the opinion that the capital value of the property interest to be acquired by Sinopec Corp. would be RMB1,135,795,000 assuming all relevant title certificates had been obtained.

3. Pursuant to a Land Use Rights Lease Agreement and a New Continuing Connected Transactions Adjustment Agreement ("Adjustment Agreement") both entered into between Sinopec Corp. and Sinopec Group Company dated 3 June 2000 and 31 October 2004 respectively, Sinopec Corp. has agreed to lease from Sinopec Group Company a total of approximately 8,888,498.51 sq.m. of land (inclusive of the 40 parcels of land where the property is located) at an annual rental of RMB110,356,761.1 for various terms from the effective date of the Adjustment Agreement.

4. The property is constructed on 45 parcels of land with a total site area of approximately 3,847,893.55 sq.m., of which, 40 parcels of land with a total site area of approximately 3,837,513.56 sq.m. are leased from Sinopec Group Company under the Adjustment Agreement for various terms at an aggregate rental of RMB41,663,803.7 per annum, 5 parcels of land with a total site area of approximately 10,379.99 sq.m. have not obtained any title document.

5. Pursuant to various Building Ownership Certificates, 36 buildings of the property with a total gross floor area of approximately 35,238 sq.m. are owned by Zhongyuan Petrochemical Co., Ltd. For the remaining buildings with a total gross floor area of approximately 453,413.77 sq.m., we have not been provided with any title document.

6. We have not been provided with relevant document in relation to the approval of the building under construction.

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--------------------------------------------------------------------------------

                                             VALUATION CERTIFICATE

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY            DESCRIPTION AND TENURE               PARTICULARS OF OCCUPANCY              30 SEPTEMBER 2004
                                                                                                                   RMB

6.    Various buildings   The property comprises 124           The property is currently           No commercial value
      and structures      buildings and 97 ancillary           occupied and operated by
      located at          structures which were completed in   Sinopec Group Guangzhou
      Sinopec Group       various stages between 1975 and      Petrochemical General
      Guangzhou           2003.                                Plant, a wholly-owned
      Petrochemical                                            subsidiary of Sinopec
      General Plant       The total gross floor area of the    Group Company, for
      Guangzhou City      buildings is approximately           refining and its auxiliary
      Guangdong Province  105,628.66 sq.m..                    chemical operation
      The PRC                                                  purposes.
                          The major buildings and structures
                          include office buildings, workshops,
                          cooling towers, pump rooms, walls,
                          pools, roads, etc.

                          The property is constructed on 10
                          parcels of land with a total site area
                          of approximately 621,075 sq.m., of
                          which, 8 parcels of land are rented from Sinopec Group Company for various terms at an aggregate rental of
                          RMB10,818,259.79 per annum. (Refer to
                          notes 3 and 4.)

Notes:

1. Pursuant to a sale and purchase agreement entered into between Sinopec Corp. and Sinopec Group Company dated 31 October 2004, Sinopec Corp. has agreed to purchase from Sinopec Group Company the petrochemical assets in respect of 5 subsidiaries of Sinopec Group Company at a total consideration of RMB1,977,000,000 (subject to adjustment). Sinopec Group Company has undertaken to endeavor to apply for the required title certificates of the land and buildings without proper title certificates under the above sale and purchase agreement, assure the legality and validity of all the acquisition, to be responsible for any taxes, costs, expenses incurred and indemnify Sinopec Corp. against all actual and foreseeable losses related to the foregoing.

2. In view of the lack of all required title certificates and confirmation of title legality, we have attributed no commercial value to the property. For reference purposes, we are of the opinion that the capital value of the property interest to be acquired by Sinopec Corp. would be RMB178,560,000 assuming all relevant title certificates had been obtained.

3. Pursuant to a Land Use Rights Lease Agreement and a New Continuing Connected Transactions Adjustment Agreement ("Adjustment Agreement") both entered into between Sinopec Corp. and Sinopec Group Company dated 3 June 2000 and 31 October 2004 respectively, Sinopec Corp. has agreed to lease from Sinopec Group Company a total of approximately 8,888,498.51 sq.m. of land (inclusive of the 8 parcels of land where the property is located) at an annual rental of RMB110,356,761.1 for various terms from the effective date of the Adjustment Agreement.

4. The property is constructed on 10 parcels of land with a total site area of approximately 621,075 sq.m., of which, 8 parcels of land with a total site area of approximately 596,455 sq.m. are leased from Sinopec Group Company under the Adjustment Agreement for various terms at an aggregate rental of RMB10,818,259.79 per annum, 2 parcels of land with a total site area of approximately 24,620 sq.m. have not obtained any title document.

5. We have not been provided with any title document to the buildings of the property.

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
                                            VALUATION CERTIFICATE

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY              30 SEPTEMBER 2004
                                                                                                                   RMB

7.    Various           The property comprises 12 buildings    The property is currently           No commercial value
      buildings and     and 23 ancillary structures which      occupied and operated by
      structures        were completed in various stages       Sinopec Group Maoming
      located at        between 1996 and 1998.                 Petrochemical Company, a
      Sinopec Group                                            wholly-owned subsidiary of
      Maoming           The total gross floor area of the      Sinopec Group Company, for
      Petrochemical     buildings is approximately 6,063.03    refining and its auxiliary
      Company Maoming   sq.m..                                 chemical operation
      City Guangdong                                            purposes.
      Province          The major buildings and structures
      The PRC           include warehouses, office buildings,
                        workshops, water wells, pump rooms,
                        pools, pipelines, etc.

                        The property is constructed on 2 parcels of land with a total site area of approximately 46,990 sq.m.. (Refer to note 3.)

Notes:

1. Pursuant to a sale and purchase agreement entered into between Sinopec Corp. and Sinopec Group Company dated 31 October 2004, Sinopec Corp. has agreed to purchase from Sinopec Group Company the petrochemical assets in respect of 5 subsidiaries of Sinopec Group Company at a total consideration of RMB1,977,000,000 (subject to adjustment). Sinopec Group Company has undertaken to endeavor to apply for the required title certificates of the land and buildings without proper title certificates under the above sale and purchase agreement, assure the legality and validity of all the acquisition, to be responsible for any taxes, costs, expenses incurred and indemnify Sinopec Corp. against all actual and foreseeable losses related to the foregoing.

2. In view of the lack of all required title certificates and confirmation of title legality, we have attributed no commercial value to the property. For reference purposes, we are of the opinion that the capital value of the property interest to be acquired by Sinopec Corp. would be RMB23,155,000 assuming all relevant title certificates had been obtained.

3. The property is constructed on 2 parcels of land with a total site area of approximately 46,990 sq.m. which are leased from Sinopec Group Company under previous lease agreements entered into between Sinopec Corp. and Sinopec Group Company.

4. Pursuant to various Building Ownership Certificates, 6 buildings of the property with a total gross floor area of approximately 4,232.83 sq.m. are owned by Sinopec Group Maoming Petrochemical Co., Ltd.. For the remaining buildings with a total gross floor area of approximately 1,830.2 sq.m., we have not been provided with any title document.

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--------------------------------------------------------------------------------


                             VALUATION CERTIFICATE

Group II -- Property interests in respect of Gas Station Assets (excluding oil depots) to be acquired by Sinopec Corp. from Sinopec Group Company

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY              30 SEPTEMBER 2004
                                                                                                                   RMB

8.    Land, various     The properties comprise land, 1,036    The properties are                  No commercial value
      buildings and     buildings and 1,073 auxiliary          currently occupied and
      structures        structures pertaining to 677 gas       operated by Sinopec Group
      pertaining  to    stations which were completed in       Company and its
      677 gas stations  various stages between 1972 and 2004.  subsidiaries for gas
      located in  18                                           retail operation purposes.
      provinces/        The gas stations are located in
      autonomous        Beijing, Tianjin, Hebei Province,
      region/           Shanxi Province, Shanghai, Jiangsu
      municipalities    Province, Zhejiang Province, Anhui
      in the PRC        Province, Fujian Province, Jiangxi
                        Province, Shandong Province, Henan
                        Province, Hubei Province, Hunan
                        Province, Guangdong Province, Guangxi
                        Zhuang Autonomous Region, Hainan
                        Province and Yunnan Province.

                        The total gross floor area of the
                        buildings is approximately
                        231,490.19  sq.m..

                        The properties are constructed on 677
                        parcels of land with a total site area
                        of approximately 3,259,576.94 sq.m..
                        (Refer to notes 3 and 5.)

Notes:

1. Pursuant to a sale and purchase agreement entered into between Sinopec Corp. and Sinopec Group Company dated 31 October 2004, Sinopec Corp. has agreed to purchase assets, interests and related liabilities from Sinopec Group Company with respect to 1,023 gas stations and 54 oil depots (inclusive of the 677 gas stations of the properties) at a total consideration of RMB1,880,419,000 (subject to adjustment). Sinopec Group Company has undertaken to endeavor to apply for the required title certificates of the land and buildings without proper title certificates under the above sale and purchase agreement, assure the legality and validity of all the acquisition, to be responsible for any taxes, costs, expenses incurred and indemnify Sinopec Corp. against all actual and foreseeable losses related to the foregoing.

      The 1,023 gas stations under the above sale and purchase agreement also comprise 52 gas stations which are currently leased by Sinopec Group Company from third parties, 25 oil transaction vessels and oil trucks and 269 gas stations where Sinopec Group Company does not hold controlling shares. For the purpose of valuation, we have excluded these gas stations (totally 346) from our valuation report.

2. In view of the lack of all required title certificates and confirmation of title legality, we have attributed no commercial value to the properties. For reference purposes, we are of the opinion that the capital value of the property interests to be acquired by Sinopec Corp. would be RMB366,241,000 assuming all relevant title certificates had been obtained.

3. Pursuant to a Land Use Rights Lease Agreement and a New Continuing Connected Transactions Adjustment Agreement ("Adjustment Agreement") both entered into between Sinopec Corp. and Sinopec Group Company dated 3 June 2000 and 31 October 2004 respectively, Sinopec Corp. has agreed to lease from Sinopec Group Company a total of approximately 8,888,498.51 sq.m. of land (inclusive of the land where 264 gas stations wholly-owned by Sinopec Group Company are located) at an annual rental of RMB110,356,761.1 for various terms from the effective date of the Adjustment Agreement.

4. The gas stations are either wholly-owned branches/subsidiaries, or owned by controlled equity/cooperative joint ventures, in which:

      a. 595 gas stations are wholly-owned by Sinopec Group Company;

      b. 59 gas stations are owned by Sinopec Group Company controlled equity joint ventures; and

      c. 23 gas stations are owned by Sinopec Group Company controlled cooperative joint ventures;

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APPENDIX 1                       PROPERTY VALUATION REPORT PREPARED BY SALLMANNS
--------------------------------------------------------------------------------

5. The land tenures of properties are occupied by the gas stations under three categories, namely Held Land, Leased Land and Land Occupied by Cooperative Joint Venture.

      a. Held Land. 120 gas stations hold and occupy a total of 631,453.63 sq.m. of land, of which, 48,355.8 sq.m. of land pertaining to 18 gas stations has obtained granted land use rights certificates, 24,402.73 sq.m. of land pertaining to 8 gas stations has obtained allocated land use rights certificates, the remaining 558,695.10 sq.m. of land pertaining to 94 gas stations has not obtained any title certificates.

      b. Leased Land. 548 gas stations lease and occupy a total of 2,609,813.55 sq.m. of land, of which, 754,991.12 sq.m. of land pertaining to 264 gas stations are leased from Sinopec Group Company under the Adjustment Agreement, 864,513.01 sq.m. of land pertaining to 120 gas stations are leased from Sinopec Group Company under previous lease agreements entered into between Sinopec Corp. and Sinopec Group Company, 990,309.42 sq.m. of land pertaining to 164 gas stations are leased from third parties.

       c. Land Occupied by Cooperative Joint Venture. 9 gas stations occupy a total of 18,309.76 sq.m. of land under various cooperative joint venture agreements.

6. Pursuant to various Building Ownership Certificates, 351 buildings with a total gross floor area of approximately 102,802.18 sq.m. pertaining to 254 gas stations have obtained building ownership certificates. We have not been provided with any title document with respect to the remaining 685 buildings with a gross floor area of approximately 128,688.01 sq.m. pertaining to 423 gas stations.

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APPENDIX 1                       PROPERTY VALUATION REPORT PREPARED BY SALLMANNS
--------------------------------------------------------------------------------


                             VALUATION CERTIFICATE

Group III -- Property interests in respect of the oil depots comprised in the
             Gas Station Assets to be acquired by Sinopec Corp.
             from Sinopec Group Company

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY            DESCRIPTION AND TENURE               PARTICULARS OF OCCUPANCY              30 SEPTEMBER 2004
                                                                                                                   RMB

9.    Land, various       The properties are pertaining to 49  The properties are                  No commercial value
      buildings  and      oil depots which were completed in   currently occupied and
      structures          various stages between 1964 and      operated by Sinopec Group
      pertaining to 49    2001.                                Company and its subsidiary
      oil depots                                               for oil depots purposes.
      located in          The oil depots are located in Anhui
      12 provinces/       Province, Fujian Province, Tianjin,
      autonomous region/  Hebei Province, Jiangsu Province,
      municipality in     Henan Province, Hubei Province,
      the PRC             Hunan Province, Guangdong Province,
                          Guangxi Zhuang Autonomous Region,
                          Hainan Province and Yunnan
                          Province.

                          The properties comprise 423 buildings
                          and 225 ancillary structures. The
                          total gross floor area of the
                          buildings is approximately 108,183.79
                          sq.m..

                          The major buildings and structures
                          include warehouses, office buildings,
                          pump rooms, walls, pipelines,
                          railways, etc.

                          The properties are constructed on 68
                          parcels of land with a total site
                          area of approximately 3,749,914.96
                          sq.m.. (Refer to notes 3 and 5.)

Notes:

1. Pursuant to a sale and purchase agreement entered into between Sinopec Corp. and Sinopec Group Company dated 31 October 2004, Sinopec Corp. has agreed to purchase assets, interests and related liabilities from Sinopec Group Company with respect to 1,023 gas stations and 54 oil depots (inclusive of the 49 oil depots of the properties) of at a total consideration of RMB1,880,419,000 (subject to adjustment). Sinopec Group Company has undertaken to endeavor to apply for the required title certificates of the land and buildings without proper title certificates under the above sale and purchase agreement, assure the legality and validity of all the acquisition, to be responsible for taxes, any costs, expenses incurred and indemnify Sinopec Corp. against all actual and foreseeable losses related to the foregoing.

      The 54 oil depots under the above sale and purchase agreement also comprise 5 oil depots where Sinopec Group Company does not hold controlling shares. For the purpose of valuation, we have excluded the 5 oil depots from our valuation report.

2. In view of the lack of all required title certificates and confirmation of title legality, we have attributed no commercial value to the properties. For reference purposes, we are of the opinion that the capital value of the property interests to be acquired by Sinopec Corp. would be RMB92,696,000 assuming all relevant title certificates had been obtained.

3. Pursuant to a Land Use Rights Lease Agreement and a New Continuing Connected Transactions Adjustment Agreement ("Adjustment Agreement") both entered into between Sinopec Corp. and Sinopec Group Company dated 3 June 2000 and 31 October 2004 respectively, Sinopec Corp. has agreed to lease from Sinopec Group Company a total of approximately 8,888,498.51 sq.m. of land (inclusive of 31 parcels of land where the oil depots are located) at an annual rental of RMB110,356,761.1 for various terms from the effective date of the Adjustment Agreement.

4. The oil depots are either wholly-owned branches/subsidiaries or owned by controlled equity joint venture, in which:

      a. 48 oil depots are wholly-owned by Sinopec Group Company;

      b. an oil depot is owned by Sinopec Group Company controlled equity joint venture.

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APPENDIX 1                       PROPERTY VALUATION REPORT PREPARED BY SALLMANNS
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5.   The land tenures of properties are occupied by the oil depots under two categories, namely Held Land and Leased Land.

      a. Held Land. 4 oil depots hold and occupy a total of 156,367.63 sq.m. of land, of which, 102,175 sq.m. of land pertaining to an oil depot has obtained an allocated land use rights certificate, the remaining 54,192.63 sq.m. of land pertaining to 3 oil depots has not obtained any title certificates.

      b. Leased Land. 45 oil depots lease and occupy a total of 3,593,547.33 sq.m. of land, of which, 658,850.39 sq.m. of land pertaining to 15 oil depots are leased from Sinopec Group Company under the Adjustment Agreement (refer to note 2), 2,795,361.85 sq.m. of land pertaining to 28 oil depots are leased from Sinopec Group Company under previous lease agreements entered into between Sinopec Corp. and Sinopec Group Company, 139,335.09 sq.m. of land pertaining to 2 oil depots are leased from third parties.

6. Pursuant to various Building Ownership Certificates, 116 buildings with a total gross floor area of approximately 39,199.02 sq.m. have obtained building ownership certificates. We have not been provided with any title document with respect to the remaining 307 buildings with a gross floor area of approximately 68,984.77 sq.m..

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APPENDIX 2                          PROPERTY VALUATION REPORTS PREPARED BY GRANT
                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this Circular received from Grant Sherman Appraisal Limited, an independent valuer, in connection with its valuations as at 30 September 2004 of the property interests contracted to be acquired by Sinopec Corp.

[LOGO GRAPHIC OMITTED] GRANT SHERMAN APPRAISAL LIMITED

                                                               6 November, 2004

The Directors
China Petroleum and Chemical Corporation
A6, Huixindong Street
Chaoyang District
Beijing
PRC

Dear Sirs/Madams,

In accordance with the instructions from China Petroleum and Chemical Corporation ("the Company"), we have valued the catalyst property interests of
1) Beijing Aoda Petrochemical New Technologies Development Centre ("Aoda Technology"); 2) China Petroleum & Chemical Techonlogies Development Co., Ltd.("Technologies Development Company"); 3) Nanjing Nanlian Catalyst Co., Ltd. ("Nanjing Nanlian"); 4) Sinopec Group Shanghai Petroleum & Chemical Research Institue ("Shanghai Research Institute"); 5)Shanghai Lide Catalyst Co., Ltd.("Shanghai Lide"); 6) The catalyst plant of Qilu Petrochemical Company ("Qilu Plant"); 7) Sinopec Group Changling Refinery and Chemical Co., Ltd. ("Changling Refinery") and 8) Hunan Jianchang Petrochemical Joint-stock Limited Company ("Jianchang Petrochemical") (together referred as "Catalyst Assets") for acquisition purpose. We confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the relevant properties as at 30 September 2004.

As of the date of valuation, Catalyst Assets held properties spread over Shandong Province, Hunan Province, Beijing, Shanghai and Nanjing in the PRC,occupied 26 parcels of lands with a total area of 550,493 sq.m., which was leased from China Petrochemical Corporation ("Sinopec Group Company").

Catalyst Assets held numerous buildings and structures with a total gross floor area of approximately 193,414.79 sq.m., of which the relevant title certificates for an aggregate area of approximately 104,999.79 sq.m. are being applied for.

Where possible, our valuation of the property interests are our opinion of the open market value which we would define as intended to mean "the best price at which an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of the valuation assuming:

(i)   a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

In cases where open market value basis is adopted, our valuations have been made on the assumption that the owner sells the properties on the open market in their existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the properties.

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APPENDIX 2                          PROPERTY VALUATION REPORTS PREPARED BY GRANT
                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

Where, due to the nature of buildings and structures of the properties, there are no market sales comparables, these properties have been valued on the basis of their depreciated replacement cost. Depreciated replacement cost is defined as "the aggregate amount of the value of the land for the existing use or a notional replacement site in the same locality, and the gross replacement cost of the buildings and other site works, from which appropriate deductions may then be made to allow for the age, condition, economic or functional obsolescence and environmental factors. All of these might result in the existing properties being worth less to the undertaking in occupation than would a new replacement." This opinion of value does not necessarily represent the amount that might be realised from the disposition of the subject assets in the open market but this basis has been used due to the lack of an established market upon which to base comparable transactions. However, this approach generally furnishes the most reliable indication of value for assets without a known used market.

We have assumed that all consents, approvals and licences from the relevant Government authorities for their development have been granted without any onerous conditions or undue delay, which might affect their values.

In valuing the properties, we have assume that (except as otherwise stated) transferable land use rights in respect of the property interests for their respective terms at nominal annual land use fees have been granted and that, unless otherwise stated, any premium payable has already been fully paid.

In valuing the property interests in the PRC, we have complied with all the requirements contained and Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Listing Rules"), except to those in respect of which waiver has been granted in respect of Rule 5.06 of the Listing Rules due to the large number of land and buildings involved in the Acquisition and Disposal.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the relevant properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurements have been taken.

We have relied to a considerable extent on the information provided by the Company and Catalyst Assets and have accepted advice given to us on such matters as planning approvals or statutory notices, identification of the property interests, easement, tenure, occupation, lettings, rentals, site and floor areas and all other relevant matters.

We have been shown copies of various title documents and official site plans relating to the properties that are owned by the Company and Catalyst Assets in the PRC. However, we have not searched the original documents to verify ownership or to verify any lease amendments which may not appear on the copies handed to us. Due to the nature of the land registration system in the PRC, we are unable to search the original documents to verify the existing title of the properties or any material encumbrances that might be attached to the properties. In the preparation of our valuation report regarding the properties in the PRC, we have relied to a considerable extent on the legal opinion provided by the Company's legal adviser, Jia Yuan Law Firm, on the PRC laws regarding the titles of the properties in the PRC.

We have inspected the exterior and, where possible, the interior of the properties included in the attached valuation certificate, in respect of which we have been provided with such information, as we have required for the purpose of our valuation. However, no structural survey has been made, but in the course of our inspection we did not note any serious defects. We are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out to any of the services.

No allowance has been made in our report for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their value.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company and Catalyst Assets. We have also sought and received confirmation from the Company and Catalyst Assets that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view and have no reason to suspect that any material information has been withheld.

Unless otherwise stated, the properties owned by Catalyst Assets have been valued in Renminbi.

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APPENDIX 2                          PROPERTY VALUATION REPORTS PREPARED BY GRANT
                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

We enclose herewith the summary of valuations and valuation certificates.

                                            Respectfully submitted,
                                              For and on behalf of
                                        GRANT SHERMAN APPRAISAL LIMITED
                                                Peggy Y. Y. Lai
                                                MRICS MHKIS RPS
                                               Associate Director
                                               Real Estate Group

Note: Ms. Peggy Lai is a member of Royal Institution of Chartered Surveyors, a member of Hong Kong Institute of Surveyors and Registered Professional Surveyors in the General Practice Section, who have over 5 years property valuation experience in the PRC and Hong Kong.

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APPENDIX 2                          PROPERTY VALUATION REPORTS PREPARED BY GRANT
                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------



                             SUMMARY OF VALUATIONS
                                                                                              CAPITAL VALUE IN
                                                                                          EXISTING STATE AS AT
PROPERTY                                                                                    30 SEPTEMBER, 2004
                                                                                                           RMB

GROUP I -- PROPERTY INTERESTS BEING ACQUIRED AND HELD BY CATALYST ASSETS
1.    Various properties located in Beijing of the People's                                       10,037,044.56
      Republic of China ("the PRC")
2.    Various properties located in Shanghai of the People's                                         34,348,881
      Republic of China ("the PRC")
3.    Various properties located in Shandong Province of the                                         25,592,201
      People's Republic of China ("the PRC")
4.    Various properties located in Hunan Province of the                                         21,432,360.14
      People's Republic of China ("the PRC")
5.    Various properties located in Nanjing of the                                          No commercial value
      People's Republic of China ("the PRC")
                                                                                           --------------------
                                                                           Grand-total:           91,410,486.7
                                                                                           ====================

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                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------


                             VALUATION CERTIFICATE

Group I -- Property interests being acquired and held by Catalyst Assets

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB

1.    Various           The properties comprise 5 parcels of   The property is currently                 10,037,044.56
      properties        land with a total area of              occupied by Catalyst
      located in        approximately 230,311.92 sq.m.         Companies for production,
      Beijing of  the                                          marketing and sale of
      People's          The properties also comprise           catalyst.
      Republic of       production and ancillary buildings
      China ("the PRC") and structures with a total gross
                        floor area of 17,171.16 sq.m., mainly
                        built in various stages from 1995 to
                        2001, situated in Beijing of the PRC.

                        Buildings and structures with an area
                        of approximately 2,993.19 sq.m. are
                        in the process of applying building
                        ownership certificates.

                        The properties comprise a gross floor
                        area of 936.65 sq.m. were leased from
                        Sinopec Group Company for an unspecified term.

                        The land use rights of the properties
                        were leased from Sinopec Group Company
                        for an unspecified term.

Notes:

1. According to the PRC legal opinion, the buildings with a total gross floor area of 2,993.19 sq.m. are in the process of applying building ownership certificates. We attribute "no commercial value" for these buildings due to the reason that the Company cannot transfer these properties.

2. For reference purpose, the value of the buildings with an area of 2,993.19 sq.m. (excluding the buildings area of 4,358.22 sq.m., which is leased by Nanjing Nanlian) is RMB5,080,596 under the assumption that the building ownership certificates has been granted.

3. Certain facilities are in the process of construction as at the valuation date, the construction costs incurred were RMB3,738,639.56.

4.    According to the legal opinion, Sinopec Group Company undertakes that:

      (i) in relation to the land use rights and the land which will be leased by Sinopec Corp., in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrant the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings and the buildings which will be leased by Sinopec Corp., Sinopec Group Company warrant the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the sale and purchase agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

      (v) the above warranties and undertakings will survive after completion of the sale and purchase and will not be affected by completion.

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                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             VALUATION CERTIFICATE

Group I -- Property interests being acquired and held by Catalyst Assets


                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB

2.    Various           The properties comprise 3 parcels of   The property is currently                    34,348,881
      properties        land with a total area of              occupied by Catalyst
      located in        approximately 56,887 sq.m.             Companies for production,
      Shanghai of the                                          marketing and sale of
      People's          The properties also comprise           catalyst.
      Republic of       production and ancillary buildings
      China ("the PRC") and structures with a total gross
                        floor area of 33,050.74 sq.m., mainly
                        built in various stages from 1989 to
                        2003, situated in Shanghai of the
                        PRC.

                        Buildings and structures with an area
                        of approximately 12,766.86 sq.m. are
                        in the process of applying building
                        ownership certificates.

                        The land use rights of the properties
                        were leased from Sinopec Group Company
                        for an unspecified term.

Notes:

1. According to the PRC legal opinion, 8,789 sq.m. of land use right of Shanghai Lide are in the process of applying relevant title certificates. We attribute "no commercial value" to reflect its non-transferable land use right.

2. According to the PRC legal opinion, building ownership certificates were granted to the buildings with a total gross floor area of 20,283.88 sq.m.

3. According to the PRC legal opinion, the buildings with a total gross floor area of 12,766.86 sq.m.are in the process of applying building ownership certificates. We attribute "no commercial value" for these buildings due to the reason that the Company cannot transfer these properties.

4. For reference purpose, the value of the buildings with an area of 12,766.86 sq.m. is RMB15,506,351 under the assumption that the building ownership certificates has been granted.

5.    According to the legal opinion, Sinopec Group Company undertakes that:

      (i) in relation to the land use rights and the land which will be leased by Sinopec Corp., in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrant the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings and the buildings which will be leased by Sinopec Corp., Sinopec Group Company warrant the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the sale and purchase agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

      (v) the above warranties and undertakings will survive after completion of the sale and purchase and will not be affected by completion.

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APPENDIX 2                          PROPERTY VALUATION REPORTS PREPARED BY GRANT
                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             VALUATION CERTIFICATE

Group I -- Property interests being acquired and held by Catalyst Assets

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB

3.    Various           The properties comprise 10 parcels of  The property is currently                    25,592,201
      properties        land with a total area of              occupied by Catalyst
      located in        approximately 238,020.48 sq.m.         Companies for production,
      Shandong                                                 marketing and sale of
      Province of the   The properties also comprise           catalyst.
      People's          production and ancillary buildings
      Republic of       and structures with a total gross
      China ("the PRC") floor area of 63,271.44 sq.m., mainly

                        built in various stages from 1970 to
                        2001, situated in Shandong Province of
                        the PRC.

                        Buildings and structures with an area of approximately 26,724.05 sq.m. are in the process of applying building ownership certificates.

                        The land use rights of the properties
                        were leased from Sinopec Group Company
                        for an unspecified term.

Notes:

1. According to the PRC legal opinion, building ownership certificates were granted to the buildings with a total gross floor area of 36,547.39 sq.m.

2. According to the PRC legal opinion, the buildings with a total gross floor area of 26,724.05 sq.m. are in the process of applying building ownership certificates. We attribute "no commercial value" for these buildings due to the reason that the Company cannot transfer these properties.

3. For reference purpose, the value of the buildings with an area of 26,724.05 sq.m. is RMB13,115,345 under the assumption that the building ownership certificates has been granted.

4.    According to the legal opinion, Sinopec Group Company undertakes that:

      (i) in relation to the land use rights and the land which will be leased by Sinopec Corp., in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrant the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings and the buildings which will be leased by Sinopec Corp., Sinopec Group Company warrant the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the sale and purchase agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

      (v) the above warranties and undertakings will survive after completion of the sale and purchase and will not be affected by completion.

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                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             VALUATION CERTIFICATE

Group I --Property interests being acquired and held by Catalyst Assets

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB

4.    Various           The properties comprise 7 parcels of   The property is currently                 21,432,360.14
      properties        land with a total area of              occupied by Catalyst
      located in        approximately 232,585.55 sq.m.         Companies for production,
      Hunan Province                                           marketing and sale of
      of                The properties also comprise           catalyst.
      the People's      production and ancillary buildings
      Republic of       and structures with a total gross
      China ("the PRC") floor area of 71,003.04 sq.m., mainly
                        built in various stages from 1969 to
                        2002, situated in Hunan Province of the
                        PRC.

                        Buildings and structures with an area
                        of approximately 62,515.69 sq.m. are
                        in the process of applying building
                        ownership certificates.

                        The land use rights of the properties
                        were leased from Sinopec Group Company
                        for an unspecified term.

Notes:

1. According to the PRC legal opinion, building ownership certificates were granted to the buildings with a total gross floor area of 265,948 sq.m.

2. According to the PRC legal opinion, the buildings with a total gross floor area of 62,515.69 sq.m. are in the process of applying building ownership certificates. We attribute "no commercial value" for these buildings due to the reason that the Company cannot transfer these properties.

3. For reference purpose, the value of the buildings with an area of 62,515.69 sq.m. is RMB32,459,944 under the assumption that the building ownership certificates has been granted.

4. Certain facilities are in the process of construction as at the valuation date, the construction costs incurred were RMB10,728,336.84.

5.    According to the legal opinion, Sinopec Group Company undertakes that:

      (i) in relation to the land use rights and the land which will be leased by Sinopec Corp., in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrant the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings and the buildings which will be leased by Sinopec Corp., Sinopec Group Company warrant the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the sale and purchase agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

      (v) the above warranties and undertakings will survive after completion of the sale and purchase and will not be affected by completion.

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APPENDIX 2                          PROPERTY VALUATION REPORTS PREPARED BY GRANT
                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             VALUATION CERTIFICATE

Group I -- Property interests being acquired and held by Catalyst Assets

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB

5.    Various           The properties comprise a parcels of   The property is currently           No commercial value
      properties        land with a total area of              occupied by Catalyst
      located in        approximately 23,000 sq.m.             Companies for marketing
      Nanjing                                                  and sale of catalyst.
      of the People's   The properties comprise an gross
      Republic of       floor area of 7,981.76 sq.m. which
      China             were leased from Sinopec Group
      ("the PRC")       Company for an unspecified term.

                        The land use rights of the properties
                        were leased from Sinopec Group Company
                        for an unspecified term.

Notes:

1. We attribute "no commercial value" for the properties due to the reason that the Company cannot transfer the properties.

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                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this Circular received from Grant Sherman Appraisal Limited, an independent valuer, in connection with its valuations as at 30 September 2004 of the property interests contracted to be acquired by Sinopec Corp.

[LOGO GRAPHIC OMITTED] GRANT SHERMAN APPRAISAL LIMITED

                                                               6 November, 2004

The Directors
China Petroleum and Chemical Corporation
A6, Huixindong Street
Chaoyang Dirstrict
Beijing
The People's Republic of China

Dear Sirs/Madams,

In accordance with the instructions from China Petroleum and Chemical Corporation ("the Company"), we have valued the downhole operation property interests of 1) China Petroleum & Chemical Corporation Zhongyuan Oilfield Branch Company ("Zhongyuan Oilfield Branch Company"); 2) China Petroleum & Chemical Corporation Jianghan Oilfield Branch Company ("Jianghan Oilfield Branch Company"); 3) China Petroleum & Chemical Corporation Jiangsu Oilfield Branch Company ("Jiangsu Oilfield Branch Company"); 4) China Petroleum & Chemical Corporation Henan Oilfield Branch Company ("Henan Oilfield Branch Company"); 5) China Petroleum & Chemical Corporation Huadong Branch Company ("Huadong Branch Company"); 6) China Petroleum & Chemical Corporation Huabei Branch Company ("Huabei Branch Company"); 7) China Petroleum & Chemical Corporation Xinan Branch Company ("Xinan Branch Company") (together referred as "Downhole Operation Assets" (excluding Shengli Oilfield Company Limited)) and 8) China Petroleum & Chemical Corporation Shengli Oil Field Company Limited ("Shengli Oilfield Company Limited") for disposal purpose. We confirm that we have made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the value of the relevant properties as at 30 September, 2004.

As of the date of valuation, Downhole Operation Assets held properties spread over Puyang and Nanyang in Henan Province, Heze and Shouguang in Shandong Province, Qianjiang in Hubei Province, Taizhou in Jiangsu Province, and Deyang in Sichuan Province in the PRC, occupied 106 parcels of lands with a total area of 2,006,497.55 sq.m.. Shengli Oilfield Company Limited held properties spread over 8 cities of Shandong Province in the PRC, occupied 88 parcels of lands with a total area of 4,155,318 sq.m., which was leased from China Petrochemical Corporation ("Sinopec Group Company").

Downhole Operation Assets held 487 buildings and structures with a total gross floor area of approximately 290,439.19 sq.m., of which the relevant title certificates for an aggregate area of approximately 70,059.20 sq.m.are being applied for. Downhole Operation Assets leased 41 buildings and structures with a total gross floor area of 36,975 sq.m. Shengli Oilfield Company Limited held 1177 buildings and structures with a total gross floor area of approximately 449,063.02 sq.m., of which the relevant title certificates for an aggregate area of approximately 81,480.68 sq.m.are being applied for.

Where possible, our valuation of the property interests are our opinion of the open market value which we would define as intended to mean "the best price at which an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of the valuation assuming:

(i)   a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

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                                                      SHERMAN APPRAISAL LIMITED
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(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

In cases where open market value basis is adopted, our valuations have been made on the assumption that the owner sells the properties on the open market in their existing state without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the properties.

Where, due to the nature of buildings and structures of the properties, there are no market sales comparables, these properties have been valued on the basis of their depreciated replacement cost. Depreciated replacement cost is defined as "the aggregate amount of the value of the land for the existing use or a notional replacement site in the same locality, and the gross replacement cost of the buildings and other site works, from which appropriate deductions may then be made to allow for the age, condition, economic or functional obsolescence and environmental factors. All of these might result in the existing properties being worth less to the undertaking in occupation than would a new replacement." This opinion of value does not necessarily represent the amount that might be realised from the disposition of the subject assets in the open market but this basis has been used due to the lack of an established market upon which to base comparable transactions. However, this approach generally furnishes the most reliable indication of value for assets without a known used market.

We have assumed that all consents, approvals and licences from the relevant Government authorities for their development have been granted without any onerous conditions or undue delay, which might affect their values.

In valuing the properties, we have assume that (except as otherwise stated) transferable land use rights in respect of the property interests for their respective terms at nominal annual land use fees have been granted and that, unless otherwise stated, any premium payable has already been fully paid.

In valuing the property interests in the PRC, we have complied with all the requirements contained under Chapter 5 and Practice Note 12 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited ("Listing Rules"), except for those in respect of which waiver has been granted in respect of Rule 5.06 of the Listing Rules due to the large number of land and buildings involved in the Acquisition and Disposal.

We have not carried out detailed site measurements to verify the correctness of the site areas in respect of the relevant properties but have assumed that the site areas shown on the documents and official site plans handed to us are correct. Based on our experience of valuation of similar properties in the PRC, we consider the assumptions so made to be reasonable. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurements have been taken.

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to us on such matters as planning approvals or statutory notices, identification of the property interests, easement, tenure, occupation, lettings, rentals, site and floor areas and all other relevant matters.

We have been shown copies of various title documents and official site plans relating to the properties that are owned by the Company in the PRC. However, we have not searched the original documents to verify ownership or to verify any lease amendments which may not appear on the copies handed to us. Due to the nature of the land registration system in the PRC, we are unable to search the original documents to verify the existing title of the properties or any material encumbrances that might be attached to the properties. In the preparation of our valuation report regarding the properties in the PRC, we have relied to a considerable extent on the legal opinion provided by the Company's legal adviser, King & Lawmen, on the PRC laws regarding the titles of the properties in the PRC.

We have inspected the exterior and, where possible, the interior of the properties included in the attached valuation certificate, in respect of which we have been provided with such information, as we have required for the purpose of our valuation. However, no structural survey has been made, but in the course of our inspection we did not note any serious defects. We are not, however, able to report that the properties are free from rot, infestation or any other structural defects. No tests were carried out to any of the services.

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                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

No allowance has been made in our report for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their value.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company. We have also sought and received confirmation from the Company that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view and have no reason to suspect that any material information has been withheld. Unless otherwise stated, the properties owned by the Company have been valued in Renminbi.

We enclose herewith the summary of valuations and valuation certificates.

                                                  Respectfully submitted,
                                                    For and on behalf of
                                              GRANT SHERMAN APPRAISAL LIMITED
                                                      Peggy Y. Y. Lai
                                                      MRICS MHKIS RPS
                                                     Associate Director
                                                     Real Estate Group

Note: Ms. Peggy Lai is a member of Royal Institution of Surveyors, a member of Hong Kong Institute of Surveyors and Register Professional Surveyors in the General Practice Section, who have over 5 years property valuation experience in the PRC and Hong Kong.

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--------------------------------------------------------------------------------

                             SUMMARY OF VALUATIONS

                                                                                                      CAPITAL VALUE IN
                                                                                                  EXISTING STATE AS AT
PROPERTY                                                                                            30 SEPTEMBER, 2004
                                                                                                                   RMB
GROUP I -- PROPERTY INTERESTS BEING DISPOSED AND HELD BY DOWNHOLE OPERATION ASSETS
1.      Various properties located at Henan Province of the                                            59,525,853.42
        People's Republic of China ("the PRC")
2.      Various properties located at Hubei Province of the                                            34,224,476.53
        People's Republic of China ("the PRC")
3.      Various properties located at Jiangsu Province of the                                          14,795,261.34
        People's Republic of China ("the PRC")
4.      Various properties located at Sichuan Province of                                        No commercial value
        the People's Republic of China ("the PRC")
                                                                                                 --------------------
                                                                             Sub-total:               108,545,591.29


GROUP II -- PROPERTY INTERESTS BEING DISPOSED AND HELD BY SHENGLI OILFIELD COMPANY LIMITED

5.      Various properties situated in Shandong Province of 203,954,370.81 the
        People's Republic of China ("the PRC")
                                                                                                 --------------------
                                                                             Sub-total:                203,954,370.81
                                                                                                 --------------------
                                                                           Grand-total:                312,499,962.10
                                                                                                 ====================

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                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             VALUATION CERTIFICATE

Group I -- Property interests being disposed and held by Downhole Operation Assets


                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY            DESCRIPTION AND TENURE               PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB

1.    Various properties  The properties comprise 63 parcels   The property is currently                 59,525,853.42
      located at          of land with a total area of         occupied by Downhole
      Henan Province of   approximately 1,502,121.12 sq.m.     Operation Companies for
      the People's                                             downhole operation.
      Republic of China   The properties also comprise 295
      ("the PRC")         items of production and ancillary
                          buildings and structures with a total
                          gross floor area of 192,118.87 sq.m.,
                          mainly built in various stages from
                          1980 to 2003, situated in Henan
                          Province of the PRC.

                          41 items of Buildings and
                          structures with an area of 36,975
                          sq.m. were leased by Downhole
                          Operation Companies.

                          The land use rights of the properties
                          were leased from Sinopec Group Company
                          for an unspecified term.

Notes:

1. According to the PRC legal opinion, building ownership certificates were granted to the buildings with a total gross floor area of 131,751.43 sq.m.

2. According to the PRC legal opinion, the buildings with a total gross floor area of 60,367.44 sq.m. are in the process of applying building ownership certificates. We attribute "no commercial value" for these buildings due to the reason that the Company cannot transfer these properties.

3. For reference purpose, the value of the buildings with an area of 60,367.44 sq.m. is RMB24,781,926.53 under the assumption that the building ownership certificates has been granted.

4.    According to the legal opinion, Sinopec Group Company undertakes that:

      (i) in relation to the land use rights and the land which will be leased by Sinopec Corp., in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrant the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings and the buildings which will be leased by Sinopec Corp., Sinopec Group Company warrant the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the sale and purchase agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

      (v) the above warranties and undertakings will survive after completion of the sale and purchase and will not be affected by completion.

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                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             VALUATION CERTIFICATE

Group I -- Property interests being disposed and held by Downhole Operation Assets


                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB


2.    Various           The properties comprise 27 parcels of  The property is currently                 34,224,476.53
      properties        land with a total area of              occupied by Downhole
      located at        approximately 424,272.94 sq.m.         Operation Companies for
      Hubei Province                                           downhole operation.
      of the People's   The properties also comprise 142
      Republic          items of production and ancillary
      of China          buildings and structures with a total
      ("the PRC")       gross floor area of 72,044.55 sq.m.,
                        mainly built in various stages from
                        1965 to 2001, situated in Hubei
                        Province of the PRC.

                        The land use rights of the properties
                        were leased from Sinopec Group Company
                        for an unspecified term.

Notes:

1. According to the PRC legal opinion, building ownership certificates were granted to the buildings with a total gross floor area of 68,819.79 sq.m.

2. According to the PRC legal opinion, the buildings with a total gross floor area of 3,224.76 sq.m. are in the process of applying building ownership certificates. We attribute "no commercial value" for these buildings due to the reason that the Company cannot transfer these properties.

3. For reference purpose, the value of the buildings with an area of 3,224.76 sq.m. is RMB2,092,104.46 under the assumption that the building ownership certificates has been granted.

4.    According to the legal opinion, Sinopec Group Company undertakes that:

      (i) in relation to the land use rights and the land which will be leased by Sinopec Corp., in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrant the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings and the buildings which will be leased by Sinopec Corp., Sinopec Group Company warrant the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the sale and purchase agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

      (v) the above warranties and undertakings will survive after completion of the sale and purchase and will not be affected by completion.

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                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             VALUATION CERTIFICATE

Group I -- Property interests being disposed and held by Downhole Operation Assets


                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB


3.    Various           The properties comprise 15 parcels of  The property is currently                 14,795,261.34
      properties        land with a total area of              occupied by Downhole
      located at        approximately 78,135.82 sq.m.          Operation Companies for
      Jiangsu Province                                         downhole operation.
      of  the People's  The properties also comprise 49 items
      Republic of       of production and ancillary buildings
      China ("the PRC") and structures with a total gross
                        floor area of 25,975.77 sq.m., mainly
                        built in various stages from 1967 to
                        2002, situated in Jiangsu Province of
                        the PRC.

                        The land use rights of the properties
                        were leased from Sinopec Group Company
                        for an unspecified term.

Notes:

1. According to the PRC legal opinion, building ownership certificates were granted to the buildings with a total gross floor area of 19,808.77 sq.m.

2. According to the PRC legal opinion, the buildings with a total gross floor area of 6,167 sq.m. are in the process of applying building ownership certificates. We attribute "no commercial value" for these buildings due to the reason that the Company cannot transfer these properties.

3. For reference purpose, the value of the buildings with an area of 6,167 sq.m. is RMB6,244,991.99 under the assumption that the building ownership certificates has been granted.

4.    According to the legal opinion, Sinopec Group Company undertakes that:

      (i) in relation to the land use rights and the land which will be leased by Sinopec Corp., in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrant the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings and the buildings which will be leased by Sinopec Corp., Sinopec Group Company warrant the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the sale and purchase agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

      (v) the above warranties and undertakings will survive after completion of the sale and purchase and will not be affected by completion.

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                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             VALUATION CERTIFICATE

Group I -- Property interests being disposed and held by Downhole Operation Assets

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB


4.    Various           The properties comprise a parcel of    The property is currently           No commercial value
      properties        land with an area of approximately     occupied by Downhole
      located at        1,967.67 sq.m.                         Operation Companies as
      Sichuan Province                                         office.
      of  the People's  The properties with a total gross
      Republic of       floor area of 300 sq.m., built in
      China ("the PRC") 1999, situated in Sichuan Province
                        in the PRC.

                        The land use rights of the properties
                        were leased from Sinopec Group Company
                        for an unspecified term.

Notes:

1. According to the PRC legal opinion, the buildings with a total gross floor area of 300 sq.m. are in the process of applying building ownership certificates. We attribute "no commercial value" for these buildings due to the reason that the Company cannot transfer these properties.

2. For reference purpose, the value of the buildings with an area of 300 sq.m. is RMB84,000 under the assumption that the building ownership certificates has been granted.

3.    According to the legal opinion, Sinopec Group Company undertakes that:

      (i) in relation to the land use rights and the land which will be leased by Sinopec Corp., in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrant the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings and the buildings which will be leased by Sinopec Corp., Sinopec Group Company warrant the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the sale and purchase agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

      (v) the above warranties and undertakings will survive after completion of the sale and purchase and will not be affected by completion.

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APPENDIX 2                          PROPERTY VALUATION REPORTS PREPARED BY GRANT
                                                      SHERMAN APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             VALUATION CERTIFICATE

Group II -- Property interests being disposed and held by Shengli Oilfield Company Limited

                                                                                                         CAPITAL VALUE
                                                                                               IN EXISTING STATE AS AT
      PROPERTY          DESCRIPTION AND TENURE                 PARTICULARS OF OCCUPANCY             30 SEPTEMBER, 2004
                                                                                                                   RMB


5.    Various           The properties comprise 88 parcels of  The property is currently                203,954,370.81
      properties        land with a total area of              occupied by Shengli
      situated in       approximately 4,155,318 sq.m.          Oilfield Company Limited
      Shandong                                                 for downhole operation.
      Province of       The properties also comprise 1,177
      the People's      items of production and ancillary
      Republic          of buildings and structures with a
      China             total gross floor area of 449,063.02
      ("the PRC")       sq.m.,mainly built in various stages
                        from 1983 to 2003,situated in Dongying,
                        Weifang, Binzhou, Jinan, Zibo, Dezhou,
                        Yantai and Liaocheng of Shangdong
                        Province in the PRC.

                        The land use rights of the properties
                        were leased from Sinopec Group Company
                        for an unspecified term.

Notes:

1. According to the PRC legal opinion, building ownership certificates were granted to the buildings with a total gross floor area of 367,582.34 sq.m.

2. According to the PRC legal opinion, the buildings with a total gross floor area of 81,480.68 sq.m. are in the process of applying building ownership certificates. We attribute "no commercial value" for these buildings due to the reason that the Company cannot transfer these properties.

3. For reference purpose, the value of the buildings with an area of 81,480.68 sq.m. is RMB49,666,859.76 under the assumption that the building ownership certificates has been granted.

4. Certain facilities are in the process of construction as at the valuation date, the construction costs incurred were RMB 3,738,639.56.

5.    According to the legal opinion, Sinopec Group Company undertakes that:

      (i) in relation to the land use rights and the land which will be leased by Sinopec Corp., in relation to those which have been issued with the relevant title certificates or assigned land, Sinopec Group Company warrant the completeness and legality of the land use rights of such land. In relation to the land which has not been issued with the relevant title certificate, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents and warrants the validity and legality of the leasing by Sinopec Corp. of such land;

      (ii) in relation to the buildings and the buildings which will be leased by Sinopec Corp., Sinopec Group Company warrant the completeness and legality of the transfer of such buildings. In relation to the buildings which has not been issued with the relevant title certificate at the date of the sale and purchase agreement, Sinopec Group Company undertakes to use its best endeavours to obtain the relevant title certificates and related title documents;

      (iii) any tax or costs involved in issuing the above-mentioned land and building title documents and to protect the legality and validity of the leasing of the land and buildings will be borne by Sinopec Group Company;

      (iv) the parties agree that Sinopec Group Company will indemnify Sinopec Corp. against all actual and foreseeable losses arising from the above-mentioned irregularity or incompleteness of land and building title and tile documents; and

(v) the above warranties and undertakings will survive after completion of the sale and purchase and will not be affected by completion.

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                                                 GRANT SHERMAN APPRAISAL LIMITED
-------------------------------------------------------------------------------

The following is the text of a letter, summary of values and valuation certificate, prepared for the purpose of incorporation in this Circular received from Grant Sherman Appraisal Limited, an independent valuer, in connection with its valuations as at 30 September 2004 of the plants and machineries contracted to be acquired by Sinopec Corp.

[LOGO GRAPHIC OMITTED] GRANT SHERMAN APPRAISAL LIMITED

                                                               6 November, 2004


The Directors
China Petroleum and Chemical Corporation
A6 Huixindong Street
Chaoyang District
Beijing City
The People's Republic of China

Dear Sirs or Madams,

In accordance with your instructions, we have made an appraisal of the machinery and equipment ("the Equipment") exhibited to us as that of (A) the Catalyst Assets of China Petrochemical Corporation ("Sinopec Group Company");
(B) the Gas Station Assets; and (C) the Downhole Operation Assets of the eight branch companies (the "Branch Companies") of China Petroleum and Chemical Corporation ("Sinopec Corp."). It is our understanding that Sinopec Corp. will acquire the Catalyst Assets and Gas Station Assets from and dispose the Downhole Operation Assets to Sinopec Group Company.

This letter, which forms part of our appraisal report, identifies the Equipment, the scope and character of our investigation, the premise of the value adopted, the valuation approaches adopted, and our conclusion of value.

We confirm that we have carried out an inspection, made relevant inquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the fair market value on the premise of continued use of the Equipment as of 30 September, 2004.

Our appraisal report comprises:

- this letter, identifying the Equipment, describing the nature and extent of the investigation, and presenting the conclusion of value;

- a summary, arrange by account, showing the fair market value under the premise of continued use of the Equipment;

-     assumptions and limiting conditions; and

-     a statement of general service conditions.

Excluded from this investigation were land improvements, improvements of leased property, real estate property and buildings, fixture and fittings, stocks, supplies, inventories, materials on hand, tangible assets of current nature and intangible assets that might exist.

(A)   THE CATALYST ASSETS TO BE ACQUIRED

The Catalyst Assets are principally engaged in the production of major petrochemical catalysts such as catalysis cracking, hydroforming, basic bio-genetic raw material, polyolefins and C5/C6 isomerization.

The Catalyst Assets include:

1. Beijing Aoda Petrochemical New Technologies Development Centre ("Aoda Technology")

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2. Sinopec China Petroleum or Chemical Technologies Development Co., Ltd.
("Technologies Development Company")

3. Nanjing Nanlian Catalyst Co. Ltd. ("Nanjing Nanlian")

4. Sinopec Group Shanghai Petroleum and Chemical Research Institute ("Shanghai Research Institute")

5. Shanghai Lide Catalyst Co. Ltd. ("Shanghai Lide")

6. The Catalyst Plant of Qilu Petrochemcial Co., Ltd. ("Qilu Plant")

7. The Catalyst Plant of Changling Refinery Co., Ltd. ("Changling Plant")

8. Hunan Jianchang Petrochemcial Joint Stock Limited Company ("Jianchang Petrochemical")

The Equipment is located at the following addresses:

                                            LOCATION
Aoda Technology                             Beijingshi Tongzhouqu Ciqu Gongyequ
Technologies Development Company            No.58, Beijingshi Dongchengqu Anwai Dajie
Nanjing Nanlian                             Jiangsusheng Nanjingshi Xixiaqu
Shanghai Research Institute                 No.1658, Shanghaishi Pudongxinqu Pudong Beilu
Shaghai Lide                                No.88, Shanghaishi Jinshanqu Qianyu Zhongqian Dajie
Qilu Plant                                  Shangdongsheng Ziboshi Zhoucun
Changling Plant                             Hunansheng Yueyangshi Yuxiqu
Jianchang Petrochemical                     Hunansheng Yueyangshi Yuxiqu

Following is a brief description of the Catalyst Assets and the Equipment:

1.    Aoda Technology

Aoda Technology was established in 1993 and is a collectively-owned joint venture. The primary businesses of the Aoda Technology are the production of polypropylene catalyst, benzene anhydride and anhydride catalyst. Its main production installations include polypropylene catalyst production installations with a production capacity of 140 tonnes/year, anhydride and benzene anhydride catalyst production installations with a production capacity of 120 - 130 tonnes/year.

2.    Technologies Development Company

Technology Development Company, being a state-owned enterprise, is a wholly-owned subsidiary of Sinopec Group Company. Its principal business includes the exportation of technologies developed, and related products produced, of itself and subsidiaries, the organization for the industrial implementation of technical innovations, technology transfers, technical consulting and services. Due to its operating scope, its assets mainly include long-term equity investments, current assets such as cash, accounts receivable and prepayments, and related intellectual property rights and authorizations.

3.    Nanjing Nanlian

Nanjing Nanlian was established in 1995 as a limited liability company, and its principal products is isomerization catalyst. As the main buildings and equipments used by Nanjing Nanlian for production and operation are leased from China Petroleum and Chemical Corporation Jinling Branch, it has only a small amount of equipment.

4.    Shanghai Research Institute

Shanghai Research Institute was established in 1961 as a state-owned enterprise wholly-owned by Sinopec Group Company. Its principal products are acrylonitrile catalyst, methylbenzene isomerization catalyst and styrene catalyst. Its production assets mainly include the acrylonitrile catalyst, methylbenzene isomerization catalyst and styrene catalyst production installations with an aggregate production capacity of 1,750 tonnes/year.

                                      92
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5.    Shanghai Lide

Shanghai Lide is a limited liability company established in 2001 who primarily engages in the production of gas phase polyethylene catalyst. Its main production installation is one set of gas phase polyethylene catalyst production installation with a production capacity of 120 tonnes/year.

6.    Qilu Plant

Qilu Plant, being a state-owned enterprise, is a wholly-owned subsidiary of Qilu Petrochemical Co., Ltd. Its principal business is the production of catalytic cracking catalyst and its production equipment mainly include catalytic cracking catalyst installation with a production capacity of 25,000 tonnes/year, molecular sieve installations with an aggregate production capacity of 18,000 tonnes/year.

7.    Changling Plant

Changling Plant, under Changling Refinery, was established in 1992. Changling Refinery is a state-owned company wholly-owned by Sinopec Group Company. Its principal business includes the production of catalytic cracking catalyst, catalytic hydrogenation catalyst and catalytic reforming catalyst. Its production equipment mainly include catalytic cracking catalyst facilities with a production capacity of 32,800 tonnes/year, catalytic hydrogenation catalyst facilities, catalytic reforming catalyst production facilities and ancillary facilities.

8.    Jianchang Petrochemical

Jianchang Petrochemical is a joint-stock limited company registered in November 1992. Its principal business is production of continuous reforming catalyst. Its production facilities mainly include continuous reforming catalyst production facilities with a production capacity of 985 tonnes/year, catalytic hydrogenation catalyst facilities and catalytic reforming catalyst production facilities.

(B)   GAS STATION ASSETS TO BE ACQUIRED

The Gas Station Assets comprise the assets, interests and related liabilities of 1,023 gas stations and 54 oil depots owned by Sinopec Group Company and its 19 subsidiaries. These comprise 620 wholly-owned gas stations (including 25 oil transportation vessels and oil trucks), 82 majority-owned gas stations, 269 minority owned gas stations and 52 gas stations leased from third parties.

Out of the oil depots, 48 are wholly-owned, one is majority-owned and 5 are minority-owned. In this appraisal, only the Equipment that is wholly owned or majority-owned by Sinopec Group Company was included.

(C)   DOWNHOLE OPERATION ASSETS TO BE DISPOSED

The Branch Companies are principally engaged in the exploration, extraction, utilization, processing and sale of, and the downhole operations in relation to, ocean/land petroleum, natural gas and other natural resources, petroleum refinery and chemical industry in northern Shangdong province, Henan province, Hebei province, Hubei province, Jiangsu province and Sizhuan province, the People's Republic of China.

Following is a brief description of the Downhole Operation and the Equipment:

1. China Petroleum and Chemical Corporation Shengli Oilfield Company Limited

2. China Petroleum and Chemical Corporation Zhongyuan Oilfield Branch Company

3. China Petroleum and Chemical Corporation Jiangsu Oilfield Branch Company

4. China Petroleum and Chemical Corporation Henan Oilfield Branch Company

5. China Petroleum and Chemical Corporation Jianghan Oilfield Branch Company

6. China Petroleum and Chemical Corporation Huadong Branch Company

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-------------------------------------------------------------------------------

7. China Petroleum and Chemical Corporation Huabei Branch Company

8. China Petroleum and Chemical Corporation Xinan Branch Company

1. Shengli Oilfield Company Limited

The Shengli Oilfield Company Limited is the second largest producing oil field in China which consists of more than sixty oil producing zones of various sizes extending over an area of 61,000 square kilometers. The Equipment appraised are assets of 4 underground operation companies under Shengli Oilfield, including the "Operation Brigade", "Preparation Brigade", "Special Vehicles Brigade" and pipelines, oil pumping rods and oil pumping equipment repair and other ancillary assets related to the oilfield underground operation.

2.    Zhongyuan Oilfield Branch Company

It is a branch company of China Petroleum and Chemical Corporation established on 31 March 2000. The equipment appraised are assets used in its underground operation, special vehicles, preparation, oil pipeline plant, oil rod plant, "rods, pipelines, pumps" and underground tools repair and maintenance and special vehicles maintenance of the Special Operation Office, Oil Extraction Plant One, Plant Two, Plant Three, Plant Five, Plant Six and Trial Extraction Second Office under Zhongyuan Oilfield Branch Company, and the electric pump unit, electric cables manufacturing, repair and technical services of the Oil Extraction Technology Research Institute. The total quantity of equipment and vehicles amounted to 3,065.

3.    Jiangsu Oilfield Branch Company

It is a branch company of China Petroleum and Chemical Corporation established on 8 May 2000. The equipment appraised are assets used in its 3 oil extraction plants, including the internal underground operation, testing (including measuring), special vehicles, oil pipeline plant and rods, pipelines and pumps repair of the 3 oil extraction plants. The above assets include 422 vehicles and machines.

4.    Henan Oilfield Branch Company

It is a branch company of China Petroleum and Chemical Corporation established on 11 April 2000. The equipment appraised are assets related to 7 mine brigade units including 2 special operation works departments, 2 underground operation works department, 2 production preparation brigades and one testing project management department and related supporting facilities. The above assets include 824 vehicles and machines.

5.    Jianghan Oilfield Branch Company

It is a branch company of China Petroleum and Chemical Corporation established on 18 May 2000. The equipment appraised are assets related to 8 operation brigades and the processing plants, tools plants and derrick teams of the preparation brigades of Jianghan Oil Extraction Plant; 8 operation brigades, 2 testing brigades, one overhaul brigade and special vehicles brigades. The above assets include 965 vehicles and machines.

6.    Huadong Branch Company

It is a branch company of China Petroleum and Chemical Corporation established in 2001. The equipment appraised are assets of the oil extraction plant including the testing brigade, operation brigade, measuring brigade, water transport brigade, vehicle transportation brigade, equipment maintenance brigade, oil construction including all vehicles and machines.

7.    Huabei Branch Company

It is a branch company of China Petroleum and Chemical Corporation established on 18 February 2003. The equipment appraised are assets related to 5 testing brigades and one measuring brigade of the downhole department, including all machines and vehicles.

                                      94
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8.    Xinan Branch Company

It is a branch company of China Petroleum and Chemical Corporation established on 18 September 2002. The equipment appraised are assets related to well repair, gas testing and midway measuring brigades including all transportation facilities and machinery.

PREMISE OF VALUE

The premise of value will be fair market value in continued use which is defined as the following:

Fair market value is defined as the estimated amount at which a property might be expected to exchange between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts.

Fair market value in continued use is defined as the fair market value of a property based on continuation of its existing use, assuming the asset could be sold in the open market for its existing use, and otherwise in keeping with the market value definition regardless of whether or not the existing use represents the highest and best use of the property.

Fair market value under the premise of continued use does not represent the amount that might be realized in the event of piecemeal disposition of the property in the open market or from any alternative use to which it may be put.

VALUATION METHODOLOGY

For this appraisal, we have adopted two approaches of appraisal, namely the cost approach and the market approach.

The cost approach

The cost approach establishes value based on the cost of reproducing or replacing the Equipment, less depreciation from physical deterioration, and functional and economic/external obsolescence.

Cost of Reproduction New is defined as the estimated amount required to reproduce the Equipment at one time in like kind and materials in accordance with current market prices for materials, labor, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for materials or equipment.

Cost of Replacement New is defined as the estimated amount required to replace the entire property at one time with a modern new unit using the most current technology and construction materials that will duplicate the production capacity and utility of an existing unit at current market prices for materials, labor, and manufactured equipment, contractors' overhead and profit, and fees, but without provision for overtime, bonuses for labor, or premiums for materials or equipment.

Physical Deterioration is the loss in value resulting from wear and tear in operation and exposure to the elements.

Functional Obsolescence is the loss in value caused by conditions within the Equipment such as changes in design, materials, or process that result in inadequacy, overcapacity, lack of utility, or excess operating costs.

Economic/External Obsolescence is an incurable loss in value caused by unfavorable conditions external to the Equipment such as the local economy, economics of the industry, availability of financing, encroachment of objectionable enterprises, loss of material and labor sources, lack of efficient transportation, shifting of business centers, passage of new legislation, and changes in ordinances.

The cost approach generally provides a meaningful indication of the value of land improvements, special buildings, special structures, and special machinery and equipment associated with a viable business or justified by economic demand.

When market transactions of comparable Equipment are not available, when data cannot be extrapolated from larger transactions, or when transactions are non-existent, under premise of continued use, assuming adequate earnings the cost approach is the preferred valuation procedure.

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The market approach

In the market approach, the value of the appraised Equipment is estimated through analysis of recent sales of comparable items of the Equipment. It is employed in the valuation of the Equipment for which there is a known used market. Under the premise of continued use assuming adequate earnings, consideration is given to the cost to acquire similar items in the used-equipment market; an allowance then is made to reflect the costs for freight and installation.

A variant of the direct market approach is the use of market relationship. Recent market prices for Equipment in an asset classification are determined with respect to age and are compared with a benchmark price, such as the cost of reproduction new. The ratio is applied to similar Equipment in the classification when the secondary market for the subject equipment is too sparse to exhibit appropriate comparables.

INVESTIGATION AND ASSUMPTIONS

We conducted inspections of the Equipment from 13 to 20 September 2004. During our inspections, we visualized that the Equipment was in good working condition and capable of performing efficiently the purpose for which it was designed and built. In the course of our investigation, we accepted property records furnished by the Catalyst Assets and the Branch Companies as properly describing the Equipment. We visited the locations to verify the existence of the Equipment and to gather information relating to its condition and utility. The balance of the information provided by the Catalyst Assets and the Branch Companies, after adjustments based on our observation, although not subject to a detailed verification, was accepted as reasonably representing the facts.

When developing the cost of replacement new, we have considered the extent, character and utility of the Equipment. We have also studied the market conditional and obtain current market price from relevant machinery dealers when applicable. We have also make allowance for freight and installation. To arrive at the fair market value, we have made deduction for depreciation and the functional/external obsolescence they may present, if any.

Construction in progress are assets not fully constructed or installed. They have been valued at their recorded cost basis as of the appraisal date.

Any deferred maintenance, physical wear and tear, operating malfunctions, lack of utility, or other observable conditions distinguishing the Equipment from equipment of like kind in new condition were noted and made part of our judgment in arriving at the value.

We did not investigate any financial data pertaining to the present or prospective earning capacity of the operation in which the assets are used. It was assumed that prospective earnings would provide a reasonable return on the appraised value of the assets, plus the value of any assets not included in the valuation, and adequate net working capital.

We have not carried out a mechanical survey, nor have we inspected covered or inaccessible areas of the equipment. Also, no investigation was conducted as to whether the operation of specific pieces of Equipment complied with the relevant environmental standards and ordinances; we have assumed that the equipment are and will continue to comply with the current environmental standards and ordinances. We have made no allowance in our valuation for costs, if any, associated with the disposal or handling of materials required to comply with current or pending environmental legislation.

CONCLUSION OF VALUE

Based on the investigation described, it is our opinion that as of 30 September 2004, the fair market value in the premise of continued use of the Equipment of (A) the Catalyst Assets is reasonably represented by the amount of RENMINBI FIVE HUNDRED AND THIRTY THREE MILLION EIGHT HUNDRED AND THIRTY SIX THOUSAND (RMB533,836,000); (B) the Gas Station Assets is reasonably represented by the amount of RENMINBI ONE HUNDRED AND FIFTY EIGHT MILLION SIX HUNDRED AND TWO THOUSAND (RMB 158,602,000); and (C) the Downhole Operation Assets is reasonably represented by the amount of RENMINBI ONE THOUSAND TWO HUNDRED EIGHTY FOUR MILLION ONE HUNDRED AND FORTY THREE THOUSAND (RMB1,284,143,000), the breakdown of these are shown in the attached summary of appraisal.

For the purpose of this appraisal, we have reviewed the acquisition records and asset listings as well as other related technical specifications and documents supplied to us by the Company. We have relied to a considerable extend on such records, listings, specifications and documents in arriving at our opinion of value.

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We have not investigated the title to or any liabilities against the
Equipment.

We hereby certify that we have neither present nor a prospective interest in the Equipment or the value reported.

                                                     Respectfully submitted,
                                                       For and on behalf of
                                                 GRANT SHERMAN APPRAISAL LIMITED
                                                       Keith C.C. Yan, ASA
                                                        Managing Director



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                  (A) SUMMARY OF APPRAISAL OF CATALYST ASSETS

SUBSIDIARY                             FAIR MARKET VALUE CONTINUED USE AS AT 30
                                                SEPTEMBER 2004, (RMB)

Aoda Technology                                                  43,212,368
Machinery and Equipment                     31,663,622
Vehicles                                     3,373,740
Construction in Progress                     8,175,006

Technologies Development Company                                  2,257,318
Machinery and Equipment                      2,257,318

Nanjing Nanlian                                                   3,528,701
Machinery and Equipment                      3,528,701

Shanghai Research Institute                                      32,559,282
Machinery and Equipment                     31,272,962
Vehicles                                     1,286,320
Construction in Progress

Shaghai Lide                                                      7,147,109
Machinery and Equipment                      1,968,493
Vehicles                                       156,227
Construction in Progress                     5,022,389

Qilu Plant                                                      158,662,296
Machinery and Equipment                    112,736,410
Vehicles                                       455,745
Construction in Progress                    45,470,141

Changling Plant                                                 269,042,957
Machinery and Equipment                    230,675,895
Vehicles                                     1,241,549
Construction in Progress                    37,125,513

Jianchang Petrochemical                                          17,425,735
Machinery and Equipment                     13,463,698
Vehicles                                     1,117,927
Construction in Progress                     2,844,110
                                                             -----------------

Grand Total:                                                    533,835,766

                                                   Say          533,836,000
                                                             =================


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                (B) SUMMARY OF APPRAISAL OF GAS STATION ASSETS

                                        FAIR MARKET VALUE CONTINUED USE AS AT 30
                                                  SEPTEMBER 2004, (RMB)

Gas Stations Machinery and Equipment                            118,382,597
Wholly-owned                                60,939,214
Majority-owned                              57,443,383

Oil Depots Machinery and Equipment                               38,676,673
Wholly-owned                                36,621,772
Majority-owned                               2,054,901

Construction in Progress                                          1,542,482
                                                              --------------

Grand Total:                                                    158,601,752

                                                   Say          158,602,000
                                                              ==============




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             (C) SUMMARY OF APPRAISAL OF DOWNHOLE OPERATION ASSETS

COMPANY NAME                           FAIR MARKET VALUE CONTINUED USE AS AT 30
                                                SEPTEMBER 2004, (RMB)

Shengli Oilfield Company Limited                               494,800,000
Machinery and Equipment                   329,591,000
Vehicles                                  164,905,000
Construction in Progress                      304,000

Zhongyuan Oilfield Branch Company                              394,152,593
Machinery and Equipment                   328,272,979
Vehicles                                   54,940,372
Construction in Progress                   10,939,242

Jiangsu Oilfield Branch Company                                130,213,344
Machinery and Equipment                   122,168,614
Vehicles                                    6,542,376
Construction in Progress                    1,502,354

Henan Oilfield Branch Company                                  122,684,793
Machinery and Equipment                    73,417,258
Vehicles                                   45,156,937
Construction in Progress                    4,110,598

Jianghan Oilfield Branch Company                                94,963,245
Machinery and Equipment                    90,789,009
Vehicles                                    4,174,236

Huadong Branch Company                                          14,416,441
Machinery and Equipment                     2,814,543
Vehicles                                   11,528,998
Construction in Progress                       72,900

Huabei Branch Company                                           14,660,896
Machinery and Equipment                    13,226,434
Vehicles                                    1,434,462

Xinan Branch Company                                            18,251,450
Machinery and Equipment                    16,796,895
Vehicles                                    1,454,555
                                                             ---------------

Grand Total:                                                 1,284,142,762

                                                  Say        1,284,143,000
                                                             ==============

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                                 CERTIFICATION

I certify that, to the best of my knowledge and belief:

-     The statements of fact contained in this report are true and correct.

- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limited conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions.

- I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved.

- I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

- My engagement in this assignment was not contingent upon developing or reporting predetermined results.

- My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

- My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

- Anyone provided significant assistance to the person signing this certification is identified in the report.

                                                            keith c.c. yan, asa

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The following is the text of a letter and the summary of valuation, prepared for the purpose of incorporation in this Circular received from Greater China Appraisal Limited, an independent valuer, in connection with its valuations as at 30 September 2004 of the plants and machineries contracted to be acquired by Sinopec Corp.

GREATER CHINA APPRAISAL LIMITED
[LOGO GRAPHIC OMITTED]
_______________________________________________
                                                           Room 2407
                                                           Shui On Centre
                                                           6-8 Harbour Road
                                                           Wanchai
                                                           Hong Kong

                                                           6 November 2004

The Directors
China Petroleum & Chemical Corporation
No. A6 Huixindong Street
Chaoyang District
Beijing
The PRC

Dear Sirs,

In accordance with the instructions from China Petroleum & Chemical Corporation (referred to as the "Company"), we have completed the appraisal of certain machinery and equipment (the "Equipment") exhibited to us in the People's Republic of China (the "PRC") and submit our findings in this report.

We confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we considered necessary for the purpose of providing you with our opinion of the fair market value of the Equipment as of 30 September 2004. It is understood that this appraisal is being used for an acquisition.

INTRODUCTION

The Company is principally engaged in the exploration, development and sales of crude oil and natural gas; oil refining, production and sales of petrochemicals, chemical fibers, chemical fertilizers and other chemicals; storage and pipeline transportation of crude oil and natural gas. Currently, the Company is the largest producer and marketer of oil products (both wholesale and retail of gasoline, diesel, jet fuel) and major petrochemical products (intermediates, synthetic resin, synthetic fiber, synthetic rubber, fertilizer).

This valuation is being used for the Company's proposed acquisition of assets or shares from the China Petrochemcial Corporation (referred to as "Sinopec Group Company").

o Sinopec Group Guangzhou Petrochemical General Plant (wholly-owned subsidiary of Sinopec Group Company);

o Sinopec Group Luoyang Petrochemical General Plant (wholly-owned subsidiary of Sinopec Group Company);

o Sinopec Group Maoming Petrochemical Company (wholly-owned subsidiary of Sinopec Group Company);

o Sinopec Group Tianjin Petrochemical Company (wholly-owned subsidiary of Sinopec Group Company); and

o Zhongyuan Petrochemical Co., Ltd. (93.51%-owned subsidiary of Sinopec Group Company).

DESCRIPTION OF THE EQUIPMENT

Sinopec Group Guangzhou Petrochemical General Plant ("Guangzhou Petrochemical")

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The appraised assets include machinery and equipment of the power department of Guangzhou Petrochemical. Currently, the power department provides Guangzhou Petrochemical and the Company's Guangzhou branch company with water, electricity, steam, compressed air, and etc. It has a thermal power plant with power capacity of 99,000 KW and steam capacity 880 Ton/hr. In addition, it supplies water in a maximum capacity of 6,000 cu.m. per hour and compressed air of 785 cu.m. per minute. Other appraised machinery and equipment include boiler, electrical equipment, water supply equipment, equipment in administration department, electronic equipment, vehicles, pipelines and construction-in-progress.

Sinopec Group Luoyang Petrochemical General Plant ("Luoyang Petrochemical")

The appraised assets include a 180,000 tonne per year ("tonne") aromatics complex (reformer and P-xylene ("PX") plant), a 325,000 tonne paraphthalic acid ("PTA") plant, a 220,000 tonne polyester ("PET") plant, a 90,000 tonnes PET filament fiber plant, a 100,000 tonne PET staple fiber plant and a 7,500 tonne PET hollow fiber plant both completed in 2000, and other supporting equipment such as electronic equipment and vehicles.

Moreover, the appraised assets also include the machinery and equipment of Luoyang Petrochemical Polypropylene Co., Ltd. ("Luoyang PP") of which Luoyang Petrochemical holds 55% interest as a long term investment. The appraised assets include a 60,000 tonne polypropene ("PP") plant completed in 1993 and ancillary equipment.

Sinopec Group Maoming Petrochemical Company ("Maoming Petrochemical")

The appraised assets include a 1,200,000 tonne catalytic cracking plant completed in 1996, a 5,000,000 tonne distillation plant completed in 1998 and supporting equipment such as pipelines and electrical equipment.

Sinopec Group Tianjin Petrochemical Company ("Tianjin Petrochemical")

The appraised assets include petrochemical plants, chemical fiber plants, electronic equipment, office equipment and transportation equipment in Tianjin Petrochemical's ethylene section, petrochemical section, chemical fiber section, air-separation section, water plant and thermal power plant.

Major machinery and equipment of ethylene section includes a 200,000 tonne ethylene ("ET") plant, a 120,000 tonne linear low density polyethylene ("LLDPE") and 6,000 tonne butene-1 polyethylene ("PE") plant, a 60,000 PP plant and 70,000 ethylene oxide ("EO")/ethylene glycol ("EG") plant.

Major machinery and equipment of petrochemical plant includes a 250,000 tonne PX plant, a 300,000 tonne PTA plant and a solvent plant.

Major machinery and equipment of chemical fiber section includes a 100,000 tonne PET chip plant, a 90,000 tonne PET filament fiber plant and a 100,000 tonne PET staple fiber plant both completed in 2000.

Zhongyuan Petrochemical Co., Ltd. ("Zhongyuan Petrochemical")

The appraised assets of Zhongyuan Petrochemical include a 180,000 tonne ET cracking plant, a 200,000 tonne PE plant and a 60,000 tonne PP plant both completed in 1996; and a 100,000 tonne benzene extraction plant, a 50,000 tonne mixed carbon separation plant and a 4,670 Nm3/Hr hydrogen production plant which are under construction.

Excluded from this investigation are land improvements, improvements to leased property, real estate property, buildings, spare parts, supplies and all other tangible assets of current nature and intangible assets that might exist.

BASIS OF VALUATION

The valuation is our opinion of the Fair Market Value (FMV) which we would define as intended to mean "the estimated amount expressed in terms of money that may be reasonably expected for assets in exchange between a willing buyer and a willing seller with equity to both, neither being under any compulsion to sell or buy, both fully aware of all relevant facts, as of an appraisal date, and assuming that the earnings support the value reported."

When fair market value is established on the premise of continued use (FMV-CU), it is assumed that the buyer and the seller would be contemplating retention of the assets at their present locations as part of the current operations. An estimate of fair market value arrived at on the premise of continued use does not represent the amount that might be realized from piecemeal disposition of the assets in the marketplace or from an alternative use of the assets.

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VALUATION METHODOLOGY

Before arriving at our opinion of value, we personally inspected the Equipment and studied market conditions. To develop our opinion of value, we considered the three generally accepted approaches to value: the depreciated replacement cost, market comparable and income capitalization. The theory of these approaches is outlined as follows:

The depreciated replacement cost approach

The depreciated replacement cost approach establishes value based on the cost of reproducing or replacing the assets, less depreciation from physical deterioration, and functional and economic/external obsolescence.

Reproduction Cost, New is defined as the estimated current cost of reproducing a new replica of an asset with the same or closely similar materials.

Replacement Cost, New is defined as the estimated current cost of the new asset having the nearest equivalent utility as the asset being appraised.

Physical Deterioration is the loss in value of an asset from wear and tear of asset in operation and exposure to various elements.

Functional Obsolescence is the loss in value is due to factors inherent in the asset itself and changes in design, materials, or process that result in inadequacy, over capacity, excess construction, lack of functional utility or excess operating costs, etc.

Economic Obsolescence is an incurable loss in value caused by unfavorable external conditions.

When market transactions of comparable assets are not available, when data cannot be extrapolated from larger transactions, or when transactions are non-existent, under premise of continued use, assuming adequate earnings the depreciated replacement cost approach is the preferred valuation procedure.

The market comparable approach

The market comparable approach involves the collection of market data pertaining to the subject assets being appraised. The primary intent of the market comparable approach is to determine the desirability of the assets through recent sales or offerings of similar assets currently on the market in order to arrive at an indication of the most probable selling price for the assets being appraised.

If the comparable sales are not exactly similar to the asset being appraised, adjustments must be made to bring them as closely in line as possible with the subject asset.

Under the premise of continued use assuming adequate earnings, consideration is given to the cost to acquire similar equipment in the used-equipment market; an allowance then is made to reflect the costs for freight and installation.

The income capitalization approach

In the income capitalization approach considers value in relation to the present worth of future benefits derived from ownership and is usually measured through the capitalization of a specific level of income. This approach is most applicable to investment and general-use properties where there is an established and identifiable rental market.

In any appraisal study, all three approaches to value must be considered, as one or more may be applicable to the subject Equipment. In some situations, elements of two or three approaches may be combined to reach an opinion of value.

In valuing the Equipment, since there is no identified active used-equipment market in China that provides information on recent transactions of comparable items, the market comparable approach was not applied. On the other hand, since no identifiable income stream can be attributed to a specific piece of equipment or a group of equipment, the income capitalization approach to value was not applied. Therefore, we conclude that the depreciated replacement cost approach is deemed to be the most appropriate method of valuing the Equipment under premise of continued use.

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In the course of our valuation, we used current manufacturers' price lists, price quotations and price catalogs to determine the cost of replacement new; current market price for labor, current market price for materials, manufactured components, design fees, engineering fees and contractors' overhead, profit and fee to determine the cost of replacement new. Allowances for freight and installation were sometimes required.

The deductions for physical deterioration, functional obsolescence, and economic / external obsolescence reflected observed condition; past maintenance and rebuilding history, if any; current use; and planned future utilization.

INVESTIGATION AND ANALYSIS

Luoyang Petrochemical

The reformer of the aromatics complex adopts patented Sulfolane techniques of UOP of USA. The designed capacity is 260,000 tonne. The PX plant of the aromatics complex, using patented technique of UOP, is composed of 4 units. They are alkylic migration unit, xylol fraction distillation unit, adsorption separation unit and isomerization unit. Modification was made in May 2002 which increased its PX production capacity from 160,000 tonne to 180,000 tonne.

The PTA plant adopts patented techniques of Amoco of USA. High-grade PTA is produced by oxidation and refinery processes. Modification was made in June 2002 which increased its PTA production capacity from 225,000 tonne to 325,000 tonne.

The PET plant adopts patented techniques of Dupont of USA. PET is made from esterified PTA and EG with trioxide antimony (di-stibium trioxide) as catalyst and titanium dioxide as additive. PET can be used as raw material for production of PET fiber. The plant's production capacity was improved from 200,000 tonne to 220,000 tonne after modification.

The PET staple fiber plant adopts patented techniques of Dupont of USA. Its designed production capacity is 100,000 tonne.

The PET filament fiber plant combined techniques and equipment of Toray of Japan and Dupont of USA. Its total production capacity of FDY and POY is about 90,000 tonne.

Maoming Petrochemical

The catalytic cracking plant was designed and built by local petrochemical engineering and construction companies. It was completed and commenced production in October 1996.

Construction of the distillation plant was started in 1996 and was completed in July 1998. It was designed by local petrochemical company with capacity of 5,000,000 tonne.

Tianjin Petrochemical

ET Plant

The ET plant was completed in November 1995. It was modified in 2001 which increased it production capacity from 140,000 tonne to 200,000 tonne. The original plant was all imported with the adoptions of patented technique of Lummus of USA and the technical design from TEC of Japan and TR of Spain.

The PE plant includes LLDPE plant and butene-1 plant. The LLDPE plant adopts patented technique and equipment of Unipol of UCC&P of USA. It was completed in 1995 and modified in 2001. The production capacity was increased from 60,000 tonne to 120,000 tonne. The butene-1 plant has a production capacity of 6,000 tonne. It started production in 1995 with the adoption of patented Alphabutol techniques of IFP of France. Major components of the LLDPE plant and butane-1 plant were imported, while common parts were from local suppliers

The PP plant adopts Spheripol technique of Himont of Italy. It was completed in 1995 with designed capacity of 40,000 tonne. After the modification made in 1999, it is capable of producing 60,000 tonne PP products.

The EO/EG plant was completed in 1995 with designed capacity of 70,000 tonne.

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Petrochemical Plant

The PX plant adopts patented techniques of UOP of USA. 99.9% high-grade PX products can be made. Its PX production capacity is 250,000 tonne.

The PTA plant adopts patented techniques of Mitsui of Japan. PX is produced from PTA. After modification, its PTA production capacity was increased to 300,000 tonne. Besides, it is capable of producing PET resins, fibers and films

Solvent plant includes C5 separation system, solvent system and C10 separation system. It produces various types of solvents by refining by-product of the PTA plant.

Chemical Fiber Plant

The PET chip plant adopts techniques and equipment of Zimmer of Germany. The PET filament fiber plant adopts techniques of Neumag of Germany. The PET staple fiber plant adopts techniques of Zimmer of Germany. Major components were imported from Germany while common parts were supplied by local suppliers.

Zhongyuan Petrochemical

The ET cracking plant adopts techniques of Lummus of USA. Its capacity was increased from 140,000 tonne to 180,000 tonne after modification made in 2000. The plant can function as gasoline cracking plant with capacity originally at 45,000 tonne increased to 100,000 tonne after the modification in 2000.

The PE plant adopts Unipol technique of UCC of USA. Using butene-1 or hexene-1 as raw materials, the plant is capable to produce 200,000 tonne low density PE and high density PE products.

The PP plant adopts Spheripol techniques of Himont of Italy. Modification in 2000 improved it capacity from 40,000 tonne to 60,000 tonne.

Benzene extraction plant adopts the extraction and distillation techniques of the local petrochemical research institute. The plant was completed in July 2004 and is under trial run. The designed capacity is 100,000 tonne.

The mixed carbon separation plant has a designed capacity of 50,000 tonne. Products from the ET cracking plant are raw materials for the mixed carbon separation plant.

The hydrogen production plant with the adoption of PSA technique of Xinan Petrochemical Institute is under trial run. The designed production capacity is 4,670 Nm3/Hr. Major products are high-grade hydrogen gas and methane gas. The former is for gasoline cracking plant and the mixed carbon separation plant while the latter is for ET cracking plant.

VALUATION COMMENTS

We have inspected the Equipment in August 2004. At the time of our inspection, the appraised Equipment was found to be in good condition. We have assumed that the Equipment can perform efficiently according to the purposes for which they were designed and built.

In the course of our investigation, we have not investigated the title or any liabilities against the Equipment.

We did not investigate any financial data pertaining to the present or prospective earning capacity of the operation in which the appraised assets are used. It was assumed that prospective earnings would provide a reasonable return on the market value of the appraised assets, plus the value of any assets not included in the appraisal, and adequate net working capital.

We accepted Equipment records furnished by the Company as properly describing the assets to be appraised, their original costs and their acquisition dates. We have relied to a very considerable extent on such records, listings, specifications and documents in arriving at our opinion of value. We visited the locations to verify the existence of the assets and to gather information relating to the condition and utility of these assets.

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
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APPENDIX 4                     PLANT AND MACHINERY VALUATION REPORT PREPARED BY
                                                GREATER CHINA APPRAISAL LIMITED
--------------------------------------------------------------------------------

Any deferred maintenance, physical wear and tear, operating malfunctions, lack of utility, or other observable conditions distinguishing the appraised equipment from equipment of like kind in new condition were noted and made part of our judgment in arriving at the value.

We do not investigate any industrial safety environmental and health related regulations in association with this particular manufacturing process. It is assumed that all-necessary license, procedures, and measures were implemented in accordance with the Government legislation and guidance.

It is assumed that there are no hidden or unapparent conditions of the equipment which would render it more or less valuable.

OPINION OF VALUE

After a thorough analysis of the Equipment and review of the information made available to us, it is our opinion that, as at 30 September 2004, the Fair Market Value in Continued Use of the Equipment is reasonably represented by the amount of RENMINBI YUANS TEN BILLION THREE HUNDRED SEVENTY NINE MILLION SIX HUNDRED NINETEEN THOUSAND AND THREE HUNDRED ONLY (RMB10,379,619,300) and the acquisition interest is around RENMINBI YUANS TEN BILLION ONE HUNDRED SIXTY FOUR MILLION FIVE HUNDRED THIRTY SEVEN THOUSAND AND TWENTY EIGHT ONLY (RMB10,164,537,028).

We enclosed herewith the summary of valuation and the list of machinery and equipment.

We hereby certify that we have neither present nor prospective interest in the appraised assets or the value reported.

The valuation report is issued subject to our General Service Conditions.


                               Yours faithfully,
                              For and on behalf of
                        GREATER CHINA APPRAISAL LIMITED

            K. K. IP                                            C. S. LEE
             BLE LLD                                     B.E. (Mech), MAE (Ord.)
  Chartered Valuation Surveyor                               ASME (USA), CSME
Registered Professional Surveyor                               EIC (Canada)
        Managing Director                                       Consultant

Investigation and report by
Andy H.F. Chu
BEng
Senior Manager

--------------------------------------------------------------------------------
APPENDIX 4                     PLANT AND MACHINERY VALUATION REPORT PREPARED BY
                                                GREATER CHINA APPRAISAL LIMITED
--------------------------------------------------------------------------------

                             SUMMARY OF VALUATION

                                                                                                                FMV-CU
                                                                                          INTEREST              OF THE
                                                               FMV-CU AS AT 30              OF THE          ACQUISITION
                                                                SEPTEMBER 2004         ACQUISITION            INTEREST
                                                                         (RMB)                 (%)               (RMB)


Guangzhou Petrochemical
Machinery and Equipment                                            377,988,900
Boiler Workshop                                 93,939,700
Electrical Workshop                             13,504,500
Thermal Power Workshop                         230,014,200
Water Supply Workshop                           39,986,600
Others                                             543,900
Construction-in-progress                                            22,450,800
                                                                 ----------------          ----------     ---------------

Sub-total                                                          400,439,700                 100         400,439,700

Luoyang Petrochemical
Machinery and Equipment                                          2,384,196,000
Aromatics Complex (Reformer and PX             562,236,500
Plant)
PTA Plant                                      955,044,000
PET Plant                                      210,451,600
PET Filament Fiber Plant                       297,219,800
PET Staple Fiber Plant                         219,104,900
PET Hollow Fiber Plant                           9,127,500
Others                                         131,011,700
Construction-in-progress                                             5,528,800
                                                                 ----------------          ----------     ---------------

Sub-total                                                        2,389,724,800                 100       2,389,724,800

Luoyang PP
Machinery and Equipment                                            134,206,700
PP Plant                                       129,858,300
Others                                           4,348,400
Construction-in-progress                                           146,557,000
                                                                 ----------------          ----------     ---------------

Sub-total                                                          280,763,700                  55         154,420,035

Maoming Petrochemical
Machinery and Equipment                                            361,168,800
Catalytic Cracking Plant                       153,026,500
Distillation Plant                             144,726,800
Others                                          63,415,500
                                                                 ----------------          ----------     ---------------

Sub-total                                                          361,168,800                 100         361,168,800


--------------------------------------------------------------------------------
APPENDIX 4                     PLANT AND MACHINERY VALUATION REPORT PREPARED BY
                                                GREATER CHINA APPRAISAL LIMITED
--------------------------------------------------------------------------------

                                                                                                                FMV-CU
                                                                                          INTEREST              OF THE
                                                               FMV-CU AS AT 30              OF THE          ACQUISITION
                                                                SEPTEMBER 2004         ACQUISITION            INTEREST
                                                                         (RMB)                 (%)               (RMB)


Tianjin Petrochemical
Machinery and Equipment                                          5,353,656,500
Ethylene Section
ET Plant                                       793,787,300
PE Plant                                       275,296,000
PP Plant                                       152,635,500
EO/EG Plant                                    292,118,400
Plants ancillary                               233,451,100
Petrochemical Section
PX Plant                                       892,080,000
PTA Plant                                      913,710,100
Chemical Fiber Section
PET Filament Fiber Plant                       313,071,500
PET Staple Fiber Plant                         230,790,600
PET Plant                                      221,827,300
Others                                       1,034,888,700
Construction-in-progress                                           226,552,900
                                                                ----------------          -----------   -----------------

Sub-total                                                        5,580,209,400                 100       5,580,209,400

Zhongyuan Petrochemical
Machinery and Equipment                                          1,308,262,200
ET Cracking Plant                              585,554,000
PE Plant                                       323,259,200
PP Plant                                       146,400,100
Benzene Extraction Plant                        23,631,400
Hydrogen Plant                                   9,284,900
Others                                         220,132,600
Construction-in-progress                                            59,050,700
                                                                ----------------          -----------   -----------------

Sub-total                                                        1,367,312,900               93.51       1,278,574,293

Grand total                                                     10,379,619,300                          10,164,537,028
                                                                ================          ===========   =================

-------------------------------------------------------------------------------
APPENDIX 5                                                  GENERAL INFORMATION
-------------------------------------------------------------------------------
1.    RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to Sinopec Corp. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.    DISCLOSURE OF INTERESTS

As at the Latest Practicable Date:

(i) none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.;

(ii) none of the directors, supervisors and senior management of Sinopec Corp. had any interests or short positions in the shares, underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of the SFO) which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to Sinopec Corp. and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

(iii) Sinopec Corp. has not granted its Directors, chief executives or their respective spouses or children below 18 any rights to subscribe for its equity securities or debt securities;

(iv) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Company and which was significant in relation to the business of the Company taken as a whole;

(v) none of the Directors or any professional advisers named in paragraph 9 of this Appendix had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Company, or are proposed to be acquired or disposed of by or leased to any member of the Company.

3.    SUBSTANTIAL SHAREHOLDERS

As at 30 September 2004, the top ten shareholders of Sinopec Corp., the interests or short positions of substantial shareholders who are entitled to exercise or control the exercise of 10% or more of the voting power at any of Sinopec Corp.'s general meetings and other persons who are required to disclose their interests pursuant to Part XV of the SFO (including those who are entitled to exercise or control the exercise of 5% or more of the voting power at any of Sinopec Corp.'s general meetings, but excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of Sinopec Corp. as recorded in the register required to be kept under Section 336 of the SFO are as follows:

(1)   Top ten shareholders

                                              PERCENTAGE AT THE END OF THE
                                                    REPORTING PERIOD
                                                     AMONG            AMONG THE
                               NUMBER OF             TOTAL              TYPE OF
                             SHARES HELD     SHAREHOLDINGS           SHARES HELD NATURE OF            TYPE OF
NAME OF SHAREHOLDERS      (1,000 SHARES)                 (%)                 (%)  SHAREHOLDERS        SHARES HELD

China Petrochemical           47,742,561             55.06                71.13 State-owned shares     Non tradable
Corporation  ("Sinopec
Group Company")
HKSCC (Nominees)              16,676,156             19.23                99.38 H shares               Tradable
Limited
China Development Bank         8,775,570             10.12                13.07 State-owned shares     Non tradable
China Cinda Asset              8,720,650             10.06                12.99 State-owned shares     Non tradable
Management Corp.
China Orient Asset             1,296,410              1.50                 1.93 State-owned shares     Non tradable

-------------------------------------------------------------------------------
APPENDIX 5                                                  GENERAL INFORMATION
-------------------------------------------------------------------------------


                                              PERCENTAGE AT THE END OF THE
                                                    REPORTING PERIOD
                                                     AMONG            AMONG THE
                               NUMBER OF             TOTAL              TYPE OF
                             SHARES HELD     SHAREHOLDINGS           SHARES HELD NATURE OF            TYPE OF
NAME OF SHAREHOLDERS      (1,000 SHARES)                 (%)                 (%)  SHAREHOLDERS        SHARES HELD

Management Corp.
Guo Tai Jun An Corp.             586,760              0.68                 0.87 State-owned legal      Non tradable
                                                                                person shares
Xinghe Securities                 64,387              0.07                 2.30 A Shares               Tradable
Investment Fund
Qingdao Port Authority            60,000              0.07                 2.14 A Shares               Tradable
EFUND 50 Securities               55,906              0.06                 2.00 A Shares               Tradable
Investment Fund
Xinghua Securities                50,610              0.06                 1.81 A Shares               Tradable
Investment Fund

(2) Information disclosed by the shareholders of H share according to the Securities and Futures Ordinance


NAME OF SUBSTANTIAL SHAREHOLDER                                                     NUMBER OF              % OF ISSUED
                                                                            SHARES INTERESTED            SHARE CAPITAL
                                                                           (See *Notes below)       (see *Notes below)
Exxon Mobil Corporation                                                      3,168,529,000(L)                 18.88(L)
J.P. Morgan Chase & Co.                                                      1,191,174,546(L)                  7.10(L)
                                                                               648,601,391(P)                  3.87(P)
J.P. Morgan Chase & Co.                                                      1,028,345,471(L)                  6.13(L)
                                                                               347,184,277(P)                  2.07(P)
Morgan Stanley                                                                 932,527,786(L)                  5.56(L)
                                                                               478,305,000(S)                  2.85(S)
                                                                                         0(P)                  0.00(P)
Wellington Management Company, LLP                                             845,269,200(L)                  5.04(L)

Note: (L): Long position, (S): Short position (P): Lending pool


4.    LITIGATION

As at the Latest Practicable Date, no member of the Company and the Vendors of the Target Business is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of and the vendors of the Target Business.

5.    SERVICE CONTRACTS

None of the Directors had entered into any service contract with Sinopec Corp. or any member of the Company (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6.    PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the articles of association of Sinopec Corp., a general voting shall be made at the shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10% or more of Sinopec Corp. shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands.

Issues concerning election of the chairman or suspension of a meeting shall be voted by poll. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting.

7.    MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company since 30 June 2004, being the date of the latest published audited financial statements of Sinopec Corp.

8.    CONSENTS

CICC, Rothschild, Sallmanns, Greater China Appraisal Limited and Grant Sherman Appraisal Limited have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

As at the Latest Practicable Date, none of CICC, Rothschild, Sallmanns, Greater China Appraisal Limited and Grant Sherman Appraisal Limited had any shareholding in any member of the Company and none of them has any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Company.

9.    QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:


NAMES                                             QUALIFICATIONS
CICC                                              licensed by the Securities and Futures Commission for Types 1, 4
                                                  and 6 regulated activities under the Securities and Futures
                                                  Ordinance
Rothschild                                        an institution registered with the Securities and Futures
(independent financial adviser)                   Commission to carry out Types 1, 4, 6 and 9
                                                  regulated activities under the Securities and Futures Ordinance
Sallmanns                                         Chartered surveyor
Greater China Appraisal Limited                   Chartered surveyor
Grant Sherman Appraisal Limited                   Chartered surveyor

10. MISCELLANEOUS

(a) The Company Secretary is Mr. Chen Ge.

(b) The registered office and head office of Sinopec Corp. is A6, Huixindong Street, Chaoyang District, Beijing 100029, PRC.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of Sinopec Corp. at A6 Huixindong Street, Chaoyang District, Beijing 100029, PRC and the offices of Herbert Smith, 23rd Floor, Gloucester Tower, 11 Pedder Street, Central, Hong Kong during normal business hours on any business day from the date of this circular until 22 November 2004:

1. Resolutions of the 12th meeting of the second session of the Board (including opinions of Independent Non-Executive Directors);

2.    Acquisition Agreements and Disposal Agreement;

3.    New Continuing Connected Transactions Adjustment Agreement;

4.    PRC independent financial adviser's report;

5.    Rothschild's letter;

6.    Financial reports of Target Assets;

7. Full valuation reports of Target Assets (in Chinese) prepared by the PRC Independent Valuers; and

8. Full valuation reports of Target Assets (in Chinese) prepared by Sallmanns, Grant Sherman and Greater China.

--------------------------------------------------------------------------------
                                 NOTICE OF EGM
--------------------------------------------------------------------------------


                               [GRAPHIC OMITTED]
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)
                               (Stock Code: 386)

               NOTICE OF EXTRAORDINARY GENERAL MEETING FOR 2004

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting (the "EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for 2004 will be held at Beijing Crowne Plaza Park View Wuzhou Hotel, 8 Beisihuanzhong Road, Chaoyang District, Beijing, the People's Republic of China ("PRC") on Tuesday, 21 December 2004 at 9:00 a.m. for the following purposes:

To consider and approve the following matters by way of Ordinary Resolutions:

1. the Proposal regarding the Acquisition of Certain Petrochemical Assets from China Petrochemical Corporation

2. the Proposal regarding the Acquisition of Certain Catalyst Assets from China Petrochemical Corporation

3. the Proposal regarding the Acquisition of Certain Gas Station Assets from China Petrochemical Corporation

4. the Proposal regarding the Disposal of Certain Downhole Operation Assets to China Petrochemical Corporation

5. the Proposal for the General Meeting of Sinopec Corp. to authorize the Board to perform all relevant matters in relation to the Acquisition and the Disposition.

6. the Proposal regarding the Adjustment to the Capital Expenditure Plan for the Year 2004

The proposals 1 - 5 above involve connected transactions between Sinopec Corp. and China Petrochemical Corporation ("Sinopec Group Company"), and Sinopec Group Company will abstain from voting in respect of the resolutions at the EGM.

Please refer to the announcements published on 2 November 2004 in the China Securities, Shanghai Securities and Securities Times in the PRC and South China Morning Post and Hong Kong Economics Times in Hong Kong for details of above acquisitions and disposal and the adjustment to the Capital Expenditure Plan.

                                                  By Order of the Board
                                                         CHEN GE
                                           Secretary to the Board of Directors

Beijing, PRC, 6 November 2004

Notes:

1.    ELIGIBILITY FOR ATTENDING THE EGM

Holders of Sinopec Corp.'s H shares whose names appear on the register of members of Sinopec Corp. maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by China Securities Registration and Clearing Company Limited Shanghai Branch Company at the close of business on Monday, 22 November 2004 are eligible to attend the EGM. Those who wish to attend the EGM and vote must submit all H share transfer documents together with the relevant share certificates to the Hong Kong H share transfer registrar of Sinopec Corp. before 4 p.m., Friday, 19 November 2004. The address is 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

--------------------------------------------------------------------------------
                                 NOTICE OF EGM
--------------------------------------------------------------------------------

2.    PROXY

(a) A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.

(b) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(c) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to Sinopec Corp. and, in the case of holders of H shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the EGM.

(d) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.

3.    REGISTRATION PROCEDURES FOR ATTENDING THE EGM

(a) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(b) Shareholders intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before Wednesday, 1 December 2004.

(c) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.

4.    CLOSURE OF REGISTER OF MEMBERS

The register of members of Sinopec Corp. will be closed from Monday, 22 November 2004 to Tuesday, 21 December 2004 (both days inclusive).

5.    METHOD OF VOTING

Pursuant to Rule 13.39(4) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, voting on resolutions 1 to 5 will be taken by way of poll. According to article 76 of the articles of association of Sinopec Corp., the voting of the remaining resolution at the EGM shall be carried out by way of show of hands, unless any of the following persons request, either before or after the show of hands, that a voting be carried out by way of poll:

(a)   Chairman of the meeting;

(b)   At least two shareholders who have voting rights or their attorneys;

(c) One shareholder who hold, or several shareholders who hold in aggregation, more than 10% (including 10%) of the shares that carry voting rights (including their attoneys).

Unless the request to vote by poll is brought, the chairman of the meeting may announce the result of the voting on a proposal based on the result of the show of hands, and record this in the minutes of the meeting for final evidence, with no responsibility to prove the number of votes or any proportion thereof for or against the resolution passed at the meeting. The request for voting by poll may be withdrawn by whom who made the request.

6.    OTHER BUSINESS

(a) The EGM will not last for more than one day. Shareholders who attend shall bear their own traveling and accommodation expenses.

(b) The address of the share registrar for H shares of Sinopec Corp., Hong Kong Registrars Limited, is at:

      46th Floor
      Hopewell Centre
      183 Queen's Road East
      Hong Kong

(c) The registered address of Sinopec Corp. is at:

      A6 Huixindong Street
      Chaoyang District
      Beijing 100029
      The People's Republic of China
      Telephone No.: (+86) 10 6499 0060
      Facsimile No.: (+86) 10 6499 0022

                               [GRAPHIC OMITTED]

      (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (Stock Code: 386)
       Proxy Form for the Extraordinary General Meeting for the Year 2004

                                                  -----------------------------
                                                  Number of Shares related
                                                  to this proxy form (note 1)
                                                  -----------------------------


I (We) (note 2) _______________________________________________________________

of ____________________________________________________________________________

being the holder(s) of (note 1) _______________________________________________
H Share(s)/domestic Share(s)(note 3) of RMB1 each of China Petroleum & Chemical
_______________________________________________________________________________
Corporation ("Sinopec Corp.") now

appoint (note 4) _______________________ (I.D. No.: ___________________________

of
_______________________________________________________________________________
/the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the extraordinary general meeting of Sinopec Corp. for 2004 ("EGM") to be held at 9:00 a.m. on Tuesday, 21 December 2004 at Beijing Crowne Plaza Park View Wuzhou Hotel, No.8 Beisihuan Zhong Road, Chaoyang District, Beijing, PRC for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the EGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.
(note 5)

 -------------------------------------------------------------------------------|------------------|---------------------|
 Ordinary Resolutions:                                                          |   For(note 5)    |    Against (note 5) |
 -------------------------------------------------------------------------------|------------------|---------------------|
 1.   the Proposal regarding the Acquisition of Certain Petrochemical Assets    |                  |                     |
      from China Petrochemical Corporation                                      |                  |                     |
 -------------------------------------------------------------------------------|------------------|---------------------|
 2.   the Proposal regarding the Acquisition of Certain Catalyst Assets from    |                  |                     |
      China Petrochemical Corporation                                           |                  |                     |
 -------------------------------------------------------------------------------|------------------|---------------------|
 3.   the Proposal regarding the Acquisition of Certain Gas Station Assets      |                  |                     |
      from China Petrochemical Corporation                                      |                  |                     |
 -------------------------------------------------------------------------------|------------------|---------------------|
 4.   the Proposal regarding the Disposal of Certain Downhole Operation Assets  |                  |                     |
      to China Petrochemical Corporation                                        |                  |                     |
 -------------------------------------------------------------------------------|------------------|---------------------|
 5.   the Proposal for the General Meeting of Sinopec Corp. to authorize the    |                  |                     |
      Board to perform all relevant matters in relation to the Acquisition and  |                  |                     |
      the Disposition                                                           |                  |                     |
 -------------------------------------------------------------------------------|------------------|---------------------|
 6.   the Proposal regarding the Adjustment to the Capital Expenditure Plan     |                  |                     |
      for the Year 2004                                                         |                  |                     |
 -------------------------------------------------------------------------------|------------------|---------------------|



Date: _____________________________________2004              Signature: ________________________________________ (note 6)


Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.    Please insert full name(s) and address(es) in BLOCK LETTERS.

3.    Please delete as appropriate.

4. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to his proxy form must be signed by the signatory.

5. Attention: If you wish to vote FOR any resolution, please indicate with a "6" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "X" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

6. This form of proxy must be signed under hand by you or your attorney duly authorized on your behalf. If the appointor is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7. This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered, in the case of holders of domestic shares, to Sinopec Corp. at A6 Huixindong Street, Chaoyang District, Beijing 100029, the People's Republic of China or, in the case of holders of H Shares, to Hong Kong Registrars Limited at 46/F., Hopewell Centre, 183 Queen's Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM.

                               [GRAPHIC OMITTED]

      (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                               (Stock Code: 386)



       Reply Slip for the Extraordinary General Meeting for the Year 2004



I(We)(1)
_______________________________________________________________________________
of
_______________________________________________________________________________
being the holder(s) of (2)
_______________________________________________________________________________
H Share(s)/domestic share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation ("Sinopec Corp.") hereby confirm that I(we) or my proxy wish to attend the extraordinary general meeting of Sinopec Corp. for 2004
(the "EGM") to be held at Beijing Crowne Plaza Park View Wuzhou Hotel, No.8 Beisihuan Zhong Road, Chaoyang District, Beijing China at 9:00 a.m. on
Tuesday, 21 December 2004.







Signature(s): __________________________________________




Date: __________________________________________________




Notes:

1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters.

2.    Please insert the number of shares registered under your name(s).

3. The completed and signed reply slip should be delivered to Sinopec Corp. by hand, by post or by fax at A6 Huixindong Street, Chaoyang District, Beijing 100029, (Fax no.: (+86)10 6499 0022) such that the same shall be received by Sinopec Corp. on or before 1 December 2004. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

                                  SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: November 6, 2004